                                                Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-115662

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED AUGUST 27, 2004)

                                [LUBRIZOL LOGO]

                            THE LUBRIZOL CORPORATION

                            13,400,000 COMMON SHARES

                                $33.25 PER SHARE
                               ------------------
     We are selling 13,400,000 of our common shares. We have granted the underwriter an option to purchase up to an additional 2,010,000 of our common shares to cover over-allotments.

     Our common shares are listed for trading on the New York Stock Exchange under the symbol "LZ." The last reported sale price of our common shares on the NYSE on September 22, 2004 was $33.71 per share.

     Concurrently with this offering, we are also conducting a separate public offering of $1,150 million aggregate principal amount of senior unsecured notes and debentures with various maturities. Neither the completion of the debt offering nor the completion of this common share offering is contingent upon the other.
                               ------------------

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                                PER SHARE            TOTAL
                                                                ---------         ------------
Public offering price                                            $33.25           $445,550,000
Underwriting discount                                            $ 1.33           $ 17,822,000
Proceeds to us (before expenses)                                 $31.92           $427,728,000

     The underwriters expect to deliver the common shares to purchasers on or about September 28, 2004.
                               ------------------
                                   CITIGROUP

                            KEYBANC CAPITAL MARKETS
ABN AMRO ROTHSCHILD LLC                                 DEUTSCHE BANK SECURITIES
September 22, 2004

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER OF OUR COMMON SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER PAGE OF THOSE DOCUMENTS.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT


About this Prospectus Supplement and the Accompanying
  Prospectus................................................   S-ii
Non-GAAP Financial Measures.................................   S-ii
Pro Forma Financial Information.............................   S-ii
Summary.....................................................    S-1
Risk Factors................................................   S-10
Use of Proceeds.............................................   S-18
Market Price of Common Shares and Dividend Policy...........   S-19
Capitalization..............................................   S-20
Selected Historical Consolidated Financial Data of
  Lubrizol..................................................   S-22
Selected Historical Consolidated Financial Data of Noveon
  International.............................................   S-24
Unaudited Pro Forma Consolidated Financial Information......   S-26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-33
Business....................................................   S-67
Management..................................................   S-89
Description of Common Shares................................   S-92
Material United States Federal Tax Consequences for Non-U.S.
  Holders of Our Common Shares..............................   S-93
Underwriting................................................   S-96

                                   PROSPECTUS

About this Prospectus.......................................     1
About The Lubrizol Corporation..............................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements..................................     2
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of Common Shares................................     4
Description of Debt Securities..............................     6
Plan of Distribution........................................    22
Legal Matters...............................................    25
Experts.....................................................    25

        ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     Our disclosure document consists of two parts. The first part is this prospectus supplement, which describes this offering and certain other matters relating to us and our business. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the common shares being offered in this offering.

     If the description of the common shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

                          NON-GAAP FINANCIAL MEASURES

     EBITDA presented in this prospectus supplement is a supplemental measure of performance that is not required by, or presented in accordance with, accounting principles generally accepted in the United States of America, or GAAP. See footnote 5 in the section of this prospectus supplement titled "Summary Historical and Pro Forma Consolidated Financial and Other Data" for the definition of EBITDA and related disclosure.

     EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our financial results prepared in accordance with GAAP. Some of these limitations are:

     - EBITDA does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

     - EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

     - EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make interest or principal payments, on our debts;

     - although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

     - EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

     - other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

     Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

                        PRO FORMA FINANCIAL INFORMATION

     This prospectus supplement contains various references to pro forma financial information. This pro forma financial information is included in, or is derived from, the "Unaudited Pro Forma Consolidated Financial Information" that has been prepared in conformity with Regulation S-X beginning on page S-26. This unaudited pro forma financial information gives effect to the June 3, 2004 acquisition of Noveon International, Inc. (see page S-70 for a further discussion of the acquisition) and the long-term financing thereof as if the acquisition had occurred on January 1, 2003. Our second quarter 2004 Report on Form 10-Q, incorporated by reference in the accompanying prospectus, also includes pro forma financial information for the six months ended June 30, 2003 and 2004. The pro forma financial information in the Report on Form 10-Q, prepared in accordance with GAAP, reflects the acquisition of Noveon International as if the acquisition occurred at the beginning of each of the six-month periods ended June 30, 2003 and 2004, which differs in presentation from what is required under Regulation S-X in the preparation of the "Unaudited Pro Forma Consolidated Financial Information" included herein. As a result of these differences in pro forma basis of presentation, some acquisition-related costs and financing costs, such as the write-off of in-process research and development costs and the costs associated with the inventory purchase accounting adjustment that is being charged to cost of sales, are recognized as expense in the Report on Form 10-Q pro forma consolidated statements of income for the six months ended June 30, 2003 and 2004. However, these costs are not reflected in the pro forma consolidated statement of income for the six months ended June 30, 2004 included in the "Unaudited Pro Forma Consolidated Financial Information" herein, and instead are reflected only in the pro forma consolidated statements of income for the 2003 periods presented in the "Unaudited Pro Forma Consolidated Financial Information" herein.

                                    SUMMARY

     This summary highlights certain information appearing elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before purchasing our common shares. We encourage you to read the entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section, and the documents incorporated by reference before making an investment decision. Unless the context requires otherwise, references to "Lubrizol," "we," "us" and "our" refer collectively to The Lubrizol Corporation and its consolidated subsidiaries, including Noveon International, Inc., which we acquired on June 3, 2004.

                                 ABOUT LUBRIZOL

OVERVIEW

     We are a leading global producer and marketer of technologically advanced chemicals and specialty materials for the transportation, consumer and industrial markets. Our business is founded on technological leadership. Innovation provides opportunities for us in growth markets as well as advantages over our competitors. From a base of approximately 3,000 patents, we use our product development and formulation expertise to sustain our leading market positions and fuel our future growth. We create additives, ingredients, resins and compounds that enhance the performance, quality and value of our customers' products, while minimizing their environmental impact. Our products are used in a broad range of applications, and are sold into stable markets such as those for engine oils, specialty driveline lubricants and metalworking fluids, as well as higher growth markets such as personal care and pharmaceutical products and performance coatings and inks. Our specialty materials products are also used in a variety of industries, including the telecommunications, construction, footwear and automotive industries.

     We are an industry leader in many of the markets in which our product lines compete. We hold the #1 global position in the lubricant additives market. We also produce products with well recognized brand names, such as Anglamol(R) (gear oil additives), Carbopol(R) (acrylic thickeners for personal care products), Estane(R) (thermoplastic polyurethane, or TPU), Hycar(R) (water-borne acrylic emulsions for performance coatings) and TempRite(R) (chlorinated polyvinyl chloride (CPVC) resins and compounds used in plumbing systems).

     We are geographically diverse, with an extensive global manufacturing, supply chain, technical and commercial infrastructure. We operate facilities in 26 countries, comprised of production facilities in 22 countries, laboratories in six countries and offices in 25 countries, in key regions around the world. We sell our products in more than 100 countries and believe that our customers recognize and value our ability to provide customized, high quality, cost-effective performance formulations and solutions worldwide. We also believe our customers value our global supply chain capabilities.

     Our pro forma consolidated results for the year ended December 31, 2003 included net revenues of $3,182.2 million, net income of $52.5 million and EBITDA of $433.6 million. Our pro forma consolidated results for the six months ended June 30, 2004 included net revenues of $1,837.8 million, net income of $79.9 million and EBITDA of $292.7 million, compared with net revenues of $1,596.4 million, net income of $29.0 million and EBITDA of $234.8 million for the six months ended June 30, 2003. See the section of this prospectus supplement titled "Pro Forma Financial Information." We have generated consistently strong cash flow from our diverse product lines, leading market positions, disciplined capital expenditure programs and working capital management. We believe our strong cash flow will enable us to maintain our leading market positions and to invest in targeted growth strategies while continuing to reduce indebtedness.

THE NOVEON INTERNATIONAL ACQUISITION

     On June 3, 2004, we acquired Noveon International, a leading global producer and marketer of technologically advanced specialty materials and chemicals used in the industrial and consumer markets, for net cash of $794.8 million and assumed debt of $1,103.1 million. With the acquisition of Noveon International, we have accelerated our program to attain a substantial presence in the personal care and coatings markets by adding a number of higher growth, industry-leading products under highly recognizable brand names, including Carbopol(R) and Hycar(R), to our already strong portfolio of lubricant and fuel additive products and consumer product ingredients. Additionally, Noveon International has a number of industry-leading specialty materials businesses, including TempRite(R) CPVC and Estane(R) TPU, that generate strong cash flow. We believe that the Noveon International acquisition meets the core tenets of our stated strategy to:

     - maintain technology leadership;

     - apply our formulation expertise to extend applications into new markets; and

     - expand the global breadth of our businesses.

     We have established a target of $40.0 million in annual cost savings from the integration of Noveon International that we expect to achieve by reducing costs of raw materials and outside services, rationalizing manufacturing operations and consolidating corporate functions, and repositioning our commercial development activities. Within a month of closing the acquisition, we announced workforce reductions that are estimated to achieve $16.0 million in annual cost savings. Longer term, we will seek to grow revenues and profits by pursuing cross-marketing opportunities, leveraging our geographical infrastructure, enhancing product development capabilities and further streamlining operations.

OUR BUSINESS

     Following our acquisition of Noveon International, we reorganized our business into two business units and reporting segments: the lubricant additives segment, also referred to as Lubrizol Additives, and the specialty chemicals segment, also referred to as Noveon. For the year ended December 31, 2003, the lubricant additives segment represented 56% and the specialty chemicals segment represented 44% of our pro forma consolidated net sales.

     LUBRICANT ADDITIVES. The lubricant additives segment is the leading global supplier of additives for transportation and industrial lubricants. We pioneered the development of lubricant additives over 75 years ago and continue to maintain leadership in this $5.0 billion industry today. Our customers rely on our products to reduce environmental impact and improve the performance and lifespan of critical components, such as engines, transmissions and gear drives for cars, trucks, buses, off-highway equipment, marine engines and industrial applications. Our products serve to increase cost-effectiveness by reducing friction and heat, resisting oxidation, minimizing deposit formation, and preventing corrosion and wear. Through our in-house research, development and testing programs, we have the capability to invent and develop a broad range of proprietary chemical components, including antioxidants, anti-wear agents, corrosion inhibitors, detergents, dispersants, friction modifiers and viscosity modifiers. We have three primary product lines within the Lubrizol Additives segment: Engine Additives, Specialty Driveline and Industrial Oil Additives, and Services and Equipment.

     In 2003, the Lubrizol Additives segment generated pro forma net revenues of $1,796.7 million and pro forma segment operating income of $201.5 million. For the six months ended June 30, 2004, the Lubrizol Additives segment generated pro forma net revenues of $1,013.3 million and pro forma segment operating income of $135.5 million, and for the six months ended June 30, 2003, the Lubrizol Additives segment generated pro forma net revenues of $903.2 million and pro forma segment operating income of $114.2 million. See the section of this prospectus supplement titled "Pro Forma Financial Information."

     SPECIALTY CHEMICALS. The specialty chemicals segment represents a diverse portfolio of performance chemicals. We have three primary product lines within our Noveon segment:

     - Consumer Specialties. We are a global producer of specialty chemicals targeting the personal care, pharmaceutical and food and beverage industries and we are a provider of engineered adhesives, polymer additives and specialty emulsifiers. Key products in this product line include Carbopol(R) acrylic thickeners, film formers, fixatives, emollients, silicones, botanicals, active pharmaceutical ingredients and intermediates, benzoate preservatives, fragrances, synthetic food dyes, natural colorants, Hycar(R) reactive liquid polymers, rubber and lubricant antioxidants, rubber accelerators and ADEX(TM) emulsifiers for mining explosives.

     - Performance Coatings. We are a leading supplier of specialty resins and additives for the coatings and inks markets worldwide. We offer a wide range of products for formulating paints, coatings and inks, such as water-based polymer emulsions and dispersions, acrylic emulsions and polyurethane dispersions, non-aqueous acrylic resins, high-performance hyperdispersants, surface modifiers, rheology control additives, foam control additives and other proprietary products.

     - Specialty Materials. We are the largest global supplier of CPVC resins and compounds, sold under the trademark TempRite(R). We are also a leading producer of cross-linked polyethylene compounds (PEX) sold under the trademark TempRite(R). Applications for TempRite(R) resins and compounds include piping for residential and commercial plumbing and fire sprinkler systems. In addition, we are a leading producer of TPU, sold under the trademark Estane(R). Applications for Estane(R) TPU include plastic film and sheet for various coatings processes.

     In 2003, the Noveon segment generated pro forma net revenues of $1,385.5 million and pro forma segment operating income of $86.9 million. For the six months ended June 30, 2004, the Noveon segment generated pro forma net revenues of $824.5 million and pro forma segment operating income of $80.0 million, and for the six months ended June 30, 2003, the Noveon segment generated pro forma net revenues of $693.2 million and pro forma segment operating income of $45.7 million.

COMPETITIVE STRENGTHS

     TECHNOLOGY LEADERSHIP. We pioneered the development of lubricant additives over 75 years ago and continue to maintain technology leadership in the industry today. Our extensive knowledge of surface-active chemistry is the primary technology platform from which we drive innovation and new product development in lubricant and fuel additives, as well as additives for coatings and ingredients for personal care products. We believe that our expertise is critical to meeting our customers' needs, sustaining our competitive advantages and capitalizing on growth opportunities. Excluding acquisitions, in each of the past five years, approximately 40% of sales were from products introduced within the previous five years. The acquisition of Noveon International has further complemented and enhanced our technological capabilities. We both share a strong foundation in polymer chemistry. All our dispersants, which are our highest volume class of additives, are polymers, as are most of our rheology control agents. Our dispersant technology protects the surfaces of equipment by suspending contaminant particles in fluids, and our rheology chemistry modifies the viscosity, or flow characteristics, of a fluid. Noveon International's expertise in polymer chemistry led to the invention of Carbopol(R), the world's leading acrylic thickener. We employ more than 100 PhDs in our state-of-the-art laboratories in North America, Europe and Asia, helping us to enhance our leadership in our markets. Our commitment to technology is also demonstrated by continued investment in research and development. For the year ended December 31, 2003, on a pro forma basis, we invested $211.7 million, or 6.7% of net sales, in research, testing and development activities.

     LEADING MARKET POSITIONS. We hold the #1 global position in the lubricant additives market, which includes engine oils, specialty driveline lubricants and industrial oil additives. Approximately 56% of our pro forma consolidated net sales for the year ended December 31, 2003 were generated from sales into that market. Additionally, other of our products that hold #1 or #2 global positions include Carbopol(R) acrylic thickener, Estane(R) TPU, Lanco(R) coatings surface modifiers, Solsperse(R) hyperdispersants, TempRite(R) CPVC and Hycar(R) reactive liquid polymers. These other leading products represented approximately 17% of our pro forma consolidated net sales for the year ended December 31, 2003. In each of these product lines, we have developed formulation and production advantages that have allowed us to sustain our market leadership.

     SPECIALIZED VALUE-ADDED PRODUCTS. Our products are used to enhance our customers' products. Our products generally represent a small percentage of our customers' production costs, yet are critical to end-product performance. Many of our products are developed in direct cooperation with our customers to meet their specific needs, often resulting in long-standing and loyal customer relationships. For decades we have worked with many of our lubricant additive customers on various joint technology development projects, such as customized formulations for their premium product lines. In addition, many of our products are specified in the formulations of original equipment manufacturers (OEMs) and other of our customers, resulting in significant barriers to changing suppliers. In our lubricant additives business, we work with OEMs to design customer-specific additives for use with the manufacturers' equipment. For example, we formulate complex additive packages for automatic transmission fluids with automotive and transmission OEMs to optimize the performance of the transmission. We also work with coatings producers to develop paints with unique properties. Finally, our carbomer thickeners are specified for use in personal care and pharmaceutical applications, and our FDA-approved polymers are specified for use in food-packaging applications.

     GLOBAL INFRASTRUCTURE. We develop, manufacture and sell our products around the world. Our global infrastructure enables us to fulfill promptly the procurement demands of our customers, who are increasingly demanding a comprehensive supply solution to match their global operations. Over the last 75 years, we have made significant investments in our global operations that have contributed to our market leadership position. Recently, we made investments in emerging markets such as China and India that we expect will lead to further growth opportunities in these markets. We believe our global presence moderates the effects of a single region's economic cycles and gives us an advantage over many competitors. For the six months ended June 30, 2004, 51% of our pro forma consolidated net sales were originated in North America, 27% in Europe, 17% in the Asia/Pacific region and the Middle East and 5% in Latin America.

     EXPERIENCED MANAGEMENT TEAM. Our senior management team consists of professionals with extensive experience in the specialty chemicals industry. These managers have successfully operated our business during various industry conditions and cycles and are continually focused on improving productivity, maximizing operating efficiency and optimizing the use of our capital resources. Management has demonstrated its ability to improve operating performance, reduce the cost structure and maximize long-term profitability of acquired companies.

CORPORATE STRATEGY

     Our corporate strategy is balanced between sustaining our market leadership in mature markets, such as lubricant additives, and expanding our leadership in higher growth markets, such as ingredients for personal care products. At the core of our corporate strategy is our intention to continue to invest in technology focused on identified market needs to create product differentiation and sustainable competitive advantages.

     STRENGTHEN TECHNOLOGY LEADERSHIP. We are committed to our internal research and development as a means to strengthen our technology leadership and to sustain and expand our product offerings. We believe technology leadership is essential to sustaining our market leadership and profitability. We believe our customers highly value our responsiveness to their needs, such as formulating products that adhere to regulatory requirements and developing customized and specialized products. For example, well in advance of its required introduction, we met a significant technical challenge in formulating our products to meet the North American passenger car motor oil standards for the 2005 model year. These standards require improved control of emissions and greater fuel economy, and we are achieving higher prices with our new formulations. We have also developed a new resin with unique adhesion properties for difficult-to-coat surfaces. This resin is the key component in a paint formulation that has been successfully commercialized by a major global coating producer.

     APPLY OUR FORMULATION EXPERTISE TO EXTEND OUR TECHNOLOGY INTO NEW APPLICATIONS. We intend to utilize our technological expertise to modify existing products continuously to broaden their usage. For example, we modified a dispersant originally used to lighten the color and improve the clarity in motor oils for use as an emulsifier providing stability in the formulation of skin creams and sunscreens. We modified another of our products, which was originally used as a motor oil detergent in the 1960s, for use in the automotive rustproofing market. Then, as the rustproofing market declined in the 1980s, we developed a modified component of this automotive undercoating for use as a "no-drip" thickener for industrial coatings. More recently, we developed a clear version of this thickener to be used for architectural coatings.

     EXPAND THE GLOBAL BREADTH OF OUR BUSINESS. We will continue to serve our existing multinational customers as they penetrate emerging markets, and will also pursue new customers in those regions. We selectively add sales, marketing and research and development personnel in targeted regions and follow with further infrastructure expansion as the markets for our customers' products develop. We are focused specifically on expanding our business in the Asia/Pacific region, in particular China. For example, in our lubricant additives business, we have a joint venture with PetroChina to serve the local market for engine oils. Additionally, we have begun to build our commercial and technical sales presence in China for our products outside of the joint venture, such as our industrial lubricant additives, coating additives, personal care ingredients and specialty materials products. Our focus on the region has generated higher sales. In the first half of 2004, our total pro forma consolidated net sales in the Asia/Pacific region increased 21% over the first half of 2003.

     PURSUE PRODUCTIVITY EFFICIENCIES. We continually seek ways to increase our productivity by pursuing operational efficiencies, reducing our fixed cost structure, rationalizing capacity and efficiently managing capital spending. For example, in lubricant additives, we implemented a program in 2003 to achieve a more competitive cost structure that resulted in annual savings of approximately $20.0 million. Excluding acquisitions, since 1996 we have reduced the number of production units by 23%, formulating components by 37% and manufacturing headcount by 29%, while shipment volume has increased by 18%. For the businesses we acquire, we look to eliminate duplicative costs and realize synergies. Within a month following the Noveon International acquisition, we announced workforce reductions that are estimated to achieve $16.0 million in annual cost savings.

     OPTIMIZE OUR BUSINESS PORTFOLIO. We will continue to make decisions on capital allocation, acquisitions and divestitures based on growth and profitability targets. Since 2000, we have completed nine acquisitions, including our acquisition of Noveon International, which expanded our business portfolio into higher growth markets. We expect to continue to improve our portfolio mix by allocating more resources to higher growth product lines and seeking to make selective, accretive acquisitions of assets and technology that focus on value-added applications and complement our current product offerings and capabilities. At the same time, we will continue to support our lubricant additives business by emphasizing market leadership, a competitive cost structure and free cash flow generation. Finally, we will divest underperforming or non-strategic businesses in order to optimize our portfolio and improve our profitability and financial flexibility. We have identified possible divestiture candidates with aggregate annual revenues of $300.0 to $500.0 million.

RECENT DEVELOPMENTS

     In a press release dated August 30, 2004, we, among other things, affirmed our prior 2004 consolidated after-tax net income guidance originally given in July 2004. We also announced that we now believe, due to recent raw material price increases, that the contribution to net income from our specialty chemicals segment will be less than previously expected, offset by a higher than expected contribution from our lubricant additives segment.

                                  THE OFFERING

Common shares offered.........   13,400,000 shares

Common shares to be
outstanding after the
offering......................   65,370,580 shares

NYSE symbol...................   "LZ"

Use of proceeds...............   We expect to use the net proceeds of this
                                 offering and the concurrent debt securities offering to retire approximately $2.0 billion of the indebtedness incurred by us under a temporary bridge facility in connection with our acquisition of Noveon International, to pay fees and expenses of the offerings and for general corporate purposes. Neither the completion of this offering nor the completion of the debt securities offering is contingent upon the other. See the section of this prospectus supplement titled "Use of Proceeds."

Dividend policy...............   We have paid a quarterly dividend of $0.26 per
                                 common share for each of the last 27 quarters.
                                 We expect to maintain a quarterly dividend of $0.26 per common share. However, our board of directors may decide to change our dividend in the future.

Risk factors..................   See the section of this prospectus supplement
                                 titled "Risk Factors" beginning on page S-10 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common shares.

     The information set forth above is based on the number of our common shares outstanding as of September 22, 2004. This information excludes 2,010,000 of our common shares to be sold by us if the underwriters exercise their over-allotment option in full. This information also excludes 5,231,965 of our common shares that are issuable upon the exercise of currently outstanding options with exercise prices ranging from $21.34 to $38.25, of which 4,319,530 are currently exercisable as of August 31, 2004.

     Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase up to 2,010,000 additional common shares from us.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table presents summary financial and other data of Lubrizol and its subsidiaries as of the dates and for the periods indicated. The data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from the audited consolidated financial statements of Lubrizol and its subsidiaries as of and for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003. The data as of and for the six months ended June 30, 2003 and 2004 have been derived from the unaudited interim consolidated financial statements of Lubrizol and its subsidiaries as of and for the six months ended June 30, 2003 and 2004. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows. The results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year.

     The following table also sets forth summary pro forma consolidated data for Lubrizol for the year ended December 31, 2003 and the six months ended June 30, 2003 and 2004. The pro forma statement of operations data give effect to the acquisition of Noveon International that occurred on June 3, 2004 and related financing activities as if such transactions had been consummated on January 1, 2003 and the acquisition was accounted for as a purchase. The pro forma financial information is not necessarily indicative of either future results of operations or the results that might have occurred if the foregoing transactions had been consummated on the dates indicated above. We cannot assure you that assumptions used in the preparation of the pro forma financial data will prove to be correct.

     You should read the summary financial and other data set forth below along with the sections in this prospectus supplement titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated Financial Data of Lubrizol," "Unaudited Pro Forma Consolidated Financial Information" and the consolidated financial statements of Lubrizol and Noveon International and related notes incorporated by reference in the accompanying prospectus.

                                                                HISTORICAL
                              ------------------------------------------------------------------------------
                                                                                        SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                         JUNE 30,
                              ----------------------------------------------------   -----------------------
                                1999       2000       2001       2002       2003        2003         2004
                              --------   --------   --------   --------   --------   ----------   ----------
                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Revenues....................  $1,780.3   $1,775.8   $1,844.6   $1,983.9   $2,052.1    $1,022.9    $ 1,300.2
Cost of sales...............   1,227.3    1,278.2    1,335.5    1,416.3    1,507.8       740.9        955.8
Selling and administrative
 expenses...................     181.2      168.0      177.4      196.9      202.9       101.0        122.0
Research, testing and
 development expenses.......     145.9      150.8      158.5      168.3      166.9        82.2         86.3
Amortization expense........      11.4       12.8       14.1        4.2        4.9         2.3          6.4
Write-off of acquired
 in-process research and
 development................         -          -          -          -          -           -         35.0
Restructuring charges
 (credits)..................      19.6       (4.5)         -          -       22.5         7.0          8.0
Gain on litigation
 settlements................      17.6       19.4          -          -          -           -            -
Interest expense............      29.7       26.9       25.0       23.3       25.1        12.1         24.3
Other income, net...........      12.6        7.3        5.8        5.5        7.1         4.1          4.3
Provision for income
 taxes......................      72.4       52.3       45.8       54.1       38.3        26.1         25.2
Income before cumulative
 effect of change in
 accounting principle(1)....     123.0      118.0       94.1      126.3       90.8        55.4         41.5
Cumulative effect of change
 in accounting
 principle(2)...............         -          -          -       (7.8)         -           -            -
Net income..................     123.0      118.0       94.1      118.5       90.8        55.4         41.5
NET INCOME PER SHARE(2):
Net income per share........  $   2.25   $   2.22   $   1.84   $   2.30   $   1.76    $   1.07    $    0.80
Net income per share,
 diluted....................  $   2.25   $   2.22   $   1.83   $   2.29   $   1.75    $   1.07    $    0.80

                                            PRO FORMA
                              --------------------------------------
                                                SIX MONTHS ENDED
                               YEAR ENDED           JUNE 30,
                              DECEMBER 31,   -----------------------
                                  2003          2003         2004
                              ------------   ----------   ----------
                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Revenues....................    $3,182.2      $1,596.4    $  1,837.8
Cost of sales...............     2,343.3       1,167.8       1,335.5
Selling and administrative
 expenses...................       338.1         167.4         184.1
Research, testing and
 development expenses.......       211.7         103.7         107.0
Amortization expense........        33.6          16.7          18.3
Write-off of acquired
 in-process research and
 development................        35.0          35.0             -
Restructuring charges
 (credits)..................        35.7          10.0          11.3
Gain on litigation
 settlements................           -             -             -
Interest expense............       115.9          57.4          59.0
Other income, net...........         8.5           4.7           5.3
Provision for income
 taxes......................        24.4          13.6          48.0
Income before cumulative
 effect of change in
 accounting principle(1)....        53.0          29.5          79.9
Cumulative effect of change
 in accounting
 principle(2)...............        (0.5)         (0.5)            -
Net income..................        52.5          29.0          79.9
NET INCOME PER SHARE(2):
Net income per share........    $   0.81      $   0.45    $     1.23
Net income per share,
 diluted....................    $   0.80      $   0.44    $     1.22

                                                                HISTORICAL
                              ------------------------------------------------------------------------------
                                                                                        SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                         JUNE 30,
                              ----------------------------------------------------   -----------------------
                                1999       2000       2001       2002       2003        2003         2004
                              --------   --------   --------   --------   --------   ----------   ----------
                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT YEAR
 END/QUARTER END):
Total assets................  $1,682.4   $1,659.5   $1,662.3   $1,860.1   $1,942.3    $1,908.1    $ 4,427.3
Total debt..................     403.0      395.9      397.2      401.9      389.6       396.2      2,380.3(3)
Total shareholders'
 equity.....................     790.1      752.3      773.2      869.3      953.3       933.1        974.1(3)
OTHER DATA:
Net cash provided (used) by:
 Operating activities.......  $  289.0   $  226.2   $  195.8   $  244.9   $  194.8    $   44.5    $    96.2
 Investing activities.......     (64.5)    (125.2)     (81.6)    (148.5)    (155.9)      (36.5)    (1,002.9)
 Financing activities.......     (87.2)    (136.9)     (68.7)     (30.4)     (59.5)      (29.0)       868.9
Capital expenditures........      64.9       85.8       66.3       65.3       88.5        36.8         42.2
Depreciation expense........      88.3       88.0       84.7       91.6       95.5        46.5         54.5
Amortization expense........      11.4       12.8       14.1        4.2        4.9         2.3          6.4
Write-off of acquired
 in-process research and
 development................         -          -          -          -          -           -         35.0
Ratio of earnings to fixed
 charges(4).................      7.71x      7.66x      6.97x      9.29x      6.19x       7.73x        3.73x
EBITDA(5)...................  $  324.8   $  298.0   $  263.7   $  291.7   $  254.6    $  142.4    $   186.9

                                            PRO FORMA
                              --------------------------------------
                                                SIX MONTHS ENDED
                               YEAR ENDED           JUNE 30,
                              DECEMBER 31,   -----------------------
                                  2003          2003         2004
                              ------------   ----------   ----------
                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT YEAR
 END/QUARTER END):
Total assets................         n/a           n/a           n/a
Total debt..................         n/a           n/a           n/a
Total shareholders'
 equity.....................         n/a           n/a           n/a
OTHER DATA:
Net cash provided (used) by:
 Operating activities.......         n/a           n/a           n/a
 Investing activities.......         n/a           n/a           n/a
 Financing activities.......         n/a           n/a           n/a
Capital expenditures........       145.1          66.4          65.2
Depreciation expense........       172.2          83.1          87.5
Amortization expense........        33.6          16.7          18.3
Write-off of acquired
 in-process research and
 development................        35.0          35.0             -
Ratio of earnings to fixed
 charges(4).................        1.68x         1.75x         3.15x
EBITDA(5)...................    $  433.6      $  234.8    $    292.7

---------------

(1) The following table summarizes key data that reconciles segment operating income to income before cumulative effect of change in accounting principle. See the section of this prospectus supplement titled "Pro Forma Financial Information."

                                                        HISTORICAL                                 PRO FORMA
                                      ----------------------------------------------    --------------------------------
                                                                    SIX MONTHS ENDED                    SIX MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,          JUNE 30,         YEAR ENDED         JUNE 30,
                                      --------------------------    ----------------    DECEMBER 31,    ----------------
                                       2001      2002      2003      2003      2004         2003         2003      2004
                                      ------    ------    ------    ------    ------    ------------    ------    ------
                                                               (DOLLARS IN MILLIONS)
    Lubricant additives segment
      operating income..............  $205.1    $235.2    $201.5    $114.2    $135.5       $201.5       $114.2    $135.5
    Specialty chemicals segment
      operating income (loss).......   (11.3)      0.4       0.9       1.4      16.4         86.9         45.7      80.0
    Corporate expenses..............   (32.2)    (36.4)    (33.7)    (20.4)    (21.6)       (33.7)       (20.4)    (21.6)
    Corporate other income
      (expense).....................    (3.4)     (2.2)      4.2       3.3       1.8          4.2          3.3       1.8
    Write-off of acquired in-process
      research and development......       -         -         -         -     (35.0)       (35.0)       (35.0)        -
    Restructuring charges...........       -         -     (22.5)     (7.0)     (8.0)       (35.7)       (10.0)    (11.3)
    Interest expense -- net.........   (18.3)    (16.6)    (21.3)    (10.0)    (22.4)      (110.8)       (54.7)    (56.5)
    Provision for income taxes......   (45.8)    (54.1)    (38.3)    (26.1)    (25.2)       (24.4)       (13.6)    (48.0)
                                      ------    ------    ------    ------    ------       ------       ------    ------
    Income before cumulative effect
      of change in accounting
      principle.....................  $ 94.1    $126.3    $ 90.8    $ 55.4    $ 41.5       $ 53.0       $ 29.5    $ 79.9
                                      ======    ======    ======    ======    ======       ======       ======    ======

(2) For the year ended December 31, 2002, Lubrizol changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards ("SFAS") No. 142. A charge of $7.8 million, or $0.15 per share, was recognized as the cumulative effect of the change in accounting principle. Effective January 1, 2003, Noveon International changed its method of accounting for asset retirement obligations to conform to SFAS No. 143. A charge of $0.5 million was recognized as the cumulative effect of the change in accounting principle in the pro forma results of operations.

(3) The following sets forth the June 30, 2004 consolidated balance sheet data of Lubrizol, as adjusted to give effect to the proposed long-term financing related to Lubrizol's June 3, 2004 acquisition of Noveon International as if the long-term financing had occurred on June 30, 2004 (in millions).

Total debt, as adjusted.....................................  $2,046.9
Total shareholders' equity, as adjusted.....................   1,386.1

   For more information regarding our historical and as adjusted capitalization following this offering and the concurrent debt securities offering, see "Capitalization" beginning on page S-20.

(4) The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes (including distributed income of equity investees) plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt issuance expense and capitalized interest).

(5) The following table sets forth the calculation of EBITDA, which represents earnings before interest, taxes, depreciation and amortization. The write-off of acquired in-process research and development is included in amortization expense. We present EBITDA because it is a basis upon which our management assesses financial performance and we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. See the section of this prospectus supplement titled "Non-GAAP Financial Measures."

                                                        HISTORICAL                                 PRO FORMA
                           --------------------------------------------------------------------   ------------
                                                                           SIX MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                    JUNE 30,            YEAR ENDED
                           ------------------------------------------   -----------------------   DECEMBER 31,
                            1999     2000     2001     2002     2003       2003         2004          2003
                           ------   ------   ------   ------   ------   ----------   ----------   ------------
                                                          (DOLLARS IN MILLIONS)
    Net income...........  $123.0   $118.0   $ 94.1   $118.5   $ 90.8     $ 55.4       $ 41.5        $ 52.5
    Add:
      Depreciation and
        amortization.....    99.7    100.8     98.8     95.8    100.4       48.8         95.9         240.8
      Interest expense...    29.7     26.9     25.0     23.3     25.1       12.1         24.3         115.9
      Provision for
        income taxes.....    72.4     52.3     45.8     54.1     38.3       26.1         25.2          24.4
                           ------   ------   ------   ------   ------     ------       ------        ------
    EBITDA...............  $324.8   $298.0   $263.7   $291.7   $254.6     $142.4       $186.9        $433.6
                           ======   ======   ======   ======   ======     ======       ======        ======

                                   PRO FORMA
                           --------------------------
                                SIX MONTHS ENDED
                                    JUNE 30,
                           --------------------------
                               2003           2004
                           -------------   ----------
                             (DOLLARS IN MILLIONS)
    Net income...........     $ 29.0         $ 79.9
    Add:
      Depreciation and
        amortization.....      134.8          105.8
      Interest expense...       57.4           59.0
      Provision for
        income taxes.....       13.6           48.0
                              ------         ------
    EBITDA...............     $234.8         $292.7
                              ======         ======

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus before investing in our common shares. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. The risks described below are not the only risks that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business.

FINANCIAL RISKS

  AS A RESULT OF OUR ACQUISITION OF NOVEON INTERNATIONAL, WE HAVE A SIGNIFICANT AMOUNT OF INDEBTEDNESS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND LIMIT OUR ABILITY TO GROW AND COMPETE SUCCESSFULLY IN OUR MARKETS.

     As a result of our acquisition of Noveon International, we have a significant amount of indebtedness. On an as-adjusted basis, as of June 30, 2004, after giving effect to this offering, the concurrent offering of debt securities and our expected use of the net proceeds from the offerings as described in "Use of Proceeds," we will have $2,046.9 million of outstanding indebtedness. In addition, we and our subsidiaries could incur substantial additional indebtedness in the future. Our level of indebtedness could have important consequences for our shareholders. For example, it:

     - will require us to dedicate a significant portion of our cash flow to make interest and principal payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

     - may reduce our cash flow due to increased interest expense in times of rising interest rates;

     - may limit our ability to borrow additional funds due to the restrictive covenants contained in our credit facilities;

     - may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions;

     - may make us less attractive to potential acquirors; and

     - may put us at a competitive disadvantage relative to competitors that have less debt.

     Any of the foregoing consequences could have a material adverse effect on our future results of operations.

  A PORTION OF OUR INDEBTEDNESS CONSISTS OF BRIDGE FINANCING THAT IS DUE AND PAYABLE ON MAY 27, 2005. IF WE ARE UNABLE TO REFINANCE THIS INDEBTEDNESS, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     Of our total indebtedness outstanding on June 30, 2004, $1,797.0 million consists of bridge financing that is due and payable on May 27, 2005. Our ability to pay the principal of and interest on our bridge financing when it comes due will depend on our ability to successfully complete this offering and the concurrent offering of debt securities on terms that are satisfactory to us. If, however, we do not complete these equity and debt offerings on a timely basis, we may be required to seek additional financing or sell equity or debt securities on terms that may not be favorable to us. No assurance can be given that any refinancing, additional borrowing or sale of equity or debt securities will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

  THE LIMITS IMPOSED ON US BY THE RESTRICTIVE COVENANTS CONTAINED IN OUR CREDIT FACILITY COULD PREVENT US FROM MAKING ACQUISITIONS OR CAPITAL IMPROVEMENTS OR CAUSE US TO LOSE ACCESS TO THAT FACILITY.

     Our existing credit facility contains restrictive covenants that limit our ability to, among other things:

     - borrow money or guarantee the debts of others;

     - use assets as security in other transactions;

     - make investments or other restricted payments or distributions;

     - change our business or enter into new lines of business; or

     - sell or acquire assets or merge with or into other companies.

     In addition, our credit facility requires us to meet financial ratios, including debt to consolidated EBITDA (as defined in the credit facility) and consolidated EBITDA (as defined in the credit facility) to interest expense. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

     Our ability to comply with the covenants and other terms of our credit facility will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lenders in order to maintain compliance under our credit facility, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain any necessary waivers and the debt under our credit facility is accelerated, our financial condition would be adversely affected.

  WE MAY NOT HAVE ACCESS TO CAPITAL IN THE FUTURE.

     We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, equity financing may not be available to us on satisfactory terms or at all.

  WE COULD BE ADVERSELY AFFECTED IF OUR DEBT IS DOWNGRADED.

     We expect to issue debt securities in a concurrent offering to refinance a portion of our outstanding indebtedness. Our ability to complete an offering of debt securities on satisfactory terms will depend on the status of our credit rating following the completion of this offering. The current rating of our senior unsecured long-term indebtedness is BB+ by Standard & Poor's Ratings Group ("S&P") and Baa3 by Moody's Investors Service, Inc. ("Moody's"). Either S&P or Moody's or both may downgrade our credit rating at any time, which would make it more difficult to complete the concurrent offering of debt securities on satisfactory terms and would generally result in increased future borrowing costs and adversely affect our access to capital.

RISKS RELATING TO OUR BUSINESS

  WE MAY ENCOUNTER DIFFICULTIES IN THE INTEGRATION OF NOVEON INTERNATIONAL AND THE OTHER BUSINESSES THAT WE AND NOVEON INTERNATIONAL HAVE RECENTLY ACQUIRED, WHICH COULD DECREASE OUR FINANCIAL PERFORMANCE OR OUR ABILITY TO COMPETE SUCCESSFULLY IN OUR MARKETS.

     Integrating acquired businesses, and achieving the full benefit and potential efficiencies from such acquisitions, requires substantial management, financial and other resources and may pose several risks, some or all of which could have a material adverse effect on our business, financial condition or results of operations. These risks include:

     - difficulties in assimilation of acquired personnel, operations and technologies;

     - the need to manage a significantly larger business with operations in different locations around the world;

     - diversion of management's attention from the ongoing development of our existing businesses or other business concerns;

     - potential loss of customers;

     - failure to retain key personnel of the acquired business; and

     - unforeseen operating difficulties and expenditures.

     If we experience any of these difficulties in our integration of Noveon International or any of the other businesses that we or Noveon International have recently acquired, our financial performance and ability to compete successfully in any of our markets could be adversely affected.

  INCREASES IN RAW MATERIAL PRICES COULD REDUCE OUR PROFITABILITY AND REDUCTIONS IN THE AVAILABILITY OF RAW MATERIAL SUPPLIES COULD DISRUPT OUR OPERATIONS.

     Some of the raw materials that we use are derived from petrochemical-based feedstocks, such as crude oil and natural gas, which have been subject to historical periods of rapid and significant movements in price. For example, our average unit raw material costs increased 2% in 2001, decreased 6% in 2002, increased 9% in 2003 and increased 8% in the first half of 2004, excluding the impact of acquisitions. These fluctuations in price could be aggravated by political instability, terrorist attacks or other hostilities in oil-producing countries or elsewhere in the world and supply and demand factors, including OPEC production quotas and increased global demand for petroleum-based products. We also use natural gas as fuel at our facilities, and increases in the price of natural gas may reduce our profitability. Any significant variations in the cost and availability of specialty and commodity materials or energy may negatively affect our business, financial condition or results of operations. We typically do not enter into hedging arrangements with respect to raw materials or energy, other than for natural gas and electricity. We may pass changes in the prices of raw materials to our customers from time to time. However, we cannot always do so, and any limitation on our ability to pass through any price increases could affect our financial performance.

     We use significant quantities of a variety of specialty and commodity chemicals in our manufacturing processes, such as lubricant base oils (a derivative of crude oil); C4 feedstreams; acrylates; toluene; PVC; inorganic acids, bases and oxides; alcohols, glycols and polyols; olefins and esters; sulfonates; phenates; alkylates; sulfonic acids; and amines. These raw materials are generally available from numerous independent suppliers. However, some of our raw material needs are met by a sole supplier or only a few suppliers. If any supplier that we rely on for raw materials ceases or limits production, we may incur significant additional costs, including capital costs, in order to find alternate, reliable raw material suppliers. We may also experience significant production delays while locating new supply sources.

  WE FACE COMPETITION FROM OTHER CHEMICAL COMPANIES, WHICH COULD ADVERSELY AFFECT OUR REVENUE AND FINANCIAL CONDITION.

     We actively compete with companies producing the same or similar products and, in some instances, with companies producing different products designed for the same uses. We encounter competition in price, delivery, service, performance, product innovation and product recognition and quality, depending on the product involved. For some of our products, our competitors are larger and have greater financial resources and less debt than we do. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we operate, a change in the prices of raw materials or a change in the economy as a whole.

     Our competitors can be expected to continue to develop and introduce new and enhanced products, which could cause a decline in market acceptance of our products. Current and future consolidation among our competitors and customers may also cause a loss of market share as well as put downward pressure on pricing. Additionally, a number of our niche product applications are customized or sold for highly specialized uses. Our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. If we cannot compete successfully, our business, financial condition and results of operations could be adversely affected.

  FAILURE TO MAKE CONTINUED IMPROVEMENTS IN OUR TECHNOLOGY AND PRODUCTIVITY COULD HURT OUR COMPETITIVE POSITION.

     We believe that we must continue to enhance our existing products and develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. When we invest in new technologies, processes or production facilities, we face risks related to construction delays, cost overruns and unanticipated technical difficulties. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and our results of operations.

  SOME OF OUR CUSTOMERS' BUSINESSES ARE CYCLICAL AND DEMAND BY OUR CUSTOMERS FOR OUR PRODUCTS WEAKENS DURING ECONOMIC DOWNTURNS.

     A portion of our product sales is attributable to industries and markets, such as the construction and metalworking industries, that historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Downward economic cycles in our customers' industries or countries may reduce sales of some of our products. It is not possible to predict accurately the factors that will affect demand for our products in the future. Any significant downturn in the health of the general economy, either globally or regionally, or of the markets in which we sell products could have an adverse effect on our revenues and financial performance.

  WE FACE NUMEROUS RISKS RELATING TO OUR FOREIGN OPERATIONS, INCLUDING FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS, EXCHANGE CONTROLS AND CURRENCY DEVALUATIONS THAT MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Approximately 37% of our pro forma consolidated revenues in 2003 was generated in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses, which have historically been material and could continue to be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We take actions to manage our foreign currency exposure, such as entering into hedging transactions, where available, but we cannot assure you that our strategies will adequately protect our consolidated operating results from the effects of exchange rate fluctuations.

     We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation and, if they occur or continue for significant periods, could adversely affect our earnings or cash flow.

     Certain of our non-U.S. subsidiaries and joint ventures may manufacture goods destined for, or render services to, countries that are currently subject to trade restrictions and economic embargoes that prohibit

U.S. incorporated entities, U.S. citizens and residents from engaging in commercial, financial or trade transactions with such countries, unless authorized by the Office of Foreign Assets Control or exempted by statute. If we are not in compliance with such laws and regulations, we may be subject to criminal and civil penalties, which may have an adverse effect on our business, financial condition and results of operations.

  INTERNATIONAL SOCIAL, POLITICAL AND ECONOMIC CONDITIONS MAY ADVERSELY AFFECT OUR OPERATING PERFORMANCE.

     Our international operations are subject to the risks of labor unrest, regional economic uncertainty, political instability, terrorism, expropriation of property, restrictions on the transfer of funds into or out of a country, trade restrictions, export duties, taxes and quotas, domestic and foreign customs and tariffs, and current and changing regulatory environments. Any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, increasing the prices at which we can sell our products or otherwise having an adverse effect on our operating performance.

  OUR AND OUR SUPPLIERS' PRODUCTION FACILITIES ARE SUBJECT TO OPERATING RISKS THAT MAY ADVERSELY AFFECT OUR OPERATIONS.

     We are dependent upon the continued safe operation of our and our suppliers' production facilities. These production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including leaks and ruptures, explosions, fires, inclement weather and natural disasters, unscheduled downtime and environmental hazards. Incidents at our or our suppliers' production facilities could temporarily shut down or otherwise disrupt our manufacturing operations, causing production delays and, with respect to our facilities, resulting in liability for workplace injuries and fatalities. In addition, some of our and our suppliers' production facilities are highly specialized, which limits our ability to shift production to other facilities in the event of an incident at a particular facility. If a production facility, or a critical portion of a production facility, were temporarily shut down, we would likely incur higher costs for alternate sources of supply for our products. Some of our products involve the manufacture and/or handling of a variety of reactive, explosive and flammable materials. Use of these products by our customers could also result in liability if an explosion, fire, spill or other accident were to occur. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

  OUR PRODUCTION FACILITIES ARE OF THE TYPE THAT MAY ATTRACT TERRORIST ATTACKS, AND ANY ATTACK MAY DISRUPT OUR OPERATIONS AND CAUSE US TO INCUR SIGNIFICANT COSTS AND LIABILITIES.

     Uncertainty surrounding the possibility and scope of terrorist attacks may affect our operations in unpredictable ways, including the possibility that our chemical production facilities may become direct targets, or indirect casualties, of terrorist attacks. Although our production facilities are under a heightened level of security, this level of security may be insufficient to prevent a terrorist attack. The resulting damage may be severe and could include loss of life and property damage. In addition, some of our production and other facilities are located at sites near to other chemical plants that may be potential targets of terrorist attacks. The resulting collateral damage may be significant and substantial. Available insurance coverage may not be sufficient to cover all of the damage incurred or may be prohibitively expensive.

  CERTAIN OF OUR EMPLOYEES ARE COVERED BY COLLECTIVE BARGAINING AGREEMENTS, AND THE FAILURE TO RENEW THESE AGREEMENTS COULD RESULT IN LABOR DISRUPTIONS AND INCREASED LABOR COSTS.

     Employees at seven of our U.S. sites, who constitute approximately 11% of our domestic employees, are organized by labor unions that have collective bargaining agreements with us that are subject to renegotiation. Four of the agreements expire in 2004 and 2005. Although we believe that our present labor relations are satisfactory, our failure to renew these agreements on reasonable terms as the current agreements expire could result in labor disruptions and increased labor costs, which could adversely affect our financial performance.

  THE APPLICABILITY OF NUMEROUS ENVIRONMENTAL LAWS TO OUR MANUFACTURING FACILITIES COULD CAUSE US TO INCUR MATERIAL COSTS AND LIABILITIES.

     We are subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain environmental laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We are also required to maintain various environmental permits and licenses, many of which require periodic modification and renewal. Our operations entail the risk of violations of those laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We cannot assure you that we have been or will be at all times in compliance with all of these requirements.

     In addition, these requirements and their enforcement may become more stringent in the future. Although we cannot predict the ultimate cost of compliance with any such requirements, the costs could be material. Non-compliance could subject us to material liabilities, such as government fines, third-party lawsuits or the suspension of non-compliant operations. We may also be required to make significant site or operational modifications at substantial cost. Future developments could also restrict or eliminate the use of or require us to make modifications to our products, which could have a significant negative impact on our results of operations and cash flows.

     At any given time, we are involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions involving potential environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damages and personal injury. We cannot assure you that the resolution of these environmental matters will not have a material adverse effect on our results of operations or cash flows.

     The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. One liable party could be held responsible for all costs at a site, regardless of fault, percentage of contribution to the site or the legality of the original disposal. We may also face liability with respect to acquired businesses for violations under environmental laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by indemnification from the sellers from which we acquired these businesses. We could incur significant costs, including cleanup costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws.

  IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR PRODUCT SALES AND FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED.

     We rely on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect our intellectual property rights in our various lines of business. Our performance may depend in part on our ability to establish, protect and enforce intellectual property rights with respect to our patented technologies and proprietary rights and to defend against any claims of infringement, which involves complex legal, scientific and factual questions and uncertainties.

     In the future, we may have to rely on litigation to enforce our intellectual property rights and contractual rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. If litigation that we initiate is unsuccessful, we may not be able to protect the value of some of our intellectual property. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we have been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If we are unable to obtain licenses on reasonable terms, we may be forced to cease selling or using any of our products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and may be time-consuming if possible. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of some of our resources. Our intellectual property rights may not have the value we believe them to have, which could result in a competitive disadvantage or adversely affect our business and financial performance.

  OUR HISTORICAL FINANCIAL INFORMATION MAY BE OF LIMITED RELEVANCE.

     The historical financial information included or incorporated by reference in this prospectus supplement or the accompanying prospectus does not give effect to our acquisition of Noveon International and, therefore, will be of limited relevance to an understanding of our future financial performance.

  GOODWILL IMPAIRMENT MAY UNPREDICTABLY AFFECT OUR RESULTS OF OPERATIONS IN THE FUTURE.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the rules, goodwill (and intangible assets deemed to have indefinite lives) may no longer be amortized and is subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets continue to be amortized over their remaining useful lives. We adopted SFAS No. 142 on January 1, 2002. During the second quarter of 2002, we performed the required impairment tests of goodwill as of January 1, 2002 and determined that we had goodwill impairment in the amount of $7.8 million. During the fourth quarters of 2002 and 2003, we performed our annual impairment tests of goodwill and determined that no additional goodwill impairment had occurred.

     In connection with the acquisition of Noveon International, we recorded goodwill in the amount of $738.7 million based on a preliminary allocation of the purchase price. Future events could cause the impairment of the goodwill associated with Noveon International or any other of our reporting units. Any resulting impairment loss may have a material adverse impact on our results of operations in any future period in which we record a charge.

RISKS RELATING TO THE OFFERING

  THE PRICE OF OUR COMMON SHARES IS SUBJECT TO FLUCTUATION, SO YOU COULD LOSE A SIGNIFICANT PART OR ALL OF YOUR INVESTMENT.

     The trading price of our common shares has fluctuated in the past and will fluctuate in the future. The stock market in general and the market for companies with significant sales to clients in cyclical industries, such as the chemical industry, have experienced volatility. Many factors contribute to this volatility, including, but not limited to:

     - variations in revenues and financial performance;

     - perceptions about market conditions in the chemical industry; and

     - market and general economic conditions.

     This volatility may have a significant impact on the market price of our common shares. Moreover, the possibility exists that the stock market could experience price and volume fluctuations unrelated to our operating performance. These fluctuations makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common shares, and may result in the loss of a significant part or all of your investment.

  THE MARKET PRICE OF OUR COMMON SHARES MAY BE ADVERSELY AFFECTED BY THE ISSUANCE OF COMMON SHARES IN THIS OFFERING OR ANY FUTURE OFFERING THAT WE MAY MAKE.

     Our issuance of common shares in this offering or in connection with future sales of substantial amounts of our common shares could adversely affect the prevailing market prices of our common shares and could impair our ability to raise capital through future equity sales. Upon completion of this offering, we will have 65,370,580 common shares issued and outstanding (67,380,580 common shares, if the underwriters exercise their over-allotment option in full). All of the common shares sold in this offering, and any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates.

  OUR GOVERNING DOCUMENTS AND OHIO LAW CONTAIN PROVISIONS THAT COULD HINDER A TAKEOVER OF US THAT IS NOT SUPPORTED BY OUR BOARD OF DIRECTORS.

     Our governing documents and Ohio law contain a number of provisions that may delay, deter or prevent a takeover attempt that shareholders might consider desirable. For example, our Code of Regulations provides that our directors are to be divided into three classes and elected to serve staggered three-year terms. Under the Ohio General Corporation Law, if a corporation's board of directors is divided into classes, then directors may be removed by the shareholders only for cause. This structure could make it more difficult for shareholders to replace our entire board in a single proxy contest. In addition, our Amended Articles of Incorporation include provisions that require prior shareholder approval for certain related-party transactions and for any acquisition of shares in which a person or group acquires certain levels of our voting power. We also have adopted a shareholder rights plan that will dilute the stock ownership any person or group that acquires 20% or more of our outstanding common shares. Some or all of these and other provisions of our governing documents, Ohio law and our shareholder rights plan may have the effect of delaying, hindering or preventing a change in control of us that is not supported by our board of directors, including a change in control that might result in the receipt by shareholders of a purchase price in excess of then current market prices.

                                USE OF PROCEEDS

     We estimate that the net proceeds of this offering will be approximately $426.2 million ($490.4 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and other expenses. We expect to use the aggregate net proceeds of this offering and the concurrent debt securities offering to retire a portion of the indebtedness incurred by us under a temporary bridge facility in connection with our acquisition of Noveon International, to pay related fees and expenses of the offerings and for general corporate purposes. The following table illustrates how we intend to refinance our outstanding indebtedness under the temporary bridge facility and our current revolving credit facility.

SOURCES OF FUNDS
---------------------------------------------
USES OF FUNDS
---------------------------------------------

                             (DOLLARS IN MILLIONS)

Common shares offering(1)..........  $  445.6
Concurrent debt offering(2)........   1,150.0
Bank term loan financing(3)........     575.0
                                     --------
Total..............................  $2,170.6
                                     ========
Temporary bridge facility(4).......  $1,972.0
Paydown revolving credit
  facility(5)......................      75.0
Fees and expenses(6)...............      48.0
Cash to Lubrizol(7)................      75.6
                                     --------
Total..............................  $2,170.6
                                     ========

---------------

(1) Assumes an offering price to the public of $33.25 per share. If the underwriters exercise their over-allotment option in full, we estimate that we will receive gross proceeds of approximately $512.4 million.

(2) Assumes $1,150.0 million aggregate principal amount of senior unsecured notes and debentures are issued at par in the concurrent debt securities offering.

(3) Represents the amount expected to be drawn on a $575.0 million term loan facility bearing interest at LIBOR plus 1.25%. The loan is expected to be due in quarterly installments through 2009.

(4) Includes outstanding amounts incurred under the temporary bridge facility to finance initially our acquisition of Noveon International. As of September 22, 2004, the temporary bridge facility is outstanding in the amount of $1,972.0 million and bears interest at LIBOR plus 1.25% (currently approximately 3.08%). In July 2004, we repaid $186.4 million outstanding principal amount, plus accrued interest of $8.7 million, under a note payable assumed in connection with the Noveon International acquisition using borrowings on the temporary bridge facility of $175.0 million and cash of $20.1 million.

(5) Our current $350.0 million revolving credit facility is expected to be replaced with a $500.0 million revolving credit facility in connection with the receipt of long-term financing for the Noveon International acquisition. All amounts outstanding under the current revolving credit facility are expected to be repaid from the proceeds of the concurrent debt securities offering.

(6) Includes anticipated fees and expenses related to this offering and the concurrent debt securities offering.

(7) The cash to Lubrizol received in the offerings will be sufficient to satisfy the liability associated with Treasury rate lock agreements. In June 2004, we entered into several Treasury rate lock agreements with an aggregate notional principal amount of $900.0 million, all maturing September 30, 2004, whereby we locked in Treasury rates relating to a portion of our anticipated $1,150.0 million debt securities issuance. Our liability under these contracts had a fair value of $12.2 million ($8.0 million net of tax) as of June 30, 2004, and increased in fair value by $61.7 million ($40.1 million net of tax) through the date hereof as interest rates decreased.

               MARKET PRICE OF COMMON SHARES AND DIVIDEND POLICY

     Our common shares are listed for trading on the NYSE under the symbol "LZ." The following table sets forth for the periods indicated the high and low sales prices per common share as reported on the NYSE, as well as the dividends paid per common share during each period.

                                                             HIGH     LOW     DIVIDEND
                                                            ------   ------   --------
2002
  First Quarter..........................................   $36.18   $31.75    $0.26
  Second Quarter.........................................    36.36    32.26     0.26
  Third Quarter..........................................    33.55    27.01     0.26
  Fourth Quarter.........................................    31.60    26.20     0.26
2003
  First Quarter..........................................   $32.06   $26.54    $0.26
  Second Quarter.........................................    32.46    29.50     0.26
  Third Quarter..........................................    34.40    30.50     0.26
  Fourth Quarter.........................................    34.31    29.23     0.26
2004
  First Quarter..........................................   $33.55   $29.44    $0.26
  Second Quarter.........................................    36.81    30.67     0.26
  Third Quarter (through September 22, 2004).............    37.37    33.00     0.26

     The closing sale price per common share on the NYSE on September 22, 2004 was $33.71. As of September 22, 2004, we have 51,970,580 common shares issued and outstanding and 3,751 shareholders of record. This number excludes beneficial owners of common shares held in street name. Based on requests from brokers and other nominees, we estimate there are approximately 22,800 beneficial owners of our common shares.

     We expect to maintain a quarterly dividend of $0.26 per common share. The declaration and payment of future dividends by us will be at the discretion of our board of directors and will depend on, among other things, general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and other restrictions on the payment of dividends by us and our subsidiaries, and such other factors as our board of directors considers to be relevant.

                                 CAPITALIZATION

     The following table sets forth our cash and short-term investments, total debt and stockholders' equity as of June 30, 2004 on an historical basis and on an as adjusted basis to give effect to:

     - The repayment of a note in July 2004 that was assumed in the acquisition of Noveon International from additional borrowings obtained under the temporary bridge facility utilized to finance initially the acquisition.

     - This offering and the use of the net proceeds to repay a portion of the amount outstanding under the temporary bridge facility.

     - The issuance of debt securities and borrowings under a term loan facility that are expected to be used to repay the remaining amount outstanding under the temporary bridge facility (including related accrued interest) as well as the related costs of those transactions.

     There can be no assurance that this offering, the concurrent debt securities offering and the receipt of additional financing through the term loan discussed above will be successful, or will occur in the amounts and under the terms assumed in the following capitalization table, in which case our actual capitalization may differ from the as adjusted amounts presented herein. The information set forth below should be read in conjunction with the sections of this prospectus supplement titled "Selected Historical Consolidated Financial Data of Lubrizol," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information" and our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

                                                            JUNE 30, 2004
                                   ----------------------------------------------------------------
                                                AS ADJUSTED FOR
                                                 REPAYMENT OF                       AS ADJUSTED FOR
                                                  NOVEON NOTE     AS ADJUSTED FOR     EQUITY AND
                                   HISTORICAL     PAYABLE(1)      EQUITY OFFERING   DEBT OFFERINGS
                                   ----------   ---------------   ---------------   ---------------
                                                        (DOLLARS IN MILLIONS)
Cash and short-term
  investments....................   $  227.3       $  207.2          $  207.2          $  282.8(7)
                                    ========       ========          ========          ========
Debt:
Short-term debt:
  Temporary bridge facility......   $1,797.0       $1,972.0          $1,545.8          $      -
  Noveon note payable............      186.4              -                 -                 -
  Term loan(2)...................          -              -                 -              57.5
  Term loans -- yen
     denominated.................        4.7            4.7               4.7               4.7
                                    --------       --------          --------          --------
     Total short-term debt.......    1,988.1        1,976.7           1,550.5              62.2
Long-term debt:
  Revolver(3)....................       75.0           75.0              75.0                 -
  5.875% Notes due 2008..........      200.0          200.0             200.0             200.0
  Term loan(2)...................          -              -                 -             517.5
  Notes due 2009(4)..............          -              -                 -             400.0
  Notes due 2014(4)..............          -              -                 -             450.0
  Debentures due 2034(4).........          -              -                 -             300.0
  7.25% Debentures due 2025......      100.0          100.0             100.0             100.0
  Other..........................       17.2           17.2              17.2              17.2
                                    --------       --------          --------          --------
     Total long-term debt........      392.2          392.2             392.2           1,984.7
                                    --------       --------          --------          --------
Total debt.......................    2,380.3        2,368.9           1,942.7           2,046.9
Shareholders' equity:
  Shareholders' equity(5)........      974.1          974.1           1,400.3           1,400.3
  Cost of temporary bridge
     facility, net of the effect
     of income taxes(6)..........          -              -             (14.2)            (14.2)
                                    --------       --------          --------          --------
Total shareholders' equity.......      974.1          974.1           1,386.1           1,386.1
                                    --------       --------          --------          --------
Total capitalization.............   $3,354.4       $3,343.0          $3,328.8          $3,433.0
                                    ========       ========          ========          ========

---------------

(1) In July 2004, we repaid a Noveon International note payable in full for $195.1 million (including accrued interest) by borrowing $175.0 million under our temporary bridge facility and by using $20.1 million of cash on hand.

(2) Represents the amount expected to be drawn on a $575.0 million term loan facility. The loan is expected to be repaid in quarterly installments through 2009.

(3) Our current $350.0 million revolving credit facility is expected to be replaced with a $500.0 million revolving credit facility in connection with the receipt of long-term financing for the Noveon International acquisition. All amounts outstanding under the current revolving credit facility are expected to be repaid from the proceeds of the concurrent debt securities offering.

(4) Represents the anticipated issuance of senior unsecured notes and debentures pursuant to the concurrent debt securities offering.

(5) The as adjusted amounts for the equity offering include the net proceeds (net of approximately $19.3 million of estimated issuance costs) expected to be received from the issuance of additional common shares of Lubrizol pursuant to this offering.

(6) Represents the cost, net of income taxes, of a $2,450.0 million 364-day temporary bridge facility bearing interest at LIBOR plus 1.25%. The temporary bridge facility is expected to be replaced with the long-term financing described previously.

(7) The cash to Lubrizol received in the offerings will be sufficient to satisfy the liability associated with Treasury rate lock agreements. In June 2004, we entered into several Treasury rate lock agreements with an aggregate notional principal amount of $900.0 million, all maturing September 30, 2004, whereby we locked in Treasury rates relating to a portion of our anticipated $1,150.0 million debt securities issuance. Our liability under these contracts had a fair value of $12.2 million ($8.0 million net of tax) as of June 30, 2004, and increased in fair value by $61.7 million ($40.1 million net of tax) through the date hereof as interest rates decreased.

          SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LUBRIZOL

     The following table presents selected historical financial and other data of Lubrizol and its subsidiaries as of the dates and for the periods indicated. The data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from the audited consolidated financial statements of Lubrizol and its subsidiaries as of and for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003. The data as of and for the six months ended June 30, 2003 and 2004 have been derived from the unaudited interim consolidated financial statements of Lubrizol and its subsidiaries as of and for the six months ended June 30, 2003 and 2004. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows. The results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year.

     You should read the summary financial and other data set forth below along with the section in this prospectus supplement titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Lubrizol and related notes incorporated by reference in the accompanying prospectus.

                                                                         HISTORICAL
                                         ---------------------------------------------------------------------------
                                                                                                     SIX MONTHS
                                                                                                       ENDED
                                                       YEAR ENDED DECEMBER 31,                        JUNE 30,
                                         ----------------------------------------------------   --------------------
                                           1999       2000       2001       2002       2003       2003       2004
                                         --------   --------   --------   --------   --------   --------   ---------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Revenues...............................  $1,780.3   $1,775.8   $1,844.6   $1,983.9   $2,052.1   $1,022.9   $ 1,300.2
Cost of sales..........................   1,227.3    1,278.2    1,335.5    1,416.3    1,507.8      740.9       955.8
Selling and administrative expenses....     181.2      168.0      177.4      196.9      202.9      101.0       122.0
Research, testing and development
  expenses.............................     145.9      150.8      158.5      168.3      166.9       82.2        86.3
Amortization expense...................      11.4       12.8       14.1        4.2        4.9        2.3         6.4
Write-off of acquired in-process
  research and development.............         -          -          -          -          -          -        35.0
Restructuring charges (credits)........      19.6       (4.5)         -          -       22.5        7.0         8.0
Gain on litigation settlements.........      17.6       19.4          -          -          -          -           -
Interest expense.......................      29.7       26.9       25.0       23.3       25.1       12.1        24.3
Other income, net......................      12.6        7.3        5.8        5.5        7.1        4.1         4.3
Provision for income taxes.............      72.4       52.3       45.8       54.1       38.3       26.1        25.2
Income before cumulative effect of
  change in accounting principle.......     123.0      118.0       94.1      126.3       90.8       55.4        41.5
Cumulative effect of change in
  accounting principle.................         -          -          -       (7.8)         -          -           -
Net income.............................     123.0      118.0       94.1      118.5       90.8       55.4        41.5
NET INCOME PER SHARE:
Income before cumulative effect of
  change in accounting principle.......  $   2.25   $   2.22   $   1.84   $   2.45   $   1.76   $   1.07   $    0.80
Cumulative effect of change in
  accounting principle.................         -          -          -      (0.15)         -          -           -
Net income per share...................  $   2.25   $   2.22   $   1.84   $   2.30   $   1.76   $   1.07   $    0.80
DILUTED NET INCOME PER SHARE:
Income before cumulative effect of
  change in accounting principle.......  $   2.25   $   2.22   $   1.83   $   2.44   $   1.75   $   1.07   $    0.80
Cumulative effect of change in
  accounting principle.................         -          -          -      (0.15)         -          -           -
Net income per share, diluted..........  $   2.25   $   2.22   $   1.83   $   2.29   $   1.75   $   1.07   $    0.80

                                                                         HISTORICAL
                                         ---------------------------------------------------------------------------
                                                                                                     SIX MONTHS
                                                                                                       ENDED
                                                       YEAR ENDED DECEMBER 31,                        JUNE 30,
                                         ----------------------------------------------------   --------------------
                                           1999       2000       2001       2002       2003       2003       2004
                                         --------   --------   --------   --------   --------   --------   ---------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT YEAR END/
  QUARTER END):
Total assets...........................  $1,682.4   $1,659.5   $1,662.3   $1,860.1   $1,942.3   $1,908.1   $ 4,427.3
Total debt.............................     403.0      395.9      397.2      401.9      389.6      396.2     2,380.3
Total shareholders' equity.............     790.1      752.3      773.2      869.3      953.3      933.1       974.1
OTHER DATA:
Net cash provided (used) by:
  Operating activities.................  $  289.0   $  226.2   $  195.8   $  244.9   $  194.8   $   44.5   $    96.2
  Investing activities.................     (64.5)    (125.2)     (81.6)    (148.5)    (155.9)     (36.5)   (1,002.9)
  Financing activities.................     (87.2)    (136.9)     (68.7)     (30.4)     (59.5)     (29.0)      868.9
Capital expenditures...................      64.9       85.8       66.3       65.3       88.5       36.8        42.2
Depreciation expense...................      88.3       88.0       84.7       91.6       95.5       46.5        54.5
Amortization expense...................      11.4       12.8       14.1        4.2        4.9        2.3         6.4
Write-off of acquired in-process
  research and development.............         -          -          -          -          -          -        35.0
Ratio of earnings to fixed
  charges(1)...........................      7.71x      7.66x      6.97x      9.29x      6.19x      7.73x       3.73x
EBITDA(2)..............................  $  324.8   $  298.0   $  263.7   $  291.7   $  254.6   $  142.4   $   186.9

---------------

(1) The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes (including distributed income of equity investees) plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt issuance expense and capitalized interest).

(2) The following table sets forth the calculation of EBITDA, which represents earnings before interest, taxes, depreciation and amortization. The write-off of acquired in-process research and development is included in amortization expense. We present EBITDA because it is a basis upon which our management assesses financial performance and we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. See the section of this prospectus supplement titled "Non-GAAP Financial Measures."

                                                                              HISTORICAL
                                               -------------------------------------------------------------------------
                                                                                                    SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                       JUNE 30,
                                               ----------------------------------------------    -----------------------
                                                1999      2000      2001      2002      2003        2003         2004
                                               ------    ------    ------    ------    ------    ----------   ----------
                                                                         (DOLLARS IN MILLIONS)
   Net income................................  $123.0    $118.0    $ 94.1    $118.5    $ 90.8      $ 55.4       $ 41.5
   Add:
     Depreciation and amortization...........    99.7     100.8      98.8      95.8     100.4        48.8         95.9
     Interest expense........................    29.7      26.9      25.0      23.3      25.1        12.1         24.3
     Provision for income taxes..............    72.4      52.3      45.8      54.1      38.3        26.1         25.2
                                               ------    ------    ------    ------    ------      ------       ------
   EBITDA....................................  $324.8    $298.0    $263.7    $291.7    $254.6      $142.4       $186.9
                                               ======    ======    ======    ======    ======      ======       ======

    SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NOVEON INTERNATIONAL

     The following table presents selected historical financial data of Noveon International as of the dates and for the periods indicated. The data as of and for the years ended December 31, 1999 and 2000 and the two months ended February 28, 2001 are derived from the audited consolidated historical financial statements of the Performance Materials Segment of Goodrich Corporation (the predecessor of Noveon International). The data as of and for the ten months ended December 31, 2001 and the years ended December 31, 2002 and 2003 are derived from the audited consolidated financial statements of Noveon International. The information set forth below should be read in conjunction with the consolidated financial statements of Noveon International and related notes incorporated by reference in the accompanying prospectus.

                           PERFORMANCE MATERIALS SEGMENT OF GOODRICH            NOVEON INTERNATIONAL
                           -----------------------------------------   --------------------------------------
                                YEARS ENDED                                                   YEARS ENDED
                               DECEMBER 31,        TWO MONTHS ENDED    TEN MONTHS ENDED      DECEMBER 31,
                           ---------------------     FEBRUARY 28,        DECEMBER 31,     -------------------
                             1999        2000            2001                2001           2002       2003
                           ---------   ---------   -----------------   ----------------   --------   --------
                                                         (DOLLARS IN MILLIONS)
OPERATING RESULTS:
Revenues.................  $1,217.7    $1,167.7         $187.0             $  876.4       $1,069.3   $1,135.9
Cost of sales............     832.2       819.5          137.3                628.1          726.8      809.4
Selling and
  administrative
  expenses...............     171.9       160.9           28.0                130.6          165.5      160.0
Research, testing and
  development expense....      46.3        40.2            7.2                 29.9           37.3       44.8
Amortization expense.....      24.6        24.4            4.0                 26.5           13.9       14.7
Restructuring and
  severance costs........      37.3        40.5              -                  3.1            6.1       13.2
Interest expense.........      13.3         5.2            0.7                 93.8          101.9       92.2
Other income (expense),
  net....................      12.3         9.2           (0.2)                 0.5           12.3        0.2
Provision for income
  taxes..................      42.3        35.9            4.0                  4.6            6.4        9.2
Income (loss) before
  cumulative effect of
  change in accounting
  principle..............      62.1        50.3            5.6                (39.7)          23.7       (7.4)
Cumulative effect of
  change in accounting
  principle..............         -           -              -                    -              -       (0.5)
Net income (loss)........      62.1        50.3            5.6                (39.7)          23.7       (7.9)
BALANCE SHEET DATA (AT
  YEAR END):
Total assets.............  $1,430.6    $1,359.2            n/a             $1,664.8       $1,634.5   $1,757.6
Total debt...............      42.7        30.0            n/a              1,083.9          992.7    1,030.3
Total stockholders'
  equity/ Goodrich
  investment.............     950.9       910.4            n/a                309.1          346.5      412.3
OTHER DATA:
Net cash provided (used)
  by:
  Operating activities...  $  156.1    $  180.9         $(31.6)            $  153.9       $  143.7   $  118.0
  Investing activities...     (97.3)      (75.3)          (7.6)            (1,218.7)         (79.7)     (88.7)
  Financing activities...     (54.4)     (100.2)          37.5              1,188.4         (112.3)      (1.2)
Capital expenditures.....      79.6        64.0            7.6                 28.5           52.3       56.6
Depreciation expense.....      62.3        62.3           10.4                 56.5           70.8       76.7
Amortization expense.....      24.6        24.4            4.0                 26.5           13.9       14.7
EBITDA(1)................     204.6       178.1           24.7                141.7          216.7      184.9

---------------

(1) The following table sets forth the calculation of EBITDA, which represents earnings before interest, taxes, depreciation and amortization. We present EBITDA because it is a basis upon which our management assesses financial performance and we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. See the section of this prospectus supplement titled "Non-GAAP Financial Measures."

                                                          PERFORMANCE MATERIALS
                                                           SEGMENT OF GOODRICH              NOVEON INTERNATIONAL
                                                      ------------------------------   ------------------------------
                                                        YEARS ENDED      TWO MONTHS     TEN MONTHS      YEARS ENDED
                                                       DECEMBER 31,        ENDED          ENDED        DECEMBER 31,
                                                      ---------------   FEBRUARY 28,   DECEMBER 31,   ---------------
                                                       1999     2000        2001           2001        2002     2003
                                                      ------   ------   ------------   ------------   ------   ------
                                                                           (DOLLARS IN MILLIONS)
    Net income (loss)...............................  $ 62.1   $ 50.3      $ 5.6          $(39.7)     $ 23.7   $ (7.9)
    Add:
      Depreciation and amortization.................    86.9     86.7       14.4            83.0        84.7     91.4
      Interest expense..............................    13.3      5.2        0.7            93.8       101.9     92.2
      Provision for income taxes....................    42.3     35.9        4.0             4.6         6.4      9.2
                                                      ------   ------      -----          ------      ------   ------
    EBITDA..........................................  $204.6   $178.1      $24.7          $141.7      $216.7   $184.9
                                                      ======   ======      =====          ======      ======   ======

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following pro forma consolidated financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Lubrizol and Noveon International for the six-month periods ended June 30, 2004 and 2003, and the year ended December 31, 2003. The unaudited pro forma consolidated statements of income give effect to the June 3, 2004 acquisition of Noveon International and long-term financing thereof as if they had occurred on January 1, 2003. The long-term financing is expected to replace the temporary bridge facility used to finance initially the acquisition, which is only expected to be outstanding approximately four months. Accordingly, the costs of the long-term financing, rather than the temporary bridge facility, are reflected in the accompanying pro forma consolidated financial information.

     Assumptions underlying the pro forma adjustments necessary to present fairly this pro forma information are described in the accompanying notes, which should be read in conjunction with this pro forma consolidated financial information. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the transactions occurred on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. Lubrizol cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial information will prove to be correct.

     The acquisition of Noveon International by Lubrizol on June 3, 2004 was accounted for as a purchase in conformity with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," with intangible assets recorded in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and the operations of the acquired business have been included in Lubrizol's historical financial statements from the effective date of the acquisition. The purchase price consideration of $920.2 million in cash plus transaction costs of $10.5 million less certain seller expenses of $32.9 million was financed principally by borrowings under a temporary bridge facility. Lubrizol also assumed approximately $1,103.1 million of Noveon International's existing long-term indebtedness in conjunction with the acquisition and acquired $103.0 million of cash. The total cost of the acquisition has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their respective fair values as of the date of the acquisition. The excess of the purchase price over the preliminary fair values of the net assets acquired has been allocated to goodwill. The allocation of the purchase price will be subject to adjustment until it is finalized, which is expected to occur no later than the second quarter of 2005. Accordingly, the final purchase price allocation and the resulting effect on income from operations may differ from the pro forma amounts reported herein. In addition, in accordance with the provisions of SFAS No. 142, no amortization of indefinite-lived intangible assets or goodwill is recorded.

     The unaudited pro forma consolidated statements of income do not include the cumulative effect of the change in accounting resulting from Noveon International's adoption, in 2003, of SFAS No. 143, "Accounting for Asset Retirement Obligations," but include the costs of the long-term financing, rather than the temporary bridge facility, for the acquisition from the closing through the date the temporary bridge facility is replaced with long-term financing. In addition, the unaudited pro forma consolidated statements of income do not include any cost reduction opportunities expected to result from commercial and technical synergies between Lubrizol and Noveon International.

                            THE LUBRIZOL CORPORATION

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      SIX-MONTH PERIOD ENDED JUNE 30, 2004
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                              NOVEON              NOVEON            PRO FORMA
                             LUBRIZOL      INTERNATIONAL      INTERNATIONAL        TRANSACTION       LUBRIZOL
                           HISTORICAL(1)   HISTORICAL(2)   RECLASSIFICATIONS(3)   ADJUSTMENTS(4)   PRO FORMA(5)
                           -------------   -------------   --------------------   --------------   ------------
Total revenues...........   $   1,300.2       $540.2              $ (2.6)          $         -     $   1,837.8
Cost of sales............         955.8        377.2                 7.2                  (4.9)(a)     1,335.5
                                                                     0.2
Selling and
  administrative
  expenses...............         122.0         73.9                (2.6)                 (1.7)(b)       184.1
                                                                    (7.2)
                                                                    (0.3)
Research, testing and
  development expenses...          86.3         20.7                   -                     -           107.0
Amortization of
  intangible assets......           6.4          6.2                   -                   5.7(c)         18.3
Write-off of acquired in-
  process research and
  development............          35.0            -                   -                 (35.0)(e)           -
Merger charges...........             -         73.4                   -                 (73.4)(f)           -
Restructuring and
  severance charges......           8.0          3.3                   -                     -            11.3
                            -----------       ------              ------           -----------     -----------
     Total costs and
       expenses..........       1,213.5        554.7                (2.7)               (109.3)        1,656.2
Other income (expense) --
  net....................           2.4          0.5                 0.2                     -             2.8
                                                                    (0.3)
Interest income..........           1.9          0.6                   -                     -             2.5
Interest expense.........         (24.3)       (39.3)                  -                   4.6(g)        (59.0)
                            -----------       ------              ------           -----------     -----------
Income (loss) before
  income taxes...........          66.7        (52.7)                  -                 113.9           127.9
Provision for income
  taxes..................          25.2          4.9                   -                  17.9(h)         48.0
                            -----------       ------              ------           -----------     -----------
Net income (loss)........   $      41.5       $(57.6)             $    -           $      96.0     $      79.9
                            ===========       ======              ======           ===========     ===========
Earnings per common
  share:
  Basic..................   $      0.80                                                            $      1.23
  Diluted................   $      0.80                                                            $      1.22
Average shares
  outstanding:
  Basic..................    51,829,522                                             13,400,000(i)   65,229,522
  Diluted................    52,080,577                                             13,400,000(i)   65,480,577

                            THE LUBRIZOL CORPORATION

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2003
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                NOVEON              NOVEON            PRO FORMA
                               LUBRIZOL      INTERNATIONAL      INTERNATIONAL        TRANSACTION         LUBRIZOL
                             HISTORICAL(1)   HISTORICAL(2)   RECLASSIFICATIONS(3)   ADJUSTMENTS(4)     PRO FORMA(5)
                             -------------   -------------   --------------------   --------------     ------------
Total revenues.............   $   2,052.1      $1,135.9            $   (5.8)         $         -       $   3,182.2
Cost of sales..............       1,507.8         809.4                16.3                  9.8(a)        2,343.3
Selling and administrative
  expenses.................         202.9         160.0                (5.8)                (4.0)(b)         338.1
                                                                      (16.3)
                                                                        1.4
                                                                        0.1
                                                                       (0.2)
Research, testing and
  development expenses.....         166.9          44.8                   -                    -             211.7
Amortization of intangible
  assets...................             -          14.7                (0.1)                14.1(c)           33.6
                                                                                             4.9(d)
Write-off of acquired
  in-process research and
  development..............             -             -                   -                 35.0(e)           35.0
Restructuring and severance
  charges..................          22.5          13.2                   -                    -              35.7
                              -----------      --------            --------          -----------       -----------
     Total costs and
       expenses............       1,900.1       1,042.1                (4.6)                59.8           2,997.4
Other income
  (expense) - net..........          (1.6)         (1.1)                1.4                  4.9(d)            3.4
                                                                       (0.2)
Interest income............           3.8           1.3                   -                    -               5.1
Interest expense...........         (25.1)        (92.2)                  -                  1.4(g)         (115.9)
                              -----------      --------            --------          -----------       -----------
Income before income taxes
  and cumulative effect of
  change in accounting
  principle................         129.1           1.8                   -                (53.5)             77.4
Provision for income
  taxes....................          38.3           9.2                   -                (23.1)(h)          24.4
                              -----------      --------            --------          -----------       -----------
Income (loss) before
  cumulative effect of
  change in accounting
  principle................   $      90.8      $   (7.4)           $      -          $     (30.4)      $      53.0
                              ===========      ========            ========          ===========       ===========
Earnings per common share
  before cumulative effect
  of change in accounting
  principle:
  Basic....................   $      1.76                                                              $      0.81
  Diluted..................   $      1.75                                                              $      0.81
Average shares outstanding:
  Basic....................    51,702,394                                             13,400,000(i)     65,102,394
  Diluted..................    51,884,385                                             13,400,000(i)     65,284,385

                            THE LUBRIZOL CORPORATION

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      SIX-MONTH PERIOD ENDED JUNE 30, 2003
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                              NOVEON              NOVEON            PRO FORMA
                             LUBRIZOL      INTERNATIONAL      INTERNATIONAL        TRANSACTION       LUBRIZOL
                           HISTORICAL(1)   HISTORICAL(2)   RECLASSIFICATIONS(3)   ADJUSTMENTS(4)   PRO FORMA(5)
                           -------------   -------------   --------------------   --------------   ------------
Total revenues...........   $   1,022.9       $576.2              $ (2.7)          $         -     $   1,596.4
Cost of sales............         740.9        408.7                 8.4                   9.8(a)      1,167.8
Selling and
  administrative
  expenses...............         101.0         79.3                (2.7)                 (2.0)(b)       167.4
                                                                    (8.4)
                                                                    (0.2)
                                                                     0.4
Research, testing and
  development expenses...          82.2         21.5                   -                     -           103.7
Amortization of
  intangible assets......           2.3          7.3                   -                   7.1(c)         16.7
Write-off of acquired in-
  process research and
  development............             -            -                   -                  35.0(e)         35.0
Restructuring and
  severance charges......           7.0          3.0                   -                     -            10.0
                            -----------       ------              ------           -----------     -----------
     Total costs and
       expenses..........         933.4        519.8                (2.5)                 49.9         1,500.6
Other income (expense) -
  net....................           2.0         (0.2)               (0.2)                    -             2.0
                                                                     0.4
Interest income..........           2.1          0.6                   -                     -             2.7
Interest expense.........         (12.1)       (46.6)                  -                   1.3(g)        (57.4)
                            -----------       ------              ------           -----------     -----------
Income before income
  taxes and cumulative
  effect of change in
  accounting principle...          81.5         10.2                   -                 (48.6)           43.1
Provision for income
  taxes..................          26.1          3.3                   -                 (15.8)(h)        13.6
                            -----------       ------              ------           -----------     -----------
Income before cumulative
  effect of change in
  accounting principle...   $      55.4       $  6.9              $    -           $     (32.8)    $      29.5
                            ===========       ======              ======           ===========     ===========
Earnings per common share
  before cumulative
  effect of change in
  accounting principle:
  Basic..................   $      1.07                                                            $      0.45
  Diluted................   $      1.07                                                            $      0.45
Average shares
  outstanding:
  Basic..................    51,661,725                                             13,400,000(i)   65,061,725
  Diluted................    51,796,138                                             13,400,000(i)   65,196,138

                            THE LUBRIZOL CORPORATION

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

     (1) The amounts in this column represent the reported results for Lubrizol for the applicable period.

     (2) The amounts in this column for 2004 represent the historical results of Noveon International through the acquisition date of June 3, 2004. The historical results for the year ended December 31, 2003 and the six months ended June 30, 2003 do not include the cumulative effect of Noveon International's change in the method used to account for asset retirement obligations in 2003 pursuant to its implementation of SFAS No. 143. Results for Noveon International after the acquisition date are included in the Lubrizol Historical column.

     (3) The reclassifications in this column reflect the income statement reclassifications necessary to conform the historical Noveon International amounts to the Lubrizol income statement classification presentation. Reclassifications include the inclusion of sales commissions as a reduction of revenues rather than as selling and administrative expenses; the inclusion of distribution expenses as cost of sales rather than selling and administrative expenses; and several other smaller reclassifications.

     (4) The amounts in this column represent the adjustments necessary to give pro forma effect to the acquisition of Noveon International and long-term financing thereof. Adjustments (a), (b), (c) and (e) are based on a preliminary allocation of the purchase price, which is expected to be finalized within one year of the acquisition date.

          (a) This adjustment represents the inventory purchase accounting adjustment that is being charged to cost of sales as the inventory on hand when the Noveon International acquisition was consummated is sold. The adjustment for the period ended June 30, 2004 reflects the reversal of the inventory purchase accounting adjustment recorded in the historical financial statements to reflect the pro forma assumption as if the Noveon International acquisition occurred on January 1, 2003.

          (b) Represents the amount of management fees charged to Noveon International by related parties that ceased as a result of the acquisition.

          (c) This adjustment represents the change in amortization expense resulting from the amortization of the additional intangible assets recorded in connection with the acquisition using the straight-line method based on the following (in millions):

                                                                ESTIMATED ADDITIONAL AMORTIZATION EXPENSE
                                                            -------------------------------------------------
                                                              SIX-MONTH                           SIX-MONTH
                                  ESTIMATED    ESTIMATED    PERIOD ENDED       YEAR ENDED       PERIOD ENDED
        AMORTIZABLE INTANGIBLES  USEFUL LIFE   FAIR VALUE   JUNE 30, 2004   DECEMBER 31, 2003   JUNE 30, 2003
        -----------------------  -----------   ----------   -------------   -----------------   -------------
             Distributors and
               customers......    20 years       $230.0         $5.8              $11.5             $ 5.8
             Technology.......    13 years        140.0          5.4               10.8               5.4
             Trademarks and
               tradenames.....    15 years         85.0          2.8                5.7               2.8
             Non-compete
               agreements.....     3 years          2.5          0.4                0.8               0.4
                                                                ----              -----             -----
                                                                14.4               28.8              14.4
               Historical amortization recorded..........        8.7               14.7               7.3
                                                                ----              -----             -----
               Net adjustment............................       $5.7              $14.1             $ 7.1
                                                                ====              =====             =====

          (d) Represents reclassification of Lubrizol's historical amortization expense recognized on intangible assets to conform to the income statement classification used subsequent to the acquisition.

                            THE LUBRIZOL CORPORATION

          (e) This adjustment represents the one-time, non-cash charge pertaining to acquired in-process research and development ("IPR&D") projects of Noveon International that was recognized immediately following the acquisition. These acquired projects have no alternative future use and had not reached technological feasibility at the date of the acquisition. Accordingly, the portion of the purchase price preliminarily allocated to the IPR&D projects was expensed as research and development costs immediately after the acquisition in accordance with GAAP. The adjustment for the period ended June 30, 2004 reflects the reversal of the IPR&D write-off recorded in the historical financial statements to reflect the pro forma assumption as if the Noveon International acquisition occurred on January 1, 2003.

          (f) This adjustment eliminates certain one-time, nonrecurring costs and charges directly related to the acquisition that were incurred by Noveon International, primarily consisting of compensation costs for stock options that were cancelled in conjunction with the acquisition, management bonuses, the write-off of deferred financing costs and professional, advisory and financing fees.

          (g) The adjustment to interest expense reflects the following (in millions):

                                               SIX-MONTH                           SIX-MONTH
                                             PERIOD ENDED       YEAR ENDED       PERIOD ENDED
                                             JUNE 30, 2004   DECEMBER 31, 2003   JUNE 30, 2003
                                             -------------   -----------------   -------------
        Interest expense on Noveon
          International indebtedness
          retired in connection with the
          acquisition or to be retired upon
          receipt of long-term financing...     $(42.6)           $(92.4)           $(46.6)
        Interest expense on temporary
          bridge facility to be repaid upon
          receipt of the long-term
          financing........................       (6.6)                -                 -
        Estimated interest expense on new
          term loan facility to be obtained
          (at 3.25%).......................        7.9              17.7               8.7
        Estimated interest expense on the
          new debt securities to be issued:
          $400.0 million of 5-year
             securities (at 4.625%)........        9.3              18.5               9.3
          $450.0 million of 10-year
             securities (at 5.5%)..........       12.4              24.8              12.4
          $300.0 million of 30-year
             securities (at 6.5%)..........        9.8              19.5               9.8
        Accretion expense for treasury rate
          locks............................        3.0               5.9               3.0
        Amortization of estimated debt
          issuance costs on the new debt:
          Revolving credit facilities......          -               0.1                 -
          Term loan facility...............        0.3               0.7               0.3
          Debt securities..................        1.5               3.1               1.5
        Additional commitment fees on new
          revolving credit and term loan
          facilities expected to be
          obtained(1)......................        0.4               0.7               0.3
                                                ------            ------            ------
        Total adjustment...................     $ (4.6)           $ (1.4)           $ (1.3)
                                                ======            ======            ======

---------------

           (1) Reflects commitment fees of 0.20% on the estimated $500.0 million of average undrawn balance under the revolving credit facility less the commitment fees included in the historical results of operations.

                            THE LUBRIZOL CORPORATION

           A 0.25% increase or decrease in the weighted average interest rate applicable to Lubrizol's indebtedness outstanding under the anticipated new term loan facility and the debt securities would change the pro forma interest expense by $2.2 million, $4.3 million and $2.2 million for the six-month period ended June 30, 2004, year ended December 31, 2003 and the six-month period ended June 30, 2003, respectively.

          (h) This adjustment represents the tax effect of pro forma adjustments to income before income taxes and is based on the estimated applicable statutory tax rates. The adjustment also includes the effects of the estimated reduction in Lubrizol's historical U.S. tax benefits associated with extraterritorial income and foreign tax credits resulting from the acquisition of Noveon International. Furthermore, the adjustment includes the elimination of the charge/credit included in Noveon International's historical provision for income taxes resulting from the change in Noveon International's deferred tax asset valuation allowance pertaining to its domestic, federal income taxes that was reversed in connection with the acquisition, reflecting the fact that Noveon International's inclusion within the Lubrizol U.S. consolidated group for income tax purposes subsequent to the acquisition will result in deferred tax assets being realized to offset the taxable income of the consolidated group.

          (i) The number of pro forma shares is based on the common shares to be issued pursuant to this offering.

     (5) The amounts in this column represent the pro forma results for Lubrizol after giving effect to the acquisition of Noveon International and the long-term financing thereof as if the transactions had been consummated on January 1, 2003, the first day of Lubrizol's most recently completed fiscal year.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in such forward-looking statements as a result of various factors, including those described under the section of this prospectus supplement titled "Risk Factors" and included elsewhere in this prospectus supplement and the accompanying prospectus.

OVERVIEW

  GENERAL

     We are a leading global producer and marketer of technologically advanced chemicals and specialty materials for the transportation, consumer and industrial markets. Our business is founded on technological leadership. Innovation provides opportunities for us in growth markets as well as advantages over our competitors. From a base of approximately 3,000 patents, we use our product development and formulation expertise to sustain our leading market positions and fuel our future growth. We create additives, ingredients, resins and compounds that enhance the performance, quality and value of our customers' products, while minimizing their environmental impact. Our products are used in a broad range of applications, and are sold into stable markets such as those for engine oils, specialty driveline lubricants and metalworking fluids, as well as higher growth markets such as personal care and pharmaceutical products and performance coatings and inks. Our specialty materials products are also used in a variety of industries, including the telecommunications, construction, footwear and automotive industries. We are an industry leader in the majority of our businesses.

     We are geographically diverse, with an extensive global manufacturing, supply chain, technical and commercial infrastructure. We operate facilities in 26 countries, comprised of production facilities in 22 countries, laboratories in six countries and offices in 25 countries, through the efforts of approximately 7,700 employees. We sell our products in more than 100 countries and believe that our customers value our ability to provide customized, high quality, cost-effective performance formulations and solutions worldwide. We also believe our customers value our global supply chain capabilities.

     On June 3, 2004, we acquired Noveon International, a leading global producer and marketer of technologically advanced specialty materials and chemicals used in the industrial and consumer markets. With the acquisition of Noveon International, we have accelerated our program to attain a substantial presence in the personal care and coatings markets by adding a number of higher growth, industry-leading products under highly recognizable brand names, including Carbopol(R) and Hycar(R), to our already strong portfolio of lubricant and fuel additive products and consumer product ingredients. Additionally, Noveon International has a number of industry-leading specialty materials businesses, including TempRite(R) CPVC and Estane(R) TPU, that generate strong cash flow.

     Noveon International was acquired for cash of $920.2 million plus transaction costs of $10.5 million less certain seller expenses of $32.9 million and cash acquired of $103.0 million. In addition, we assumed $1,103.1 million of long-term indebtedness from Noveon International. Noveon International had 2003 revenues of $1,135.9 million.

     Beginning in the second quarter of 2004, we reorganized our business as a result of the Noveon International acquisition into two business units and reporting segments: the lubricant additives segment, also referred to as Lubrizol Additives, and the specialty chemicals segment, also referred to as Noveon. The lubricant additives segment represents approximately 56% of pro forma consolidated revenues for the year ended December 31, 2003 and is comprised of our previous business in fluid technologies for transportation
(FTT), advanced fluid systems, emulsified products and the former industrial additives product group of fluid technologies for industry (FTI). The specialty chemicals segment represents approximately 44% of pro forma consolidated revenues for the year ended December 31, 2003 and is comprised of the businesses of the acquired Noveon International and the former performance chemicals group of FTI. Note 13 to our consolidated financial statements for the year ended December 31, 2003 contains a further description of the nature of our operations, the product lines within each of the reporting segments, segment profitability and related financial disclosures for the reportable segments.

  LUBRICANT ADDITIVES SEGMENT

     A variety of industry market forces and conditions continue to influence the lubricant additives business. A key factor is the low global growth rate for this business, which we believe is in the range of approximately 0% to 1% per year. Additional characteristics of this market are:

     - Consolidation of the customer base in recent years, which has increased the competitiveness of the transportation lubricant additives market. Our volume for 2003 and, to a lesser extent, the first six months of 2004, was impacted by the loss of a large piece of business as a result of a major oil company merger.

     - Frequent product specification changes driven primarily by OEMs and the impact of environmental and fuel economy regulations on the OEMs. The specification changes require us to incur product development and testing costs, but also enable us to apply our technological know-how to create products and solve problems. We believe our technology, and our expertise in applying it, are key strengths.

     - Improved engine design, which can result in longer lubricant drain intervals. Longer drain intervals lessen demand for lubricants.

     - New vehicle production levels, which affect our specialty driveline fluids in particular because the initial factory fill is an important market factor in that product line.

     We believe we are the market leader in lubricant additives and intend to remain the leader by continuing to invest in this business.

  SPECIALTY CHEMICALS SEGMENT

     Our specialty chemicals segment's growth strategy involves a combination of internal growth and acquisitions. Since 2000 and prior to the acquisition of Noveon International, we made eight acquisitions with aggregate annual revenues of approximately $200.0 million. In 2002, we completed four acquisitions having aggregate annual revenues of approximately $85.0 million, including Chemron Corporation, a supplier of specialty surfactants principally for the personal care market. In 2003, we acquired a personal care ingredients business from Amerchol Corporation, a subsidiary of The Dow Chemical Company. Also in 2003, we expanded our foam control additives business with the acquisition of silicone product lines, which expanded our foam control additives to approximately $40.0 million in annual revenues. In late January 2004, we acquired the additives business of Avecia, with annual revenues of approximately $50.0 million. This business develops, manufactures and markets high-value additives used in coatings and inks. With the acquisition of Noveon International, our specialty chemicals segment now represents nearly half of pro forma consolidated revenues.

     We have a strategy to continue to achieve internal growth in the Noveon segment by using our strengths, including our technology, formulating skills and broad geographic infrastructure, to develop and invest in new fluid technology applications in higher-growth industrial and consumer markets. Key factors to our success continue to be the introduction of new products, development of new applications for existing products, cross-selling of products and geographic expansion.

  PRIMARY FACTORS AFFECTING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

     In addition to higher shipment volume in the lubricant additives segment, particularly in the second quarter, along with the contribution from Noveon International and other acquisitions and ongoing organic business growth in the specialty chemicals segment, the factors that most affected our six-month 2004 results were:

     - increased raw material costs;

     - cost control initiatives, including restructuring programs; and

     - currency effects.

     Raw material costs are significantly influenced by the price of crude oil and natural gas, which have been subject to periods of rapid and significant movements in price. Our results are affected by how quickly and the extent to which we are able to change our product selling prices in reaction to raw material cost and operating cost changes. Our average raw material cost, excluding the impact of acquisitions, increased 8% in the first half of 2004 compared to the first half of 2003. The lubricant additives segment has initiated two price increases in 2004 in order to attempt to recover these costs.

     Our operating cost structure has been pressured by higher energy, insurance, pension and health care expenses. Additionally, a large portion of our manufacturing expenses are fixed in the short term. As a result of these cost pressures and to achieve a more competitive cost structure, primarily in the lubricant additives segment, we implemented several restructuring programs in 2003. Additionally, on June 30, 2004, following our acquisition of Noveon International, we announced a reduction of 95 employees, primarily affecting technical and commercial employees located at our Wickliffe, Ohio headquarters.

     We conduct a significant amount of our business outside the United States and are subject to business risks inherent in non-United States activities, including currency exchange rate fluctuations. As the United States dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. Currency had an overall favorable effect on our operating results in both 2003 and the six months ended June 30, 2004.

  FINANCIAL POSITION

     We had $2,380.3 million of debt outstanding at June 30, 2004, most of which we incurred in connection with our acquisition of Noveon International, including bridge loan financing of $1,797.0 million, which is due May 2005. As a result, our total debt as a percent of capitalization has increased from 29% at December 31, 2003 to 71% at June 30, 2004. We will also incur increased interest expense. We intend to implement a permanent capital structure in the near-term that will replace the temporary bridge facility and reduce our interest cost. The permanent capital structure is expected to include approximately $426.2 million in new common equity. Our debt level will require us to dedicate a significant portion of our cash flow to make interest and principal payments, thereby reducing the availability of our cash flow for acquisitions or other purposes. Nevertheless, we believe our future operating cash flows will be sufficient to cover our debt repayments and other obligations, and that we have untapped borrowing capacity that can provide us with additional financial resources.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2004 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2003

     Our revenues increased in the second quarter of 2004 as compared with the second quarter of 2003, primarily due to acquisitions. Excluding acquisitions, revenues increased primarily due to higher ongoing shipment volume and favorable currency effect. The increased revenues partially were offset by higher raw material costs, manufacturing expenses and selling and administrative expenses. The 2004 second quarter also included significant purchase accounting charges associated with the acquisition of Noveon International and incremental acquisition-related financing costs. Primarily as a result of these factors, net income decreased 87% in the second quarter of 2004, compared with the same period in 2003.

     As a result of the June 3, 2004 acquisition of Noveon International, we reorganized into two operating and reporting segments: lubricant additives and specialty chemicals. Lubricant additives comprised approximately 78% of our consolidated revenues and 89% of our segment operating income for the first six months of 2004. See Note 13 to the consolidated financial statements for the year ended December 31, 2003 and the "Segment Analysis" section for further financial disclosures by reporting segment.

                              Analysis of Revenues
                             ----------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                 ---------------
                                                                 $        %        $        %
                                           2003       2004     CHANGE   CHANGE   CHANGE   CHANGE
                                         --------   --------   ------   ------   ------   ------
                                                          (DOLLARS IN MILLIONS)
Three-Month Period Ended June 30:
  Net sales............................  $  514.3   $  720.2   $205.9     40%    $ 74.5     14%
  Royalties and other revenues.........       0.4        1.3      0.9    239%       1.0    232%
                                         --------   --------   ------            ------
  Total revenues.......................  $  514.7   $  721.5   $206.8     40%    $ 75.5     15%
                                         ========   ========   ======            ======
Six-Month Period Ended June 30:
  Net sales............................  $1,021.3   $1,298.1   $276.8     27%    $126.6     12%
  Royalties and other revenues.........       1.6        2.1      0.5     33%       0.5     31%
                                         --------   --------   ------            ------
  Total revenues.......................  $1,022.9   $1,300.2   $277.3     27%    $127.1     12%
                                         ========   ========   ======            ======

     Consolidated revenues increased 40% in the second quarter of 2004 and 27% in the first six months of 2004 compared to the same periods in 2003, primarily due to acquisitions and higher ongoing shipment volume. Acquisitions in 2004 included Noveon International and the hyperdispersants business purchased from Avecia. Acquisitions in 2003 included the personal care specialty ingredients business purchased from Amerchol Corporation, a subsidiary of The Dow Chemical Company, and the silicone product lines purchased from BASF. The Noveon International acquisition contributed $109.9 million towards the increase in revenues in both the second quarter of 2004 and the first six months of 2004 compared with the same periods in 2003.

     Excluding acquisitions, ongoing shipment volume increased 11% in the second quarter and 7% in the first six months of 2004 compared to the same periods in 2003. Sequentially, excluding acquisitions, consolidated second quarter 2004 shipment volume was 6% higher than the first quarter of 2004.

     The following table shows our shipment volume by geographic zone in the second quarter and the first half of 2004.

                                                               THREE-MONTH      SIX-MONTH
                                                              PERIOD ENDED    PERIOD ENDED
                                                              JUNE 30, 2004   JUNE 30, 2004
                                                                 VOLUME          VOLUME
                                                              -------------   -------------
North America...............................................        48%             47%
Europe......................................................        27%             27%
Asia-Pacific/Middle East....................................        20%             20%
Latin America...............................................         5%              6%
                                                                   ---             ---
Total.......................................................       100%            100%
                                                                   ===             ===

     Shipment volume patterns vary in different geographic zones. The following table shows the changes in shipment volume by geographic zone in the second quarter and the first six months of 2004, compared with the corresponding periods in 2003.

                                                                                EXCLUDING
                                                                              ACQUISITIONS
                                                                              -------------
                                                              2004 VS. 2003   2004 VS. 2003
                                                                % CHANGE        % CHANGE
                                                              -------------   -------------
Three-Month Period Ended June 30:
  North America.............................................       30%              8%
  Europe....................................................       22%             12%
  Asia-Pacific/Middle East..................................       30%             23%
  Latin America.............................................        4%              0%
  Total.....................................................       26%             11%
Six-Month Period Ended June 30:
  North America.............................................       18%              6%
  Europe....................................................        9%              4%
  Asia-Pacific/Middle East..................................       20%             16%
  Latin America.............................................        1%             (1%)
  Total.....................................................       15%              7%

     Segment shipment volume variances by geographic zone as well as the factors explaining the changes in segment revenues for the second quarter of 2004 and the first six months of 2004 compared with the respective periods of 2003 are contained under the "Segment Analysis" section below.

                         Analysis of Costs and Expenses
                        --------------------------------

                                                                                     EXCLUDING
                                                                                   ACQUISITIONS
                                                                                  ---------------
                                                                  $        %        $        %
                                             2003      2004     CHANGE   CHANGE   CHANGE   CHANGE
                                            ------   --------   ------   ------   ------   ------
                                                            (DOLLARS IN MILLIONS)
Three-Month Period Ended June 30:
  Cost of sales...........................  $372.6   $  529.5   $156.9     42%    $ 57.9     16%
  Selling and administrative expenses.....    50.2       70.2     20.0     40%       6.5     13%
  Research, testing and development
     expenses.............................    40.6       45.5      4.9     12%      (0.4)    (1%)
  Amortization of intangible assets.......     1.2        4.5      3.3      *        0.0      *
  Write-off of acquired in-process
     research and development.............       -       35.0     35.0      *        0.0      *
  Restructuring charge....................     3.5        8.0      4.5      *        0.0      *
                                            ------   --------   ------            ------
  Total costs and expenses................  $468.1   $  692.7   $224.6     48%    $ 64.0     14%
                                            ======   ========   ======            ======
Six-Month Period Ended June 30:
  Cost of sales...........................  $740.9   $  955.8   $214.9     29%    $103.8     14%
  Selling and administrative expenses.....   101.0      122.0     21.0     21%       6.0      6%
  Research, testing and development
     expenses.............................    82.2       86.3      4.1      5%      (2.0)    (2%)
  Amortization of intangible assets.......     2.3        6.4      4.1      *        0.5      *
  Write-off of acquired in-process
     research and development.............       -       35.0     35.0      *        0.0      *
  Restructuring charge....................     7.0        8.0      1.0      *        0.0      *
                                            ------   --------   ------            ------
  Total costs and expenses................  $933.4   $1,213.5   $280.1     30%    $108.3     12%
                                            ======   ========   ======            ======

---------------

* Calculation not meaningful

     Cost of sales increased 42% in the second quarter of 2004 and 29% in the first six months of 2004 compared with the same periods in 2003, due to acquisitions, higher average raw material cost and higher manufacturing expenses. Excluding acquisitions, average raw material cost increased 8% in both the second quarter and the first six months of 2004 compared with the same periods in 2003, primarily due to an increase in the combination of raw material prices and product mix along with unfavorable currency effects. Material cost included purchase adjustments associated with the increased valuation of inventory of $5.8 million in the second quarter of 2004 and $6.7 million in the first six months of 2004 for the Noveon International and hyperdispersants acquisitions. The Noveon International purchase adjustment for the increased valuation of inventory was $4.9 million, or $0.06 per share, in the second quarter of 2004. Looking forward, we expect continued increases in raw material prices, which may lead to higher cost of sales.

     Total manufacturing expenses, which are included in cost of sales, increased 32% in the second quarter of 2004 and 24% in the first six months of 2004 compared with the same periods in 2003, primarily due to acquisitions. Excluding acquisitions, total manufacturing expenses increased 6% in the second quarter of 2004 and 9% in the first six months of 2004 compared with the same periods in 2003, primarily due to unfavorable currency effect and higher incentive compensation expense. The first six months of manufacturing expense also included $2.0 million for an environmental accrual relating to remediation at our Texas manufacturing facility. Excluding acquisitions, currency and the environmental accrual adjustment, manufacturing expenses increased 3% in the second quarter of 2004 and 4% in the first six months of 2004 compared with the same periods in 2003.

     Gross profit (net sales less cost of sales) increased $49.0 million, or 35% ($16.7 million, or 12%, excluding acquisitions), in the second quarter of 2004 and $61.9 million, or 22% ($22.8 million, or 8%, excluding acquisitions), in the first six months of 2004 compared with the same periods in 2003. Excluding acquisitions, the increase primarily was due to higher shipment volume and favorable currency effect, partially offset by higher average raw material cost and higher manufacturing costs. Our gross profit percentage (gross profit divided by net sales) decreased to 26.5% in the second quarter of 2004 and 26.4% in the first six months of 2004, compared to 27.5% in both the second quarter and first half of 2003. The decrease for both periods primarily was due to higher raw material costs. Sequentially, the gross profit percentage increased in the second quarter of 2004 compared with 26.2% in the first quarter of 2004 and 24.9% in the fourth quarter of 2003.

     Excluding acquisitions, selling and administrative expenses increased 13% in the second quarter and 6% in the first six months of 2004 compared with the same periods in 2003, primarily due to higher incentive compensation expense and unfavorable currency effect.

     Research, testing and development expenses (technology expenses), excluding acquisitions, decreased 1% in the second quarter of 2004 and 2% in the first six months of 2004 compared with the same periods in 2003, primarily due to lower testing activity at outside laboratories, partially offset by unfavorable currency effects and higher incentive compensation expense.

     Beginning in 2004, we have reclassified amortization of intangible assets as a separate line item of expense. The prior year interim results for the three and six months ended June 30, 2003 have been reclassified to conform with the current year presentation. Previously this item had been included within other income (expense). The increased amortization expense in the second quarter and the first six months of 2004 compared with the same periods in 2003 primarily was due to the Noveon International and hyperdispersants acquisitions in 2004 and the personal care specialty ingredients business acquisition in 2003.

     We included a one-time, non-cash charge of $35.0 million, or $0.42 per share, in total costs and expenses for the second quarter of 2004 and the first six months of 2004 to write-off the estimated fair value of acquired in-process research and development, or IPR&D, projects associated with the Noveon International acquisition. Costs to acquire IPR&D projects that have no alternative future use and that have not reached technological feasibility at the date of acquisition are expensed upon acquisition. We based the estimated value of IPR&D projects on third-party valuations of the fair values of IPR&D costs.

     In the second quarter of 2004, we recorded a restructuring charge of $8.0 million, or $0.10 per share, consisting of workforce reductions of $6.4 million and a write-off of $1.6 million of impaired assets related to PuriNOx(TM) technology. We eliminated 95 positions, primarily at our Wickliffe, Ohio headquarters. We expect these reductions will be completed by the end of the third quarter in 2004. The second-half 2004 pre-tax restructuring charge will include an estimated $6.0 million non-cash pension benefit settlement charge and the remainder of the employee severance costs associated with the workforce reductions, approximating $3.0 million.

     In the second quarter of 2003, we recorded a restructuring charge of $3.5 million, or $0.05 per share, primarily related to our Bromborough, England intermediate production and blending facility. The charge was comprised of $2.8 million for asset write-offs and employee severance at our Bromborough facility and $0.7 million for a voluntary separation program at our joint venture in India. In the first half of 2003, the total restructuring charge was $7.0 million, or $0.09 per share, which included $6.3 million for Bromborough and $0.7 million for India. The Bromborough charge primarily consisted of $2.8 million in employee separation benefits and $3.3 million in asset impairment charges for production units taken out of service.

                     Analysis of Other Items and Net Income
                   ------------------------------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                 ---------------
                                                                 $        %        $        %
                                              2003     2004    CHANGE   CHANGE   CHANGE   CHANGE
                                             ------   ------   ------   ------   ------   ------
                                                            (DOLLARS IN MILLIONS)
Three-Month Period Ended June 30:
  Other income (expense)...................  $  1.1   $ (1.9)  $(3.0)      *     $(3.5)      *
  Interest expense -- net..................    (5.1)   (17.1)  (12.0)      *       0.8       *
  Income before income taxes...............    42.6      9.8   (32.8)    (77)%     4.2      10%
  Provision for income taxes...............    13.2      5.9    (7.3)    (56)%    14.8     112%
  Net income...............................  $ 29.4   $  3.9   $(25.5)   (87)%   $(10.5)   (36)%
Six-Month Period Ended June 30:
  Other income (expense)...................  $  2.0   $  2.4   $ 0.4       *     $ 0.1       *
  Interest expense -- net..................   (10.0)   (22.4)  (12.4)      *       0.3       *
  Income before income taxes...............    81.5     66.7   (14.8)    (18)%    18.2      22%
  Provision for income taxes...............    26.1     25.2    (0.9)     (3)%    11.6      44%
  Net income...............................  $ 55.4   $ 41.5   $(13.9)   (25)%   $ 6.6      12%

---------------

* Calculation not meaningful

     The decrease in other income (expense) in the second quarter of 2004, compared to the same period in 2003, was due to currency translation losses. Other income for the first six months of 2004 included a gain of $6.4 million ($.08 per share) on a currency forward contract to purchase pound sterling related to the acquisition of the hyperdispersants business. We secured the forward contract in December 2003 and completed the acquisition at the end of January 2004. This gain partially was offset by other currency translation losses.

     The increase in net interest expense for both the second quarter and first six months of 2004, compared to the same periods in 2003, primarily was due to the Noveon International acquisition-related financing costs of $12.2 million, or $0.14 per share, comprised of the temporary bridge facility and Noveon International accrued interest of $6.5 million, amortization of temporary bridge facility fees of $2.8 million and termination of an interest rate swap of $2.9 million.

     We had an effective tax rate of 59.8% in the second quarter of 2004 and 37.8% in the first six months of 2004, compared with 31.1% in the second quarter of 2003 and 32.0% in the first six months of 2003. The increase in the effective tax rate for both periods in 2004 primarily was due to significant non-taxable currency gains that occurred in 2003 but did not repeat in 2004, and the unfavorable impact of the Noveon International acquisition on our U.S. tax rate. Noveon International's U.S. tax loss carryforwards, combined with the interest expense associated with the acquisition financing, will reduce our ability to claim U.S. foreign tax credits and to obtain U.S. tax benefits on exports. The second quarter tax provision was unusually high because it reflected the cumulative year-to-date impact of these items on our effective tax rate. We estimate our 2004 effective tax rate will be 37.5%, excluding the tax effect of the restructuring charge, which had a 35% tax rate.

     Primarily as a result of the above factors, our net income per share was $0.08 for the second quarter of 2004 compared with $0.57 for the second quarter of 2003, and $0.80 for the first six months of 2004 compared with $1.07 for the first six months of 2003. Earnings in both the second quarter and first six months of 2004 included a one-time write-off for IPR&D projects from the Noveon International acquisition of $0.42 per share, a purchase adjustment associated with the increased valuation of Noveon International-acquired inventory of $0.06 per share, a restructuring charge of $0.10 per share, incremental acquisition-related financing costs of $0.14 per share and an increase in the effective tax rate compared to the first quarter 2004 rate equivalent to $0.08 per share. Earnings in 2004 benefited from Noveon International's June 2004 operating income of $10.7 million, or $0.13 per share, before financing costs and purchase accounting adjustments. Earnings in the first six months of 2004 also included a gain on a currency forward contract of $0.08 per share. The 2003 restructuring charge reduced earnings $0.05 per share in the second quarter of 2003 and $0.09 per share in the first half of 2003.

SEGMENT ANALYSIS

     We primarily evaluate performance and allocate resources based on segment operating income, defined as revenues less expenses identifiable to the product lines included within each segment, as well as projected future returns. As part of reorganizing our business into two reporting segments, we have reclassified certain administrative expenses that previously were deducted in arriving at segment operating income and are now classified as unallocated corporate expenses. Segment operating income will reconcile to consolidated income before tax by deducting the write-off of acquired IPR&D projects, restructuring charges, net interest expense, corporate expenses and corporate other income that we do not attribute to either reporting segment.

     We have restated current year and prior year amounts to reflect the new reporting classifications of products between the two reporting segments and the new definition of segment operating income.

                          Operating Results by Segment
                        -------------------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                 ---------------
                                                                 $        %        $        %
                                           2003       2004     CHANGE   CHANGE   CHANGE   CHANGE
                                         --------   --------   ------   ------   ------   ------
                                                          (DOLLARS IN MILLIONS)
REVENUES
Three-Month Period Ended June 30:
Lubricant additives....................  $  453.3   $  522.1   $ 68.8     15%    $ 68.8     15%
Specialty chemicals....................      61.4      199.4    138.0    225%       6.7     11%
                                         --------   --------   ------            ------
  Total................................  $  514.7   $  721.5   $206.8     40%    $ 75.5     15%
                                         ========   ========   ======            ======
Six-Month Period Ended June 30:
Lubricant additives....................  $  903.2   $1,013.3   $110.1     12%    $110.1     12%
Specialty chemicals....................     119.7      286.9    167.2    140%      17.0     14%
                                         --------   --------   ------            ------
  Total................................  $1,022.9   $1,300.2   $277.3     27%    $127.1     12%
                                         ========   ========   ======            ======

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                 ---------------
                                                                 $        %        $        %
                                           2003       2004     CHANGE   CHANGE   CHANGE   CHANGE
                                         --------   --------   ------   ------   ------   ------
                                                          (DOLLARS IN MILLIONS)
GROSS PROFIT
Three-Month Period Ended June 30:
Lubricant additives....................  $  127.2   $  143.6   $ 16.4     13%    $ 16.4     13%
Specialty chemicals....................      14.5       47.1     32.6    225%       0.3      2%
                                         --------   --------   ------            ------
  Total................................  $  141.7   $  190.7   $ 49.0     35%    $ 16.7     12%
                                         ========   ========   ======            ======
Six-Month Period Ended June 30:
Lubricant additives....................  $  251.0   $  272.4   $ 21.4      8%    $ 21.4      8%
Specialty chemicals....................      29.4       69.9     40.5    138%       1.4      5%
                                         --------   --------   ------            ------
  Total................................  $  280.4   $  342.3   $ 61.9     22%    $ 22.8      8%
                                         ========   ========   ======            ======
SEGMENT OPERATING INCOME
Three-Month Period Ended June 30:
Lubricant additives....................  $   58.6   $   72.8   $ 14.2     24%    $ 14.2     24%
Specialty chemicals....................       0.6       11.4     10.8      *        0.0      *
                                         --------   --------   ------            ------
  Total................................  $   59.2   $   84.2   $ 25.0     42%    $ 14.2     24%
                                         ========   ========   ======            ======
Six-Month Period Ended June 30:
Lubricant additives....................  $  114.2   $  135.5   $ 21.3     19%    $ 21.3     19%
Specialty chemicals....................       1.4       16.4     15.0      *        0.1      7%
                                         --------   --------   ------            ------
  Total................................  $  115.6   $  151.9   $ 36.3     31%    $ 21.4     19%
                                         ========   ========   ======            ======

---------------

* Calculation not meaningful

  LUBRICANT ADDITIVES SEGMENT

     Revenues increased 15% in the second quarter of 2004 compared to the same period in 2003, primarily due to 12% higher volume with the remainder due to higher average selling price driven almost entirely by favorable currency. The combination of real selling price and product mix was neutral. Revenues increased 12% in the first six months of 2004 compared to the same period in the prior year, primarily due to 7% higher volume, 4% favorable currency and 1% higher product mix and price. Sequentially, shipment volume in the second quarter of 2004 increased 7% over the first quarter of 2004 and 15% over the fourth quarter of 2003.

     The following table shows our shipment volume by geographic zone in the second quarter and the first half of 2004.

                                                               THREE-MONTH      SIX-MONTH
                                                              PERIOD ENDED    PERIOD ENDED
                                                              JUNE 30, 2004   JUNE 30, 2004
                                                                 VOLUME          VOLUME
                                                              -------------   -------------
North America...............................................        41%             41%
Europe......................................................        30%             30%
Asia-Pacific/Middle East....................................        23%             23%
Latin America...............................................         6%              6%
                                                                   ---             ---
Total.......................................................       100%            100%
                                                                   ===             ===

     Shipment volume patterns vary in different geographic zones. The following table shows the changes in shipment volume by geographic zone in the second quarter and the first six months of 2004.

                                                        THREE-MONTH            SIX-MONTH
                                                          PERIODS            PERIODS ENDED
                                                    ENDED JUNE 30, 2004      JUNE 30, 2004
                                                     VS. JUNE 30, 2003     VS. JUNE 30, 2003
                                                         % CHANGE              % CHANGE
                                                    -------------------   -------------------
North America.....................................           9%                    6%
Europe............................................          12%                    4%
Asia-Pacific/Middle East..........................          23%                   16%
Latin America.....................................          (2%)                  (3%)
Total.............................................          12%                    7%

     Overall, higher shipment volume in the second quarter of 2004 compared to the same period in 2003 partially was due to market recovery for finished lubricants. The shipment volume increase in North America for both periods primarily resulted from increases in our driveline and industrial additives product lines due to market share gains as well as market recovery. Higher shipment volume in Europe in the second quarter primarily was due to increases in our engine additives product lines due to lost marine diesel business that occurred after the first quarter of 2003, which subsequently was regained late in the first quarter of 2004. In addition, we experienced some business gains in our industrial additives product lines. The shipment volume increase in Asia-Pacific for both periods primarily was due to economic recovery, market share gains in China and favorable timing of orders. The decrease in Latin America was associated with the loss of a major international customer that we previously disclosed in 2003.

     Lubrizol Additives implemented a price increase in March 2004 for products sourced from North America plants and in the second quarter 2004 for products sourced from Asia-Pacific and Latin America. We announced a second price increase in June 2004, which was effective beginning in mid-June for products sourced from North America and Europe billed in U.S. dollar currency and beginning in mid-July for products sourced from Latin America. We will also begin implementing previously announced price increases in August for products sourced from Asia-Pacific. The announced price increases were in response to raw material cost increases and continuing high prices for natural gas used for utilities in our plants.

     Segment gross profit is defined as sales less cost of sales, which include material cost and all manufacturing expenses. The 13% increase in segment gross profit in the second quarter of 2004 and the 8% increase in the first six months of 2004, compared with the same periods in 2003, primarily was due to higher revenues partially offset by higher average raw material cost and manufacturing expenses. In the second quarter of 2004, average material cost increased 7% and manufacturing expenses increased 6%, compared to the second quarter of 2003. In the first six months of 2004, average material cost increased 8% and manufacturing expenses increased 10%, compared to the first six months of 2003. The increase in manufacturing expenses for both periods primarily was due to higher throughput, higher incentive compensation expense and unfavorable currency effect.

     The gross profit percentage for the segment was 27.6% for the second quarter of 2004 compared with 28.1% for the second quarter of 2003, and 26.9% for the first six months of 2004 compared with 27.8% in the first six months of 2003. The decrease primarily was due to higher average raw material cost.

     Selling, technical, administrative and research, or STAR, expenses increased $3.3 million, or 5% for the second quarter of 2004, compared with the second quarter of 2003, primarily due to higher incentive compensation expense and currency effects. STAR expenses increased $1.1 million, or 1% in the first six months of 2004, compared with the same period in 2003 due to higher incentive compensation expense and currency effects, partially offset by a $1.3 million decrease in technical expenses, primarily due to lower outside testing expenses as a result of higher utilization of our internal testing facilities.

     Segment operating income (revenues less expenses attributable to the product lines aggregated within each segment) increased 24% for the second quarter of 2004 and increased 19% for the first six months of

2004, compared with the same periods in 2003, due to higher gross profit that was partially offset by higher expenses.

  SPECIALTY CHEMICALS SEGMENT

     Revenues increased 225% in the second quarter of 2004 and 140% in the first six months of 2004 compared with the same periods in 2003, primarily due to the 2004 acquisitions of Noveon International and the hyperdispersants business and the 2003 acquisition of the personal care specialty ingredients business. Excluding acquisitions, revenues increased 11% in the second quarter of 2004 compared to the same period in 2003, due to 5% higher shipment volumes, 2% favorable currency impact and 3% stronger price and product mix. Excluding acquisitions, segment revenues increased 14% in the first six months of 2004 compared to the same period in the prior year primarily due to 8% higher volume, 3% favorable currency impact and 3% stronger price and product mix. The higher priced product mix for both the second quarter 2004 and the first six months of 2004 primarily occurred in our consumer specialties product line.

     The following table shows our shipment volume by geographic zone in the second quarter and the first half of 2004.

                                                               THREE-MONTH      SIX-MONTH
                                                              PERIOD ENDED    PERIOD ENDED
                                                              JUNE 30, 2004   JUNE 30, 2004
                                                                 VOLUME          VOLUME
                                                              -------------   -------------
North America...............................................        74%             75%
Europe......................................................        16%             16%
Asia-Pacific/Middle East....................................         7%              6%
Latin America...............................................         3%              3%
                                                                   ---             ---
Total.......................................................       100%            100%
                                                                   ===             ===

     Shipment volume patterns vary in different geographic zones. The following table shows the changes in shipment volume by geographic zone in the second quarter and the first six months of 2004, compared with the corresponding periods in 2003.

                                                                                EXCLUDING
                                                                              ACQUISITIONS
                                                              2004 VS. 2003   2004 VS. 2003
                                                                % CHANGE        % CHANGE
                                                              -------------   -------------
Three-Month Period Ended June 30:
  North America.............................................       114%             3%
  Europe....................................................       161%            10%
  Asia-Pacific/Middle East..................................       342%             4%
  Latin America.............................................        76%            26%
  Total.....................................................       126%             5%
Six-Month Period Ended June 30:
  North America.............................................        66%             7%
  Europe....................................................        92%             9%
  Asia-Pacific/Middle East..................................       268%            35%
  Latin America.............................................        40%            14%
  Total.....................................................        74%             8%

     Excluding acquisitions, the shipment volume increase in North America for both periods primarily was due to market share gains and growth in the fermentation industry in our consumer specialties product line. This product line also benefited for the first six months of 2004 from the extension of the 2003 sugar beet season. Additionally, the second quarter 2004 shipment volume was higher due to improvements in the mining sector. The increase in Europe for both periods was due to the impact of an improving European economy and market share gains in our performance coatings product line. The increase in Asia-Pacific/ Middle East for both periods was due to higher shipment volume in our performance coatings product line as approvals we have obtained in the United States and Europe are being transferred by our customers to Asia. The first six-month comparison in this region also benefited from market share gains in our consumer specialties product line.

     The increase in Latin America for both periods primarily was due to new business and market share gains in our consumer specialties product line.

     Segment gross profit increased 225% (2% excluding acquisitions) in the second quarter of 2004 and 138% (5% excluding acquisitions) in the first half of 2004 compared with the same periods in 2003. Excluding acquisitions, the increase in segment gross profit for both periods was due to increased revenues as a result of higher shipment volume and higher price and product mix partially offset by higher raw material costs. The increase in segment gross profit for the first six months of 2004 compared to the same period in 2003 partially was also offset by higher manufacturing expenses. The gross profit percentage for this segment was 23.6% in the second quarter of 2004 and 24.4% in the first half of 2004 compared with 23.6% and 24.6% in the respective periods in 2003. Excluding acquisitions, the gross profit percentage was 21.7% in the first quarter of 2004 and 22.5% in the first six months of 2004. The decrease in gross profit percentage for both periods was due to higher raw material costs that partially were offset by higher product price and mix. We began implementing price increases during the first quarter of 2004 in the range of 3% to 5% in response to the rising raw material costs.

     STAR expenses increased $19.5 million, or 143%, for the second quarter of 2004 and increased $22.8 million, or 83%, for the first six months of 2004 compared with the same periods in 2003, primarily due to acquisitions.

     Segment operating income increased in the second quarter and first six months of 2004 compared with the same periods in 2003, primarily due to the impact of acquisitions.

2003 COMPARED WITH 2002

     We had record consolidated revenues for 2003. However, income per share before cumulative effect of a change in accounting principle declined 28% in 2003 to $1.76 per share from $2.45 per share in 2002. The primary operating drivers of the lower earnings were lower shipment volume and higher raw material costs and manufacturing expenses, which more than offset higher selling price/mix, favorable currency exchange rate movements, a lower effective tax rate and acquisitions that were accretive to earnings. In addition, a restructuring charge reduced 2003 earnings by $0.29 per share.

                              Analysis of Revenues
                             ----------------------

                                                                                     EXCLUDING
                                                                                   ACQUISITIONS
                                                                                  ---------------
                                                                  $        %        $        %
                                            2002       2003     CHANGE   CHANGE   CHANGE   CHANGE
                                          --------   --------   ------   ------   ------   ------
                                                           (DOLLARS IN MILLIONS)
Net sales...............................  $1,980.3   $2,049.1   $68.8       3%    $25.8       1%
Royalties and other revenues............       3.6        3.0    (0.6)    (15%)    (0.6)    (17%)
                                          --------   --------   -----             -----
Total revenues..........................  $1,983.9   $2,052.1   $68.2       3%    $25.2       1%
                                          ========   ========   =====             =====

     In 2003, the increase in consolidated revenues was due to a 9% increase in average selling price, partially offset by a 6% decline in shipment volume.

     Changes in our shipment volume vary by geographic area. The following table shows our 2003 shipment volume by geographic zone as well as the changes compared with 2002.

                               Analysis of Volume
                              --------------------

                                                                                   EXCLUDING
                                                               2003               ACQUISITIONS
                                                              VOLUME   % CHANGE     % CHANGE
                                                              ------   --------   ------------
North America...............................................    45%       (5%)         (9%)
Europe......................................................    28%       (8%)         (8%)
Asia-Pacific/Middle East....................................    20%       (5%)         (5%)
Latin America...............................................     7%       (2%)         (2%)
                                                               ---
Total.......................................................   100%       (6%)         (8%)
                                                               ===

     Excluding acquisitions, approximately half of the decline in shipment volume was due to the loss of a portion of the business associated with a major international customer and 16% of the decline was due to a shift in our viscosity modifier product line from liquids to higher-value concentrated solid form. All geographic zones were affected by the loss of business with this customer and the viscosity modifier shift, though the effects were mostly seen in North America and Europe. In addition, weak worldwide demand for lubricants negatively impacted volume for the year. We believe that the economic and political conditions within certain countries of the Asia-Pacific/Middle East region contributed to the volume decline in this zone. See the "Segment Analysis" section for additional explanations of shipment volume changes by business segment and geographic zone in 2003 compared with 2002.

     The 9% increase in average selling price was due to a 5% increase in the combination of price and product mix and 4% favorable currency effects. We combine the impact of price and product mix, as frequent product changes in our lubricant additives segment have made it difficult to distinguish between the two components. Sequentially, the fourth quarter 2003 average selling price was 3% higher than the third quarter of 2003, due to favorable currency effects, and 6% higher than the first quarter of 2003, due to favorable currency effects and price increases implemented in the first half of the year. In February 2004, we announced an additional price increase in the lubricant additives segment.

                         Analysis of Costs and Expenses
                        --------------------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                 ---------------
                                                                 $        %        $        %
                                           2002       2003     CHANGE   CHANGE   CHANGE   CHANGE
                                         --------   --------   ------   ------   ------   ------
                                                          (DOLLARS IN MILLIONS)
Cost of sales..........................  $1,416.3   $1,507.8   $ 91.5      6%    $61.7       4%
Selling and administrative expenses....     196.9      202.9      6.0      3%      2.2       1%
Research, testing and development
  expenses.............................     168.3      167.0     (1.3)    (1%)    (2.9)     (2%)
Restructuring charge...................         -       22.5     22.5      *      22.5       *
                                         --------   --------   ------            -----
  Total costs and expenses.............  $1,781.5   $1,900.2   $118.7      7%    $83.5       5%
                                         ========   ========   ======            =====

---------------

* Calculation not meaningful

     Cost of sales increased due to higher average raw material cost and higher manufacturing expenses, partially offset by lower shipment volume. Average raw material cost increased 9% in 2003 compared with 2002, primarily due to 6% higher raw material prices and, to a lesser extent, unfavorable currency effects. Raw material prices started to increase in the second half of 2002 and continued to increase in the first and third quarters of 2003. Sequentially, the fourth quarter 2003 average raw material cost increased 2% compared with the third quarter and 7% compared with the first quarter, primarily due to higher raw material prices driven by higher prices of crude oil and natural gas and unfavorable currency effects.

     Manufacturing expenses, which are included in cost of sales, increased 14% (12% excluding acquisitions) in 2003 compared with 2002. The increase was due to unfavorable currency effects, acquisitions, higher utility expenses and higher salary and benefit expenses, partially offset by a reduction in variable pay expense. In addition, total manufacturing expenses in 2003 included a $2.6 million reclassification of expenses at certain subsidiaries of our specialty chemicals segment that were charged in 2002 to selling and administrative expenses or material costs.

     Cost of sales in 2003 also included approximately $3.4 million in manufacturing expenses to cover costs associated with two fires that occurred during the second quarter of 2003. In April 2003, an after-working-hours fire destroyed a metalworking additive blending facility we leased in Detroit. There were no injuries, nor any damage to a nearby warehouse where we stored finished goods. We were able to supply customers from this warehouse and have permanently shifted production to our Painesville, Ohio plant.

     In April 2003, a fire associated with a maintenance shutdown occurred in a dispersant production unit at our plant in Le Havre, France. Again, there were no injuries and we were able to continue to supply customers from other facilities.

     Excluding currency effects, acquisitions and the cost associated with the fires, consolidated manufacturing expense increased 5% over 2002.

     Gross profit (net sales less cost of sales) decreased $22.7 million, or 4% ($35.8 million, or 6%, excluding acquisitions), in 2003 compared with 2002. Our gross profit percentage (gross profit divided by net sales) decreased to 26.4% in 2003 compared with 28.5% in 2002. Excluding the impact of acquisitions, our gross profit percentage was 26.3% in 2003. These decreases primarily were due to lower shipment volume, higher average raw material cost and higher manufacturing expenses, partially offset by higher average selling price and favorable net currency effects.

     The selling and administrative expenses increase, excluding acquisitions, was due to higher salary and benefit expenses and unfavorable currency effects, partially offset by lower variable pay expense and the reclassification to manufacturing expense of approximately $1.1 million of specialty chemicals segment costs that were classified as selling and administrative expenses in 2002.

     The timing and amount of research, testing and development expenses (technology expenses) are affected by lubricant additives segment product standards, which change periodically to meet new emissions, efficiency, durability and other performance factors as engine and transmission designs are improved by OEMs. The decrease in technology expenses was due to lower testing activity at outside laboratories and a reduction in our variable pay expense, partially offset by unfavorable currency effects and higher salary and benefit expenses. In addition, technology expenses in 2003 included a write-down of $1.1 million related to a former technical facility in Japan that we sold during the third quarter of 2003. During 2003, approximately 82% of our technology cost was incurred in company-owned facilities and 18% was incurred at third-party testing facilities, compared with 78% and 22%, respectively, in 2002. In 2003, we completed a development program for GF-4, the United States passenger car motor oil technical standard that is scheduled for commercial introduction in 2004. We do not expect a major shift by our customers to GF-4 before the fourth quarter of 2004.

     In 2003, we recorded a restructuring charge of $22.5 million, or $.29 per share, related to the separation of approximately 250 employees in the United States, Europe and India, comprising 5% of our worldwide workforce. The components of the restructuring charge are shown in the table below:

                     Components of the Restructuring Charge
                   ------------------------------------------

                                                              U.S.    EUROPE   INDIA   TOTAL
                                                              -----   ------   -----   -----
                                                                  (DOLLARS IN MILLIONS)
Employee severance..........................................  $11.2    $4.6    $1.5    $17.3
Asset impairments...........................................      -     3.3       -      3.3
Other*......................................................    1.6      .3       -      1.9
                                                              -----    ----    ----    -----
Total restructuring charge..................................  $12.8    $8.2    $1.5    $22.5
                                                              =====    ====    ====    =====

---------------

* Other costs primarily include outplacement costs.

     In November 2003, we announced workforce reductions of approximately 150 employees primarily at our headquarters in Wickliffe, Ohio, at our Deer Park and Bayport, Texas manufacturing facilities and at our Hazelwood, England technical facility. This resulted in a restructuring charge primarily for employee severance costs in both the United States and England. The workforce reductions were completed prior to the end of 2003. The charge for Europe also included costs associated with the restructuring program announced in February 2003, for our Bromborough, England intermediate production and blending facility. We have eliminated some capacity at this facility and substantially completed workforce reductions of 45 positions. An asset impairment charge of $3.3 million was recorded at Bromborough for production units taken out of service. The charge for Europe also included some severance-related costs for the closing of a sales office in Scandinavia. The charge for India pertains to a voluntary separation program of approximately 55 employees at our joint venture in India.

     The 2003 restructuring programs were undertaken to achieve a more competitive cost structure, primarily within the lubricant additives segment, and to help mitigate cost pressures from higher energy, pension, health care and insurance expenses. Annual savings are projected to be approximately $20.0 million, of which approximately $5.0 million were realized in 2003.

     Excluding the effects of currency and acquisitions, we estimate 2004 operating expenses, which consist of manufacturing, selling, administrative and technology expenses, will be approximately the same as 2003.

                     Analysis of Other Items and Net Income
                   ------------------------------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                 ---------------
                                                                 $        %        $        %
                                              2002     2003    CHANGE   CHANGE   CHANGE   CHANGE
                                             ------   ------   ------   ------   ------   ------
                                                            (DOLLARS IN MILLIONS)
Other expense -- net.......................  $ (5.4)  $ (1.6)  $ 3.8       *     $ 4.5       *
Interest expense -- net....................   (16.6)   (21.3)   (4.7)      *      (4.7)      *
Income before income taxes and cumulative
  effect of change in accounting
  principle................................   180.4    129.1   (51.3)    (28%)   (58.5)    (32%)
Provision for income taxes.................    54.1     38.3   (15.8)    (29%)   (17.9)    (33%)
Income before cumulative effect of change
  in accounting principle..................   126.3     90.8   (35.5)    (28%)   (40.6)    (32%)
Cumulative effect of change in accounting
  principle................................    (7.8)       -     7.8       *       7.8       *
Net income.................................  $118.5   $ 90.8   $(27.7)   (23%)   $(32.8)   (28%)

---------------

* Calculation not meaningful

     The favorable change in other income (expense) primarily was due to increased currency exchange translation gains.

     Interest income decreased $2.9 million in 2003 compared with 2002 as a result of lower interest rates. Interest expense increased $1.8 million in 2003 compared with 2002, due to the absence of the interest rate swap agreements that we utilized in 2002. In 2002, we had swap agreements that reduced interest expense by approximately $4.2 million ($3.1 million impact from outstanding swap and $1.1 million amortization of deferred gain). We terminated the interest rate swap agreements in 2002 and recorded an unrecognized gain, which is being amortized as a reduction of interest expense through December 1, 2008. Amortization of the unrealized gain reduced interest expense in 2003 by approximately $2.7 million.

     During 2003, the United States dollar weakened against most currencies, especially the euro. We believe the change in currency exchange rates in 2003, as compared with 2002 exchange rates, had a favorable effect on 2003 net income.

     We had an effective tax rate of 29.7% in 2003 as compared with 30.0% in 2002. The 2003 effective tax rate was lower than the United States federal and state statutory rate of 35%, primarily due to significant nontaxable translation gains at foreign subsidiaries utilizing a United States dollar functional currency. The low effective tax rate in 2002 was due primarily to a non-recurring United States tax benefit resulting from the charitable contribution of technology, partially offset by nontaxable translation losses.

     As a result of the factors described above, income per share before the cumulative effect of a change in accounting principle was $1.76 in 2003 compared with $2.45 in 2002. The restructuring charge reduced earnings in 2003 by $0.29 per share.

     During the first half of 2002, we completed the impairment analysis required for SFAS No. 142, "Goodwill and Other Intangible Assets," which we adopted on January 1, 2002. There was no impairment in the specialty chemicals segment; however, for the lubricant additives segment, we recorded an impairment of $7.8 million. The charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. There was no tax benefit associated with this charge.

     After adjustment for the cumulative effect of a change in accounting principle from the implementation of SFAS No. 142 in 2002, net income per share was $1.76 in 2003 compared with $2.30 for 2002.

2002 COMPARED WITH 2001

     We achieved higher revenues in 2002, primarily due to higher shipment volume resulting from the consolidation of Lubrizol India Private Limited and the favorable impact of acquisitions. Higher gross profit margins were realized in 2002 compared with 2001, driven by lower average raw material cost combined with lower unit manufacturing cost (manufacturing costs per metric ton sold) and ongoing volume growth. The increased margin, elimination of goodwill amortization and a lower effective tax rate, partially offset by higher STAR (selling, testing, administrative and research) expenses, resulted in increased net income in 2002 compared with 2001.

     Beginning January 1, 2002, we consolidated all of the revenues, costs, expenses, assets and liabilities of our joint venture, Lubrizol India Private Limited, with an offset for our partner's minority interest. Before 2002, we recorded our ownership in the joint venture as equity earnings, which was included in other income on the income statement. The change from equity to consolidation accounting resulted from an amendment to the joint venture agreement with our partner, Indian Oil Corporation Limited, which gave us operating control of Lubrizol India. We continue to own 50% of the voting shares. This change had no effect on our net income, but it did affect the line item comparisons for the income statement, the balance sheet and the statement of cash flows.

                              Analysis of Revenues
                             ----------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                   & LZ INDIA
                                                                                 ---------------
                                                                 $        %        $        %
                                           2001       2002     CHANGE   CHANGE   CHANGE   CHANGE
                                         --------   --------   ------   ------   ------   ------
                                                          (DOLLARS IN MILLIONS)
Net sales..............................  $1,839.2   $1,980.3   $141.1      8%    $33.1       2%
Royalties and other revenues...........       5.4        3.6     (1.8)   (34%)     0.7      12%
                                         --------   --------   ------            -----
Total revenues.........................  $1,844.6   $1,983.9   $139.3      8%    $33.8       2%
                                         ========   ========   ======            =====

     The increase in 2002 revenues was due to 12% higher shipment volume, partially offset by a 4% decline in average selling price. The consolidation of Lubrizol India contributed 3% to the higher volume, acquisitions in our specialty chemicals segment added 5.5% to volume and increases in ongoing shipment levels provided the remaining 3.5% of the total shipment volume increase.

     Changes in our shipment volume vary by geographic area. The following table shows our 2002 shipment volume by geographic zone as well as the changes compared with 2001.

                               Analysis of Volume
                              --------------------

                                                                                   EXCLUDING
                                                                                  ACQUISITIONS
                                                                                   & LZ INDIA
                                                               2002               ------------
                                                              VOLUME   % CHANGE     % CHANGE
                                                              ------   --------   ------------
North America...............................................    45%       20%           7%
Europe......................................................    29%        6%           6%
Asia-Pacific/Middle East....................................    20%        9%          (6%)
Latin America...............................................     6%       (3%)         (3%)
                                                               ---
Total.......................................................   100%       12%         3.5%
                                                               ===

     The increases in North America and Europe were due to acquisitions and the strengthening of our business with major lubricant additives customer accounts for engine oils and specialty driveline additives, along with the strengthening of our lubricant additives markets, including coatings and inks and metalworking. The decrease in Asia-Pacific volume, excluding the consolidation of Lubrizol India, primarily was the result of business lost in Japan in mid-2001 and the weak business environment and competitive intensity in Asia. Latin America, our smallest zone, experienced volume declines as the result of economic conditions, timing of orders and some business losses after the first quarter of 2001 due to price increases.

     The decrease in average selling price in 2002 compared with 2001 was due to the combination of lower prices and product mix changes. Currency had a negligible effect on average selling price for the year. Approximately half of the decline in average selling price was the result of the Chemron acquisition made in April 2002, due to its lower-priced product mix.

     The decrease in royalties and other revenues in 2002 compared with 2001 primarily was due to the consolidation of Lubrizol India, effective January 1, 2002, as royalties from India were eliminated when reporting consolidated results.

                         Analysis of Costs and Expenses
                        --------------------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                   & LZ INDIA
                                                                                 ---------------
                                                                 $        %        $        %
                                           2001       2002     CHANGE   CHANGE   CHANGE   CHANGE
                                         --------   --------   ------   ------   ------   ------
                                                          (DOLLARS IN MILLIONS)
Cost of sales..........................  $1,335.5   $1,416.3   $ 80.8      6%    $(4.3)     0%
Selling and administrative expenses....     177.4      196.9     19.5     11%     15.0      8%
Research, testing and development
  expenses.............................     158.5      168.3      9.8      6%      8.9      6%
                                         --------   --------   ------            -----
Total costs and expenses...............  $1,671.4   $1,781.5   $110.1      7%    $19.6      1%
                                         ========   ========   ======            =====

     The 2002 increase in cost of sales was due to higher shipment levels and higher manufacturing expenses, partially offset by a decline in average raw material cost. Average raw material cost decreased 6% in 2002 compared with 2001, due to both lower raw material prices and product mix changes.

     Although average raw material cost decreased in 2002 compared with 2001 on an annual basis, raw material prices started to increase in the second half of 2002. Sequentially in 2002, average raw material cost increased 1% in the third quarter compared with the second quarter, and 4% in the fourth quarter compared with the third quarter, due to the combination of higher raw material prices and higher-cost product mix. There were five price increases in base oil, our highest-volume raw material, between the end of April 2002 and the middle of October 2002, along with increases in other raw material prices. To recover the rapidly rising raw material prices that were affecting our business, we implemented an additive price increase in our lubricant additives segment in December 2002 for the North America zone and in January 2003 for the rest of the world.

     Manufacturing expenses, which are included in cost of sales, increased 9% (2% excluding acquisitions and the consolidation of Lubrizol India), in 2002 compared with 2001. The increase in manufacturing expenses was due to higher volume and higher compensation costs, consisting of variable pay and salary and employee benefit expenses, partially offset by lower utility expenses. Even though total manufacturing expenses increased, unit manufacturing cost was down 3% in 2002 compared with the prior year, primarily due to higher throughput and productivity improvements.

     Gross profit (net sales less cost of sales) increased $60.3 million, or 12% ($37.4 million, or 7%, excluding acquisitions and the consolidation of Lubrizol India), in 2002 compared with 2001. The increase primarily was the result of higher volume and lower raw material costs, partially offset by higher manufacturing expenses and lower selling prices. Our gross profit percentage (gross profit divided by net sales) increased to 28.5% in 2002 compared with 27.4% in 2001, due to the reasons explained previously. Excluding the impact of the consolidation of Lubrizol India and acquisitions, our gross profit percentage was 28.9% in 2002.

     The 2002 increase in selling and administrative expenses, excluding acquisitions, primarily was due to higher compensation costs for existing businesses and incremental staffing and other costs associated with our strategy to expand into new markets. In addition, we recorded a $2.0 million charge for a contract claim related to an employee offsite personal injury.

     The 2002 increase in research, testing and development expenses primarily was a result of four engine oil programs. The first program pertained to the United States passenger car motor oil technical standard, GF-4, which is slated for commercial introduction at the end of 2004. The second program pertained to the European program for reduced emission targets for both diesel and passenger car applications (Euro IV). Commercial introduction was originally anticipated for 2005, when Euro IV becomes mandatory. However, plans to offer road tax incentives in Europe pushed commercial introduction to mid-2003. This resulted in increased technology and commercial product development expense in the fourth quarter of 2002 that had not been anticipated. The third program pertained to the introduction in early 2003 of new European passenger car standards, which significantly increased performance requirements. The change in the baseline performance required by OEMs for their specifications resulted in the redevelopment of several products. The fourth program pertained to the current United States diesel engine oil specification, PC-9, which was formally introduced in the third quarter of 2002.

                     Analysis of Other Items and Net Income
                   ------------------------------------------

                                                                                    EXCLUDING
                                                                                  ACQUISITIONS
                                                                                 ---------------
                                                                 $        %        $        %
                                              2001     2002    CHANGE   CHANGE   CHANGE   CHANGE
                                             ------   ------   ------   ------   ------   ------
                                                            (DOLLARS IN MILLIONS)
Other expense -- net.......................  $(15.1)  $ (5.4)  $ 9.7       *     $12.3       *
Interest expense -- net....................   (18.3)   (16.6)    1.7       *       1.5       *
Income before income taxes and cumulative
  effect of change in accounting
  principle................................   139.9    180.4    40.5      29%     28.0      20%
Provision for income taxes.................    45.8     54.1     8.3      18%     (1.0)     (2%)
Income before cumulative effect of change
  in accounting principle..................    94.1    126.3    32.2      34%     29.0      31%
Cumulative effect of change in accounting
  principle................................       -     (7.8)   (7.8)      *      (7.8)      *
Net income.................................  $ 94.1   $118.5   $24.4      26%    $21.2      23%

---------------

* Calculation not meaningful

     Beginning in 2002, the other income (expense) line item no longer included amortization of goodwill, due to a change in accounting standards, or equity income from Lubrizol India. Goodwill amortization expense was approximately $11.0 million in 2001. Equity income for Lubrizol India was $2.9 million in 2001. The remaining variance primarily was due to lower currency exchange translation losses.

     Interest income was about even in 2002 compared with 2001. Interest expense decreased $1.6 million in 2002 compared with 2001, partially due to lower interest rates. In addition, we terminated our interest rate swap agreements, which had converted the fixed interest rate on $100.0 million of 5.875% debentures to a variable rate. In terminating the swaps, we received cash of $18.1 million and recorded a $17.3 million unrealized gain, which is being amortized as a reduction of interest expense through December 1, 2008, the due date of the underlying debt. Amortization of the unrealized gain reduced interest expense in 2002 by $1.1 million.

     During 2002, the United States dollar weakened against most currencies, especially the euro and the yen, and we believe the change in currency exchange rates had a slightly favorable effect on net income as compared with the impact during 2001.

     We had an effective tax rate of 30.0% in 2002, compared with 32.7% for 2001, which increased 2002 earnings by $.09 per share. The lower effective tax rate in 2002 was primarily due to the United States tax benefit resulting from a charitable contribution of technology made in 2002 that did not occur in 2001, along with the elimination of goodwill amortization pursuant to the new accounting standard.

     As a result of the factors described above, income per share before the cumulative effect of a change in accounting principle was $2.45 in 2002 compared with $1.84 in 2001. After adjusting net income for the cumulative effect of a change in accounting principle due to the implementation of SFAS No. 142, net income per share was $2.30 in 2002 compared with $1.84 for 2001.

SEGMENT ANALYSIS

                          Operating Results by Segment
                        -------------------------------

                                                           2001       2002       2003
                                                         --------   --------   --------
                                                             (DOLLARS IN MILLIONS)
Revenues:
  Lubricant additives..................................  $1,726.7   $1,798.2   $1,796.7
  Specialty chemicals..................................     117.9      185.7      255.4
                                                         --------   --------   --------
     Total.............................................  $1,844.6   $1,983.9   $2,052.1
                                                         ========   ========   ========
Gross profit:
  Lubricant additives..................................  $  470.1   $  515.0   $  481.2
  Specialty chemicals..................................      33.7       49.0       60.1
                                                         --------   --------   --------
     Total.............................................  $  503.8   $  564.0   $  541.3
                                                         ========   ========   ========
Segment operating income (loss):
  Lubricant additives..................................  $  205.1   $  235.2   $  201.5
  Specialty chemicals..................................     (11.3)       0.4        0.9
                                                         --------   --------   --------
     Total.............................................  $  193.8   $  235.6   $  202.4
                                                         ========   ========   ========

  LUBRICANT ADDITIVES SEGMENT

     Segment revenues decreased $1.5 million in 2003 compared with 2002 due to an 8% decrease in shipment volume partially offset by a 7% increase in average selling price. The increase in average selling price in 2003 primarily was due to favorable currency effects of 4.5% and the remainder was due to higher prices and favorable product mix.

     Lubricant additives implemented a price increase in December 2002 for North America and in January 2003 for the rest of the world. A second price increase that was structured as a surcharge was implemented in late March 2003 for North America and in late April for Asia and Latin America as well as for select products in Europe. This surcharge was designed to address the continuing rise in raw material prices and natural gas-fired utility costs that had occurred since the last price increase in the fourth quarter of 2002. In February 2004, we announced an additional price increase, effective March 2004, for products sourced from North America and effective April 2004, for products sourced from Latin America, in response to recent increases in the prices of raw materials and energy.

     The following table shows the changes in shipment volume by geographic zone in 2003 compared with 2002:

                      Analysis of Volume -- 2003 vs. 2002
                     --------------------------------------

                                                               % CHANGE
                                                              -----------
North America...............................................      (11)%
Europe......................................................       (9)%
Asia-Pacific/Middle East....................................       (6)%
Latin America...............................................       (2)%
Total.......................................................       (8)%

     Approximately half of the total shipment volume decline in 2003 was due to business losses associated with a major international customer. Lower unit sales of viscosity modifiers products in 2003 also contributed to the decline, principally caused by a shift from liquid polymers to solid polymers. Generally, solids are one-tenth the volume of liquids. Excluding this shift in our viscosity modifier product line, total shipment volume decreased 7% in 2003. The shift had no impact on gross profit dollars. All geographic zones were affected by the loss of business with this customer and the viscosity modifier shift, though the effects were mostly seen in North America and Europe. The declines in North America for 2003 also were due to the conversion of some products in our specialty driveline product line to more concentrated formulations. In addition, weak worldwide demand for lubricants contributed to the declines in the North America and Europe zones in 2003. The decrease in Asia-Pacific/Middle East volume primarily was due to the weak business environment stemming from economic and political conditions in some parts of this region.

     Segment gross profit (net sales less cost of sales) decreased $33.8 million, or 7%, in 2003 compared with 2002. The decrease primarily was due to lower shipment volume, higher average raw material cost and higher manufacturing expenses, partially offset by higher average selling price and favorable net currency effects. For these reasons, the gross profit percentage for this segment decreased to 26.8% in 2003, compared with 28.7% in 2002.

     Direct selling, testing, administrative and research (STAR) expense decreased $2.9 million, or 1%, in 2003 compared with 2002, primarily due to lower technical spending at outside test laboratories. Segment operating income (revenues less expenses attributable to the product lines included within each segment) decreased $33.7 million, or 14%, in 2003 compared with 2002 as a result of lower gross profit and lower equity earnings from our joint venture in Saudi Arabia, partially offset by lower technology expenses.

     In 2002, segment revenues increased $71.5 million, or 4%, compared with 2001, with 6% higher shipment volume. Excluding the impact of the consolidation of Lubrizol India, revenues increased $20.9 million, or 1%, due to a 3% increase in ongoing shipment volume, partially offset by a 2% decrease in average selling price. The combination of lower prices and product mix effects reduced average selling price by 3%, but partially was offset by slightly favorable currency effects, due to the weakening of the dollar against the euro and the yen.

     The following table shows the changes in shipment volume by geographic zone in 2002 compared with 2001:

                      Analysis of Volume -- 2002 vs. 2001
                     --------------------------------------

                                                                        EXCLUDING LZ INDIA
                                                           % CHANGE          % CHANGE
                                                          -----------   ------------------
North America...........................................       7%                7%
Europe..................................................       6%                6%
Asia-Pacific/Middle East................................       9%               (6)%
Latin America...........................................      (5)%              (5)%
Total...................................................       6%                3%

     The 2002 shipment volume increases in North America and Europe primarily were due to the strengthening of our engine additives product line and, to a lesser extent, our specialty driveline product line. In North America, this increase was with major international accounts, while in Europe it was across our customer base. Excluding Lubrizol India, the decline in Asia-Pacific volume primarily was as a result of lost engine oil business in Japan in mid-2001 and the weak business environment and competitive intensity in Asia. Latin America, our smallest zone, experienced volume declines as the result of economic conditions, timing of orders and some business losses after the first quarter of 2001 due to price increases.

     Segment gross profit increased $44.9 million, or 10%, in 2002 compared with 2001. Excluding the impact of the consolidation of Lubrizol India, gross profit increased by $31.8 million, or 7%. The increase was due to 3% higher shipment volume and lower average raw material cost, partially offset by increased manufacturing expenses and lower average selling price. The gross profit percentage for this segment was 28.7% in 2002 compared with 27.3% in 2001.

     STAR expenses increased $20.4 million, or 8%, in 2002 compared with 2001, primarily due to higher technical expense and marketing expenses. Amortization expenses decreased by $7.8 million in 2002 compared with 2001, as 2002 expense no longer included the amortization of goodwill due to a change in accounting standards.

     Segment operating income increased $30.1 million, or 15%, in 2002 compared with 2001. Excluding the impact of the consolidation of Lubrizol India, segment operating income increased $22.5 million. The increase primarily was due to higher gross profit and lower amortization expense, partially offset by higher direct technology and marketing expenses.

  SPECIALTY CHEMICALS SEGMENT

     Segment revenues for specialty chemicals increased $69.7 million, or 38% ($26.7 million, or 14%, excluding acquisitions), in 2003 compared with 2002. The acquisition-related increase primarily was due to the 2002 acquisitions of Dock Resins Corporation and Chemron Corporation and the 2003 acquisition of a personal care ingredients business. The 2003 increase in segment revenues, excluding acquisitions, was due to a 9% increase in shipment volume along with 4% favorable currency impact and 1% stronger price and product mix.

     The following table shows the changes in shipment volume by geographic zone in 2003 compared with 2002:

                      Analysis of Volume -- 2003 vs. 2002

                                                                     EXCLUDING ACQUISITIONS
                                                        % CHANGE            % CHANGE
                                                       -----------   ----------------------
North America........................................      36%                  7%
Europe...............................................      16%                 14%
Asia-Pacific/Middle East.............................      31%                 26%
Latin America........................................      16%                 16%
Total................................................      31%                  9%

     The 2003 shipment volume increase in North America primarily was due to the 2002 acquisitions of Chemron and Dock Resins and the 2003 acquisition of a personal care ingredients business. Excluding acquisitions, the increase in North America in 2003 was due to market share gains in our consumer specialties product line along with increases in our performance coatings product line from the introduction of new products. The increase in Europe in 2003 was primarily due to market share gains and new applications in our specialty monomers products. The increase in 2003 for the Asia-Pacific/Middle East zone was spread across many product lines and is due to an increasing focus in this region leading to new business in most of our businesses. The increase in Latin America in 2003 was due to a shift from North America to Latin America of our specialty emulsifiers products with some of our existing customers, along with some business gains of our coatings and inks, defoamer and specialty monomers products.

     Segment gross profit increased $11.1 million, or 23% (decreased $2.0 million, or 4%, excluding acquisitions), in 2003 compared with 2002. Excluding acquisitions, the decrease in segment gross profit in 2003 was due to higher manufacturing expenses and average raw material cost partially offset by higher shipment volume and higher average selling price due to favorable currency effects. The increase in manufacturing expenses was due to higher shipment volume, $2.4 million in expenses associated with the integration of a multi-purpose chemical production facility in Spartanburg, South Carolina that was purchased in the second quarter of 2003, and higher manufacturing overhead to some specialty chemicals products produced at lubricant additives facilities as a result of unusually low lubricant additives volumes in 2003. The gross profit percentage for this segment was 23.6% in 2003, compared with 26.4% in 2002. The decrease in the gross profit percentage in 2003 was due to higher raw material costs and increased manufacturing expenses.

     Specialty chemical segment operating income increased $0.5 million, or 125% (decreased $6.7 million excluding acquisitions), in 2003 compared with 2002. Excluding acquisitions, the decrease primarily was due to lower gross profit, higher direct technology and selling expenses and higher amortization expenses of intangibles that resulted from acquisitions.

     In 2002, segment revenues increased $67.7 million, or 57% ($12.9 million, or 11%, excluding acquisitions), compared with 2001. The acquisitions-related increase primarily was due to the acquisitions of Chemron and Kabo Unlimited, Inc. The 2002 increase in segment revenues, excluding acquisitions, was due to a 15% increase in shipment volume as a result of strengthening markets compared with 2001, partially offset by a 4% decrease in average selling price.

     The following table shows the changes in shipment volume by geographic zone in 2002 compared with 2001:

                      Analysis of Volume -- 2002 vs. 2001

                                                                     EXCLUDING ACQUISITIONS
                                                        % CHANGE            % CHANGE
                                                       -----------   ----------------------
North America........................................      218%                14%
Europe...............................................        2%                 2%
Asia-Pacific/Middle East.............................      242%               242%
Latin America........................................       19%                19%
Total................................................      123%                15%

     The increase in North America shipment volume primarily was due to the acquisitions of Chemron and Kabo. Excluding acquisitions, the ongoing volume growth in North America was due to strengthening markets, particularly in our performance coatings product line, as well as the introduction of new products and some business gains in this area. The increase in the Asia-Pacific zone primarily was due to new business gains across all of our businesses. The increase in the Latin America zone was due to market share gains for our coatings and inks and specialty emulsifiers products.

     Segment gross profit increased $15.3 million, or 45%, in 2002 compared with 2001. Excluding acquisitions, gross profit increased $5.5 million, or 16%. The increases primarily were due to higher shipment volume and lower average raw material cost. The gross profit percentage for this segment was 26.4% in 2002, compared with 28.6% in 2001. The decrease in the gross profit percentage primarily was due to the impact of the Chemron acquisition, due to its lower-priced product mix.

     Segment operating income in 2002 was $0.4 million compared with a segment operating loss of $11.3 million in 2001. The increase was due to higher gross profit, the impact of acquisitions and the accounting change for goodwill amortization. The elimination of goodwill amortization, effective January 1, 2002, benefited this segment by approximately $2.1 million in 2002.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

     Return on average shareholders' equity was 10% in 2003, 14% in 2002 and 12% in 2001 (10%, 15% and 12%, respectively, excluding the cumulative effect of the change in accounting principle in 2002). The return on average shareholders' equity is calculated as current year net income divided by the average of year-end shareholders' equity for the current and prior year. The restructuring charge in 2003 lowered the return on average shareholders' equity by approximately 200 basis points.

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

     The following table summarizes our financial performance indicators of liquidity:

              Selected Measures of Liquidity and Capital Resources
            -------------------------------------------------------

                                                               DECEMBER 31,     JUNE 30,
                                                              ---------------   ---------
                                                               2002     2003      2004
                                                              ------   ------   ---------
Cash and short-term investments (millions of dollars).......  $266.4   $258.7   $   227.3
Working capital (millions of dollars).......................  $602.0   $638.4   $(1,123.5)
Current ratio...............................................     3.0      3.1         0.6
Debt as a % of capitalization...............................    31.6%    29.0%       71.0%
Average number of days sales in accounts receivable.........    52.7     54.1        53.4
Average number of days sales in inventory...................    80.6     89.4        88.0

     The following table summarizes the major components of cash flow:

                             Summary of Cash Flows
                           -------------------------

                                                                                  SIX-MONTH
                                                                                PERIODS ENDED
                                                  YEARS ENDED DECEMBER 31,         JUNE 30,
                                                 --------------------------   ------------------
                                                  2001     2002      2003      2003      2004
                                                 ------   -------   -------   ------   ---------
                                                              (DOLLARS IN MILLIONS)
Cash provided from/(used for):
  Operating activities.........................  $195.8   $ 244.9   $ 194.8   $ 44.5   $    96.2
  Investing activities.........................   (81.6)   (148.5)   (155.9)   (36.5)   (1,002.9)
  Financing activities.........................   (68.7)    (30.4)    (59.5)   (29.0)      868.9
Effect of exchange-rate changes on cash........    (2.4)     11.4      12.9      4.5         6.4
                                                 ------   -------   -------   ------   ---------
Net increase/(decrease) in cash and short-term
  investments..................................  $ 43.1   $  77.4   $  (7.7)  $(16.5)  $   (31.4)
                                                 ======   =======   =======   ======   =========

  OPERATING ACTIVITIES

     The increase in cash provided from operating activities in the first six months of 2004 compared with the same period in the prior year primarily was due to an increase in earnings after adjusting for non-cash items, specifically the $35.0 million write-off of acquired IPR&D projects from the Noveon International acquisition. We also had a working capital build-up in accounts receivable, which used cash of $77.0 million. Our receivables increased by $265.1 million from the prior year-end, primarily due to the Noveon International and hyperdispersants acquisitions. Days sales in receivables averaged 53.4 days in the first six months of 2004, which approximates our target for 2004 of 53.5 days. Days sales in inventory averaged 88.0 days for the first six months of 2004 compared with our 2004 target of 90 days.

     Cash provided from operating activities in 2003 decreased $50.1 million, or 20%, compared with 2002. The decrease primarily was due to lower earnings and an unfavorable change in working capital items of $9.0 million in 2003 compared with a favorable change of $13.9 million in working capital items in 2002. Lower receivable and inventory levels partially offset the increase in the other working capital items, when currency effects and acquisitions are considered.

     We manage our levels of inventories and accounts receivable on the basis of average days sales in inventory and average days sales in receivables. Our target for days sales in inventory is established with the goal of minimizing our investment in inventories while at the same time ensuring adequate supply for our customers. Our 2003 target for days sales in inventory was 87.0 days. The actual 2003 average days sales in inventory of 89.4 exceeded our target because we built strategic stock in mid-year to secure supplies of certain key materials and because shipment volume was lower than anticipated, especially in the third quarter of 2003. The actual 2002 average days sales in inventory of 80.6 days was below the 2002 target level of 85.0 days because of strong demand and high plant utilization in 2002. Our target for days sales in accounts receivable is established primarily as a function of the average credit terms offered to our customers. Our average days sales in receivables of 54.1 days was approximately equal to our target of 53.5 days in 2003.

     We reduced accounts payable and accrued liabilities by $26.8 million in 2003 compared with a buildup of $2.6 million in 2002, due to lower variable pay accrual and the timing of procurement and payment to vendors. We have not changed our payment terms to suppliers.

  INVESTING ACTIVITIES

     Our capital expenditures in the first six months of 2004 were $42.2 million, as compared with $36.8 million for the same period in 2003. In 2004, we estimate capital expenditures will be in the range of $135.0 million to $140.0 million, compared with $88.5 million in 2003. The 2004 estimate includes approximately $40.0 million for the newly acquired Noveon International business.

     Our capital expenditures in 2003 were $88.5 million compared with $65.3 and $66.3 million in 2002 and 2001, respectively. We manage our capital investments at the authorization level and the expenditures occur over the period required to complete the individual projects. We authorized projects totaling $105.4 million in 2003, $97.2 million in 2002 and $87.8 million in 2001. Significant capital expenditures in 2003 included the purchase and integration of a multipurpose chemical production facility in Spartanburg, South Carolina, for $5.2 million, a number of projects at our Deer Park, Texas facility and expanded production capabilities at our joint venture in China. In 2004, we are budgeting our capital investment authorizations at approximately $95.0 million, which approximates our estimated annual depreciation expense. We also estimate capital expenditures will approximate $95.0 million in 2004.

     In June 2004, we completed the Noveon International acquisition for cash of $920.2 million plus transaction costs of $10.5 million less certain seller expenses of $32.9 million and less cash acquired of $103.0 million.

     In January 2004, we completed the acquisition of the hyperdispersants business of Avecia for cash totaling $133.0 million. This additives business is headquartered in Blackley, United Kingdom, and develops, manufactures and markets high-value additives that are based on polymeric dispersion technology and used in coatings and inks. These products enrich and strengthen color while reducing production costs and solvent emissions, and are marketed under the brand names Solsperse(R), Solplus(R) and Solthix(R). Historical annual revenues of this business are approximately $50.0 million. We funded the acquisition through E43.0 million borrowings ($55.0 million equivalent) under a 364-day credit facility, $5.0 million in yen borrowings and the remainder in cash. At December 31, 2003, we had a foreign currency forward contract of $125.0 million in order to fix the U.S. dollar price for this acquisition. In the first quarter of 2004, we recorded a pre-tax gain of $6.4 million ($0.08 per share) upon the termination of this foreign currency forward contract.

     In 2003, we completed two acquisitions in the specialty chemicals segment for cash totaling $68.6 million. In September 2003, we acquired a personal care ingredients business from Amerchol Corporation, a subsidiary of The Dow Chemical Company. Products from this business are utilized in a wide variety of end-use applications, including skin care and hair conditioners. Products include methyl glucoside derivatives, lanolin derivatives and Promulgen(TM) personal care ingredients. Historical annual revenues of this acquisition approximate $30.0 million. In July 2003, we purchased silicone product lines from BASF with historical annual revenues of approximately $6.0 million, which expanded our foam control additives business to approximately $40.0 million in annual revenues. Silicones are used in the manufacture of sealants, caulks and waterproofing products.

     In 2002, we completed four acquisitions in the specialty chemicals segment for cash of $86.7 million. In the first quarter, we purchased Kabo, which specializes in the development, manufacture and sale of antifoam and defoaming agents to the food, fermentation, mining and wastewater industries. Kabo's product lines expanded our defoamer business. In the second quarter, we purchased Chemron, which formulates, produces and supplies specialty surfactants used in personal care products, industrial cleaners and a wide range of other consumer and industrial products. The acquisition extended our existing surfactants business into growth markets where we previously had not competed. In October 2002, we acquired Dock Resins, which develops, manufactures and sells proprietary polymers including acrylic, methacrylic, alkyd and polyester resins to customers in the paint and coatings, printing ink, laminating, adhesives and sealants and grease markets. In October, we also acquired Brose Chemical Company, which has product lines that complement our integrated defoamer business that are now manufactured in our Kabo foam control facility. Annual 2002 revenues from these acquisitions in the aggregate were approximately $85.0 million.

  FINANCING ACTIVITIES

     The increase in cash provided from financing activities of $868.9 million in the first six months of 2004 was due to borrowings of $1,797.0 million under our $2,450.0 million 364-day temporary bridge facility, the proceeds of which were used to fund the Noveon International acquisition and repay assumed Noveon International debt of $1,103.1 million.

     Cash used in financing activities increased in 2003 primarily because cash provided in financing activities in 2002 included proceeds of $18.1 million from the termination of the interest rate swaps that did not recur in 2003. The remainder of the increase was due to a net decrease in borrowings of $6.8 million and a $4.0 million reduction of cash received from exercise of stock options.

     During the first half of 2001, we repurchased approximately 1.0 million common shares for $30.0 million pursuant to our share repurchase program. We suspended this program indefinitely in the second quarter of 2001 in order to hold our financial resources for acquisitions.

  CAPITALIZATION AND CREDIT FACILITIES

     Our total debt to capitalization ratio at June 30, 2004 was 71.0%. Capitalization is shareholders' equity plus total debt.

     After the announcement of the Noveon International acquisition, our long-term debt and commercial paper credit ratings were downgraded. The credit rating change eliminated our access to the commercial paper market. As a result, we repaid our outstanding commercial paper and we terminated our existing floating-to-fixed rate interest rate swaps with a notional value of $50.0 million effective April 29, 2004. The termination of the swaps resulted in a $2.9 million dollar pre-tax charge that was recognized in the second quarter of 2004. In addition, we called and repaid the outstanding $18.4 million marine terminal refunding revenue bonds, at par, in the second quarter of 2004.

     Our ratio of current assets to current liabilities, excluding $1,797.1 million short-term debt that we expect to refinance, declined from 3.1 at December 31, 2003 to 1.9 at June 30, 2004, because of the Noveon International and hyperdispersants acquisitions.

     At June 30, 2004, we had a $350.0 million revolving credit facility that matures in July 2006, which allows us to borrow at or below the U.S. prime rate. As of June 30, 2004, we had outstanding borrowings under this agreement of $75.0 million, the proceeds of which were used to fund the repayment of previously outstanding commercial paper and marine terminal bonds, and liabilities associated with the termination of various floating-to-fixed interest rate swaps.

     In May 2004, we obtained a 364-day credit facility of $2,450.0 million for the purpose of financing the Noveon International acquisition. This temporary bridge facility enables us to borrow at or below the U.S. prime rate. In June 2004, we borrowed $1,797.0 million under this facility to finance initially the Noveon International acquisition and repay a portion of the assumed Noveon International debt. In addition, in July 2004 we borrowed an additional $175.0 million under this facility to repay the outstanding notes also assumed as part of the Noveon International acquisition.

     Concurrently with this offering, we plan to implement a permanent capital structure that will replace the temporary bridge facility. We expect the long-term financing to include approximately $426.2 million in new common equity and $1,150.0 million aggregate principal amount of senior unsecured debt securities, with the remainder being financed through bank term loans. When this permanent capital structure is in place, we estimate that our total debt to capitalization will be approximately 60%. We have amended our existing credit facility previously discussed to change the consolidated debt to consolidated EBITDA ratio (as defined in the existing credit facility) from 3.25:1 to 5.75:1 until our permanent capital structure is in place.

     In January 2004, we obtained a separate revolving credit facility that enabled us to borrow up to E50.0 million for the purpose of financing European acquisitions. We borrowed E43.0 million under this facility in January 2004. This amount was repaid in June 2004 and the credit facility has been terminated.

     We entered into a new credit agreement on August 24, 2004 pursuant to which we and our designated subsidiaries may borrow up to $500.0 million under a five-year unsecured revolving credit facility and $575.0 million under an unsecured amortizing term note. Each of our wholly owned direct and indirect domestic subsidiaries will unconditionally guarantee all of our obligations under the credit agreement. We will not make any draws on the revolving credit facility or the term note until the effective date of the facility, which is expected to occur concurrently with the closing of this offering. We expect to borrow the full amount under the term note on the closing date of this offering, as described above. We do not expect to borrow under the revolving credit facility at that time.

  CONTRACTUAL CASH OBLIGATIONS

     The following table shows our contractual cash obligations (in millions) under debt agreements, leases, non-cancelable purchase commitments and other long-term liabilities at June 30, 2004. Additional information on debt can be found in Note 5 to our consolidated financial statements for the year ended December 31, 2003.

                                                            PAYMENTS DUE BY PERIOD
                                               -------------------------------------------------
                                                          REMAINDER    2005 &    2007 &   2009 &
                                                TOTAL      OF 2004      2006      2008    AFTER
                                               --------   ---------   --------   ------   ------
Total debt...................................  $2,380.3    $191.1     $1,876.8   $212.4   $100.0
Operating leases.............................      76.3      19.4         26.3     13.4     17.2
Non-cancelable purchase commitments..........     252.7     143.2         60.3     46.2      3.0
Other long-term liabilities..................      41.6       2.2         15.0      7.7     16.7
                                               --------    ------     --------   ------   ------
Total contractual cash obligations...........  $2,750.9    $355.9     $1,978.4   $279.7   $136.9
                                               ========    ======     ========   ======   ======

     Non-cancelable purchase commitments primarily include raw materials purchased under take or pay contracts, drumming, warehousing and service contracts, terminal agreements and toll processing arrangements. Other long-term liabilities disclosed in the table represent long-term liabilities reported in our consolidated balance sheet at June 30, 2004, under "other noncurrent liabilities," excluding pension, postretirement and other non-contractual liabilities. Total debt includes both the current and long-term portion of debt as reported in Note 5 to our consolidated financial statements for the year ended December 31, 2003. While we intend to refinance the temporary bridge facility in 2004, the temporary bridge facility is not due and payable until May 2005.

     We expect to make employer contributions for pension benefits in 2004 consisting of $10.5 million to the United States qualified plans including Noveon International, $2.5 million to the United States non-qualified plan and a range of $5.0 million to $6.0 million for the United Kingdom plan. In addition, we expect non-pension postretirement benefit payments in the United States to be approximately $4.2 million in 2004.

     We had $2,380.3 million of debt outstanding at June 30, 2004, most of which originated from our acquisition of Noveon International, including bridge loan financing of $1,797.0 million, which is due in May 2005. As a result, our total debt as a percent of capitalization has increased from 29% at December 31, 2003 to 71% at June 30, 2004. We will also incur increased interest expense. We intend to implement a permanent capital structure in the near-term that will replace the temporary bridge facility and reduce our interest cost.

We expect the permanent capital structure will include approximately $426.2 million in new common equity. Our debt level will require us to dedicate a significant portion of our cash flow to make interest and principal payments, thereby reducing the availability of our cash flow for acquisitions or other purposes. Nevertheless, we believe our future operating cash flows will be sufficient to cover our debt repayments and other obligations and that we have untapped borrowing capacity that can provide us with additional financial resources.

CRITICAL ACCOUNTING POLICIES

     The determination and application of our accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not allow a selection among alternatives, but involve an implementation and interpretation of existing rules and the use of judgment to the specific set of circumstances existing in our business. We believe the proper implementation and consistent application of the accounting pronouncements are critical. However, not all situations are specifically addressed in the accounting rules and we use our best judgment to adopt a policy for accounting for those situations not addressed. We accomplish this by analyzing similar situations and the accounting guidance governing them, and often consult with our independent auditors about the appropriate interpretation and application of these policies.

     Accounting policies for which our subjective judgment is particularly important include estimating valuation reserves and contingencies, determining the net periodic pension cost and postretirement benefit cost and accounting for business combinations, goodwill impairment and debt issuance costs. To the extent actual experience differs from our assumptions and estimates, we may have to increase or decrease these reserves and contingencies and earnings could be affected.

  ACCOUNTING FOR RESERVES AND CONTINGENCIES

     Our accounting policies for reserves and contingencies cover a wide variety of business activities, including reserves for potentially uncollectible receivables, slow-moving or obsolete inventory, legal and environmental exposures, and tax exposures. We accrue these reserves when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. We review these estimates quarterly based on currently available information. Actual results may differ from our estimates and our estimates may be revised upward or downward, depending upon the outcome or changed expectations based on the facts surrounding each exposure. We discuss annually with the audit committee of our board of directors our reserves and contingencies, as well as our policies and processes for evaluating them.

  DETERMINATION OF NET PERIODIC PENSION COST

     Each year we review with our actuaries the actuarial assumptions used in the determination of United States net periodic pension cost, as prescribed by SFAS No. 87, "Employers Accounting for Pensions." The determination of net periodic pension cost is based upon a number of actuarial assumptions, including the expected return on plan assets, the discount rate for determining the funded status, and the rate of compensation increase. We also annually review our international pension plan assumptions by country with the applicable plan actuary and appropriately adjust the assumptions. Additionally, the assumptions for each of our pension plans are reviewed with the audit committee of our board of directors. Our net periodic pension cost for all pension plans was $14.1 million in 2003, $8.4 million in 2002 and $6.2 million in 2001. In 2003, our United States pension expense represented approximately 60% of the consolidated total pension expense.

     Our assumption for the expected return on plan assets is based upon our long-term experience and return targets for specific investment classes. During 2003, we maintained our assumption for the United States plans of 9% because we believe that it represents a reasonable return that can be achieved over the long term using our current asset allocation. We did not substantially change our investment philosophy or investment mix of the asset portfolio in the United States plans. For the Lubrizol plans at December 31, 2003, a change in the rate of return of 100 basis points would have the following effects on the net periodic pension cost:

 Increase (Decrease) in Net Periodic Pension Cost from Change in Rate of Return
--------------------------------------------------------------------------------

                                                                 100 BASIS POINT
                                                              ---------------------
                                                              INCREASE    DECREASE
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
United States pension plans.................................    $(2.0)      $2.0
International pension plans.................................     (1.2)       1.2
                                                                -----       ----
All pension plans...........................................    $(3.2)      $3.2
                                                                =====       ====

     The selection of a discount rate for pension plans is required to determine future pension obligations and represents our estimate of the available cost in the market place of settling all pension obligations through annuity purchases. We determine the discount rate based upon current market indicators, including rates of return on AA-rated corporate bonds or on long-term United States Treasury obligations. We lowered the 2003 discount rate assumption for our United States pension plans to 6.25% from 6.75% used in 2002. On a worldwide basis, the 2003 weighted average discount rate was lowered to 5.88% from 6.34% used in 2002. For the Lubrizol plans at December 31, 2003, a change in the discount rate of 100 basis points would have the following effects on the periodic pension cost:

 Increase (Decrease) in Net Periodic Pension Cost from Change in Discount Rate
--------------------------------------------------------------------------------

                                                                 100 BASIS POINT
                                                              ---------------------
                                                              INCREASE    DECREASE
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
United States pension plans.................................    $(2.1)      $4.3
International pension plans.................................     (2.2)       2.5
                                                                -----       ----
All pension plans...........................................    $(4.3)      $6.8
                                                                =====       ====

     The value of our United States plan assets increased in 2003 and the value of the assets exceeds the accumulated benefit obligation liability by approximately $19.0 million at the end of the year. The higher investment returns in 2003 have increased the funded level of our United States plans. The accumulated benefit obligation for all pension plans worldwide exceeds the value of plan assets by approximately $23.0 million.

     Changes in pension plan assumptions for the Lubrizol plans are expected to increase pension expense for all pension plans worldwide in 2004 by approximately $6.0 to $7.0 million, which will not have a significant impact on our financial condition or results of operations. The increase in the pension expense is due primarily to the decline in the discount rate, the addition of approximately $1.0 million of unrecognized loss amortization in 2004, market returns and other factors.

  DETERMINATION OF POSTRETIREMENT BENEFIT COST

     Annually we review with our actuaries the key economic assumptions used in calculating postretirement benefit cost as prescribed by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Postretirement benefits include health care and life insurance plans. The determination of postretirement benefit cost is based upon a number of actuarial assumptions, including the discount rate for determining the accumulated postretirement benefit obligation, the assumed health care cost trend rates and ultimate health care trend rate. The same discount rate selected for the pension plan generally is used for calculating the postretirement benefit obligation. Net non-pension postretirement benefit cost was $5.6 million in 2003, $4.7 million in 2002 and $3.9 million in 2001. Our United States non-pension postretirement benefit cost in 2003 approximated 92% of the total non-pension postretirement benefit cost.

     For the Lubrizol plans at December 31, 2003, a change in the discount rate of 100 basis points would have the following effects on the postretirement benefit cost:

Increase (Decrease) in Postretirement Benefit Cost from Change in Discount Rate
--------------------------------------------------------------------------------

                                                                 100 BASIS POINT
                                                              ---------------------
                                                              INCREASE    DECREASE
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
United States postretirement plans..........................    $(1.4)      $1.7
International postretirement plans..........................        -        0.1
                                                                -----       ----
All postretirement plans....................................    $(1.4)      $1.8
                                                                =====       ====

     For the Lubrizol plans at December 31, 2003, a change in the assumed health care cost trend rate of 100 basis points would have the following effects on the postretirement benefit cost:

Increase (Decrease) in Postretirement Benefit Cost from Change in Assumed Health
                              Care Cost Trend Rate

                                                                 100 BASIS POINT
                                                              ---------------------
                                                              INCREASE    DECREASE
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
United States postretirement plans..........................    $1.6        $(1.2)
International postretirement plans..........................       -         (0.1)
                                                                ----        -----
All postretirement plans....................................    $1.6        $(1.3)
                                                                ====        =====

  ACCOUNTING FOR BUSINESS COMBINATIONS

     During the past several years, we have completed a number of business combination transactions. We accounted for our past combinations using the purchase method of accounting, which is the only method allowed under SFAS No. 141, "Business Combinations." The accounting for business combinations is complicated and involves the use of significant judgment. Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given including direct acquisition costs, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values and the purchase price is allocated to the assets and liabilities based upon these fair values. Generally, the acquisition price exceeds the fair value of the tangible assets acquired and the various intangible assets also acquired must be valued. Determining the fair values of the assets and liabilities acquired involves the use of judgment, since some of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows. Since these estimates involve the use of significant judgment, they can change as new information becomes available. During 2003, we used an outside appraiser for our largest acquisition, Amerchol products, to assist in the allocation of the purchase price to intangible assets and goodwill. The appraiser used the income approach to value the intangibles, in which the value is developed on the basis of capitalization of net earnings that would be generated for a specific stream of income attributed to an asset or group of assets. The value of the intangibles identified by the appraiser for the Amerchol products acquisition was $17.9 million and goodwill was determined to be $36.1 million. Amortization of the Amerchol intangible assets will result in annual amortization expense of approximately $0.8 million.

     On June 3, 2004, we acquired Noveon International. Various assets acquired and liabilities assumed, primarily working capital accounts, of Noveon International have been recorded at estimated fair values as determined by us based on the information currently available. Appraisals of long-lived assets and identifiable intangible assets, including an evaluation of in-process research and development projects, are currently underway and will be completed at various times within the next twelve months. In addition, the valuations of our projected pension and other post-employment benefit obligations are also in process and estimates have been reflected in the preliminary allocation of purchase price. Such amounts are subject to adjustment based on the completion of the valuations and appraisals. Accordingly, the preliminary purchase price allocation is subject to revision.

     The purchase price of Noveon International includes the estimated fair value of research and development projects totaling $35.0 million that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. As a result, this amount was immediately expensed in the consolidated statement of income in the second quarter of 2004.

  ACCOUNTING FOR GOODWILL IMPAIRMENT

     We expect acquisitions to play an important role in our future growth strategy and accordingly expect the accounting required under SFAS No. 142, "Goodwill and Other Intangible Assets," to be important to the fair presentation of our financial condition and results of operations. SFAS No. 142 requires goodwill to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of earnings and cash flow, which are based upon our strategic plans. A discounted cash flow model is used to determine the fair value of each reporting unit. The integrity of the model was reviewed by an outside independent appraiser during 2002 and found to be appropriate. No impairment of goodwill was identified in the annual impairment test completed in 2003.

  ACCOUNTING FOR DEBT ISSUANCE COSTS

     Costs incurred with the issuance of debt and credit facilities are capitalized and amortized over the life of the associated debt using the effective interest method of amortization. In June 2004, we financed the Noveon International acquisition with a temporary bridge facility. Fees associated with the temporary bridge facility were capitalized and are being amortized over the bridge financing period. A total of $11.2 million was incurred in temporary bridge facility fees in June 2004 and these fees are being expensed ratably through September 2004 when a long-term financing arrangement is expected to be completed.

  NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which became effective for us on January 1, 2002. Intangibles resulting from business acquisitions, including purchased technology, land use rights, non-compete agreements, distributor networks, trademarks and patents, are amortized on a straight-line method over periods ranging from 5 to 40 years. Under SFAS No. 142, goodwill and other intangibles determined to have indefinite lives are no longer amortized, but are tested for impairment at least annually. We have elected to perform our annual tests for potential impairment of goodwill and indefinite life intangibles as of October 1 of each year. We had goodwill amortization expense of approximately $11.0 million in 2001. As part of the annual impairment test required under SFAS No. 142, the useful lives of the non-amortized trademarks are reviewed to determine if the indefinite status remains appropriate. After considering the expected use of the trademarks and reviewing any legal, regulatory, contractual, obsolescence, demand, competitive or other economic factors that could limit the useful lives of the trademarks, in accordance with SFAS No. 142, we determined that the trademarks had indefinite lives.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which became effective for us on January 1, 2003. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be "held and used," provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sales (i.e. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." We adopted SFAS No. 144 effective January 1, 2002. Upon adoption, this statement had no impact on our consolidated financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We adopted this statement effective January 1, 2003. The adoption of this statement had no impact on our consolidated financial position or results of operations.

     In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 00-21, or Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Issue 00-21 provides guidance on how to account for arrangements that involve delivery or performance of multiple products, services and/or rights to use assets. The adoption of Issue 00-21 in 2003 had no impact on our consolidated financial position or results of operations.

     In December 2002, the FASB issued Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires the disclosure of any guarantees beginning December 31, 2002, and the recognition of a liability for any guarantees entered into or modified after that date.

     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance on how to identify a variable interest entity and determine when the assets, liabilities, non-controlling interests and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. In December 2003, the FASB issued a revision to FIN 46 (FIN
46R), which provided additional guidance on the definition of a variable interest entity and delayed the effective date until the first reporting period ending after March 15, 2004, except for special-purpose entities, which must be accounted for under FIN 46 or FIN 46R no later than the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on our consolidated financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement had no impact on our consolidated financial position or results of operations.

     As of July 1, 2003, we adopted the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," including the deferral of certain effective dates as a result of the provisions of FASB Staff Position SFAS No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain

Mandatorily Redeemable Noncontrolling Interests Under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." We do not currently utilize these types of financial instruments and the adoption of this statement had no impact on our consolidated financial position or results of operation.

     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act was enacted, which introduced a Medicare prescription drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit at least actuarially equivalent to the Medicare benefit. In accordance with the FASB Staff Position SFAS No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," we have elected to defer recognition of the effects of the new Medicare Act. The accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect the provisions of the Medicare Act. We estimate the annual cash flows from the federal subsidy to be in the range of $0.6 million to $0.8 million, beginning in 2006. We have not yet determined the income statement effect.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We operate manufacturing and blending facilities, laboratories and offices around the world and utilize fixed and variable rate debt to finance our global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainties, import and export limitations, and market risks related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to our foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

     In the normal course of business, we use derivative financial instruments including interest rate and commodity hedges and forward foreign currency exchange contracts to manage our market risks. Our objective in managing our exposure to changes in interest rates is to limit the impact of such changes on our earnings and cash flow. Our objective in managing the exposure to changes in foreign currency exchange rates is to reduce volatility on our earnings and cash flow associated with such changes. Our principal currency exposures are the euro, the pound sterling, the Japanese yen and certain Latin American currencies. Our objective in managing our exposure to changes in commodity prices is to reduce the volatility on earnings of utility expense. We do not hold derivatives for trading purposes.

     We measure our market risk related to our holdings of financial instruments based on changes in interest rates, foreign currency rates and commodity prices utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair value, cash flow and earnings based on a hypothetical 10% change (increase and decrease) in interest, currency exchange rates and commodity prices. We use current market rates on our debt and derivative portfolios to perform the sensitivity analysis. Certain items such as lease contracts, insurance contracts and obligations for pension and other postretirement benefits are not included in the analysis.

     Our primary interest rate exposures relate to our cash and short-term investments, fixed and variable rate debt and interest rate swaps. The calculation of potential loss in fair value is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flow and income before tax is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% increase in interest rates would have had a favorable impact and a hypothetical 10% decrease in interest rates would have had an unfavorable impact on fair values of $53.0 million and cash flows of $38.8 million in 2004. In addition, a hypothetical 10% increase in interest rates would have had an unfavorable impact and a hypothetical 10% decrease in interest would have had a favorable impact on income before tax of $3.1 million in 2004.

     Our primary currency rate exposures are to foreign-denominated debt, intercompany debt, cash and short-term investments and forward foreign currency exchange contracts. The calculation of potential loss in fair value is based on an immediate change in the United States dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% increase in currency exchange rates would have had an unfavorable impact and a hypothetical 10% decrease in currency exchange rates would have had a favorable impact on fair values of $15.3 million, cash flows of $31.6 million and income before tax of $12.7 million in 2003.

     Our primary commodity hedge exposures relate to natural gas and electric utility expenses. The calculation of potential loss in fair value is based on an immediate change in the United States dollar equivalent balances of our commodity exposures due to a 10% shift in the underlying commodity prices. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in commodity prices. A hypothetical 10% increase in commodity prices would have had a favorable impact and a hypothetical 10% decrease in commodity prices would have had an unfavorable impact on fair value of $0.3 million, cash flow of $0.3 million, and income before tax of $0.3 million in 2003.

                                    BUSINESS

OVERVIEW

     We are a leading global producer and marketer of technologically advanced chemicals and specialty materials for the transportation, consumer and industrial markets. Our business is founded on technological leadership. Innovation provides opportunities for us in growth markets as well as advantages over our competitors. From a base of approximately 3,000 patents, we use our product development and formulation expertise to sustain our leading market positions and fuel our future growth. We create additives, ingredients, resins and compounds that enhance the performance, quality and value of our customers' products, while minimizing their environmental impact. Our products are used in a broad range of applications, and are sold into stable markets such as those for engine oils, specialty driveline lubricants and metalworking fluids, as well as higher growth markets such as personal care and pharmaceutical products and performance coatings and inks. Our specialty materials products are also used in a variety of industries, including the telecommunications, construction, footwear and automotive industries.

     We are an industry leader in many of the markets in which our product lines compete. We hold the #1 global position in the lubricant additives market. We also produce products with well recognized brand names, such as Anglamol(R) (gear oil additives), Carbopol(R) (acrylic thickeners for personal care products), Estane(R) (thermoplastic polyurethane), Hycar(R) (water-borne acrylic emulsions for performance coatings) and TempRite(R) (chlorinated polyvinyl chloride resins and compounds used in plumbing systems).

     We are geographically diverse, with an extensive global manufacturing, supply chain, technical and commercial infrastructure. We operate facilities in 26 countries, comprised of production facilities in 22 countries, laboratories in six countries and offices in 25 countries, in key regions around the world. After giving effect to the recent acquisition of Noveon International, for the six months ended June 30, 2004, we derived approximately 51% of our pro forma consolidated net sales from North America, 27% from Europe, 17% from the Asia/Pacific region and the Middle East and 5% from Latin America. We sell our products in more than 100 countries and believe that our customers recognize and value our ability to provide customized, high quality, cost-effective performance formulations and solutions worldwide. We also believe our customers value our global supply chain capabilities.

     Our pro forma consolidated results for the year ended December 31, 2003 included net revenues of $3,182.2 million, net income of $52.5 million and EBITDA of $433.6 million. Our pro forma consolidated results for the six months ended June 30, 2004 included net revenues of $1,837.8 million, net income of $79.9 million and EBITDA of $292.7 million, compared with net revenues of $1,596.4 million, net income of $29.0 million and EBITDA of $234.8 million for the six months ended June 30, 2003. See "Unaudited Pro Forma Consolidated Financial Information" beginning on page S-26. We have generated consistently strong cash flow from our diverse product lines, leading market positions, disciplined capital expenditure programs and working capital management. We believe our strong cash flow will enable us to maintain our leading market positions and to invest in targeted growth strategies while continuing to reduce indebtedness.

     Following our acquisition of Noveon International, we reorganized our business into two business units and reporting segments: the lubricant additives segment, also referred to as Lubrizol Additives, and the specialty chemicals segment, also referred to as Noveon. The Lubrizol Additives segment is comprised of our previous business in fluid technologies for transportation, advanced fluid systems, emulsified products and the former industrial additives product group of our previous business in fluid technologies for industry. The Noveon segment is comprised of the product lines of Noveon International and the former performance chemicals product group of fluid technologies for industry.

OUR COMPETITIVE STRENGTHS

     TECHNOLOGY LEADERSHIP. We pioneered the development of lubricant additives over 75 years ago and continue to maintain technology leadership in the industry today. Our extensive knowledge of surface-active chemistry is the primary technology platform from which we drive innovation and new product development in lubricant and fuel additives, as well as additives for coatings and ingredients for personal care products.

We believe that our expertise is critical to meeting our customers' needs, sustaining our competitive advantages and capitalizing on growth opportunities. Excluding acquisitions, in each of the past five years, approximately 40% of sales were from products introduced within the previous five years. The acquisition of Noveon International has further complemented and enhanced our technological capabilities. We both share a strong foundation in polymer chemistry. All our dispersants, which are our highest volume class of additives, are polymers, as are most of our rheology control agents. Our dispersant technology protects the surfaces of equipment by suspending contaminant particles in fluids, and our rheology chemistry modifies the viscosity, or flow characteristics, of a fluid. Noveon International's expertise in polymer chemistry led to the invention of Carbopol(R), the world's leading acrylic thickener. We employ more than 100 PhDs in our state-of-the-art laboratories in North America, Europe and Asia, helping us to enhance our leadership in our markets. Our commitment to technology is also demonstrated by continued investment in research and development. For the year ended December 31, 2003, on a pro forma basis, we invested $211.7 million, or 6.7% of net sales, in research, testing and development activities.

     LEADING MARKET POSITIONS. We hold the #1 global position in the lubricant additives market, which includes engine oils, specialty driveline lubricants and industrial oil additives. Approximately 56% of our pro forma consolidated net sales for the year ended December 31, 2003 were generated from sales into that market. Additionally, other of our products that hold #1 or #2 global positions include Carbopol(R) acrylic thickener, Estane(R) TPU, Lanco(R) coatings surface modifiers, Solsperse(R) hyperdispersants, TempRite(R) CPVC and Hycar(R) reactive liquid polymers. These other leading products represented approximately 17% of our pro forma consolidated net sales for the year ended December 31, 2003. In each of these product lines, we have developed formulation and production advantages that have allowed us to sustain our market leadership.

     SPECIALIZED VALUE-ADDED PRODUCTS. Our products are used to enhance our customers' products. Our products generally represent a small percentage of our customers' production costs, yet are critical to end-product performance. Many of our products are developed in direct cooperation with our customers to meet their specific needs, often resulting in long-standing and loyal customer relationships. For decades we have worked with many of our lubricant additive customers on various joint technology development projects such as customized formulations for their premium product lines. In addition, many of our products are specified in the formulations of OEMs and other of our customers, resulting in significant barriers to changing suppliers. In our lubricant additives business, we work with OEMs to design customer-specific additives for use with the manufacturers' equipment. For example, we formulate complex additive packages for automatic transmission fluids with automotive and transmission OEMs to optimize the performance of the transmission. We work with coatings producers to develop paints with unique properties. Additionally, our carbomer thickeners are specified for use in personal care and pharmaceutical applications, and our FDA-approved polymers are specified for use in food-packaging applications.

     GLOBAL INFRASTRUCTURE. We develop, manufacture and sell our products around the world. Our global infrastructure enables us to fulfill promptly the procurement demands of our customers, who are increasingly demanding a comprehensive supply solution to match their global operations. Over the last 75 years, we have made significant investments in our global operations that have contributed to our market leadership position. Recently, we made investments in emerging markets such as China and India that we expect will lead to further growth opportunities in these markets. We believe our global presence moderates the effects of a single region's economic cycles and gives us an advantage over many competitors. For the six months ended June 30, 2004, 51% of our pro forma consolidated net sales were originated in North America, 27% in Europe, 17% in the Asia/Pacific region and the Middle East and 5% in Latin America.

     EXPERIENCED MANAGEMENT TEAM. Our senior management team consists of professionals with extensive experience in the specialty chemicals industry. These managers have successfully operated our business during various industry conditions and cycles and are continually focused on improving productivity, maximizing operating efficiency and optimizing the use of our capital resources. Management has demonstrated its ability to improve operating performance, reduce the cost structure and maximize long-term profitability of acquired companies.

OUR CORPORATE STRATEGY

     Our corporate strategy is balanced between sustaining our market leadership in mature markets such as lubricant additives, and expanding our leadership in higher growth markets, such as ingredients for personal care products. At the core of our corporate strategy is our intention to continue to invest in technology focused on identified market needs to create product differentiation and sustainable competitive advantages.

     STRENGTHEN TECHNOLOGY LEADERSHIP. We are committed to our internal research and development as a means to strengthen our technology leadership and to sustain and expand our product offerings. We believe technology leadership is essential to sustaining our market leadership and profitability. We believe our customers highly value our responsiveness to their needs, such as formulating products that adhere to regulatory requirements and developing customized and specialized products. For example, well in advance of its required introduction, we met a significant technical challenge in formulating our products to meet the North American passenger car motor oil standards for the 2005 model year. These standards require improved control of emissions and greater fuel economy, and we are achieving higher prices with our new formulations. We have also developed a new resin with unique adhesion properties for difficult-to-coat surfaces. This resin is the key component in a paint formulation that has been successfully commercialized by a major global coating producer.

     APPLY OUR FORMULATION EXPERTISE TO EXTEND OUR TECHNOLOGY INTO NEW APPLICATIONS. We intend to utilize our technological expertise to modify existing products continuously to broaden their usage. For example, we modified a dispersant originally used to lighten the color and improve the clarity in motor oils for use as an emulsifier providing stability in the formulation of skin creams and sunscreens. We modified another of our products, which was originally used as a motor oil detergent in the 1960s, for use in the automotive rustproofing market. Then, as the rustproofing market declined in the 1980s, we developed a modified component of this automotive undercoating for use as a "no-drip" thickener for industrial coatings. More recently, we developed a clear version of this thickener to be used for architectural coatings.

     EXPAND THE GLOBAL BREADTH OF OUR BUSINESS. We will continue to serve our existing multinational customers as they penetrate emerging markets, and will also pursue new customers in those regions. We selectively add sales, marketing and research and development personnel in targeted regions and follow with further infrastructure expansion as the markets for our customers' products develop. We are focused specifically on expanding our business in the Asia/Pacific region, in particular China. For example, in our lubricant additives business, we have a joint venture with PetroChina to serve the local market for engine oils. Additionally, we have begun to build our commercial and technical sales presence in China for our products outside of the joint venture, such as our industrial lubricant additives, coating additives, personal care ingredients and specialty materials products. Our focus on the region has generated higher sales. In the first half of 2004, our total pro forma consolidated net sales in the Asia/Pacific region increased 21% over the first half of 2003.

     PURSUE PRODUCTIVITY EFFICIENCIES. We continually seek ways to increase our productivity by pursuing operational efficiencies, reducing our fixed cost structure, rationalizing capacity and efficiently managing capital spending. For example, in lubricant additives, we implemented a program in 2003 to achieve a more competitive cost structure that resulted in annual savings of approximately $20.0 million. Excluding acquisitions, since 1996 we have reduced the number of production units by 23%, formulating components by 37% and manufacturing headcount by 29%, while shipment volume has increased by 18%. For the businesses we acquire, we look to eliminate duplicative costs and realize synergies. Within a month following the Noveon International acquisition, we announced workforce reductions that are estimated to achieve $16.0 million in annual cost savings.

     OPTIMIZE OUR BUSINESS PORTFOLIO. We will continue to make decisions on capital allocation, acquisitions and divestitures based on growth and profitability targets. Since 2000, we have completed nine acquisitions, including our acquisition of Noveon International, which expanded our business portfolio into higher growth markets. We expect to continue to improve our portfolio mix by allocating more resources to higher growth product lines and seeking to make selective, accretive acquisitions of assets and technology that focus on value-added applications and complement our current product offerings and capabilities. At the same time, we will continue to support our lubricant additives business by emphasizing market leadership, a competitive cost structure and free cash flow generation. Finally, we will divest underperforming or non-strategic businesses in order to optimize our portfolio and improve our profitability and financial flexibility. We have identified possible divestiture candidates with aggregate annual revenues of $300.0 to $500.0 million.

ACQUISITION HISTORY

     In the 1980s, growth in demand for lubricant additives slowed as innovations in engine design and improved lubricant performance extended the service intervals between required lubricant changes. We responded to this decline in the lubricant additive growth rate by expanding into new markets.

     Our initial expansion efforts focused on discovering new applications for our additive chemistry. We also began making selective acquisitions driven by our desire to gain access to new market channels as well as to higher growth, adjacent markets such as coating additives and metalworking fluids. During the 1990s and through the end of 2000, we completed 16 acquisitions. In aggregate, the annual revenues of these companies at the time of purchase totaled approximately $270.0 million. The largest was the acquisition of BP p.l.c.'s lubricant additive business, which we consolidated into our existing operations.

     In 2000, we established a vision for growth that renewed our strategy to grow our business significantly by broadening our end-market focus beyond our traditional lubricant additive markets. To measure our progress toward achieving our vision, we established aggressive revenue and profitability goals. A key element of our strategy was organic growth through continued product innovation and new formulations for new end markets.

     We also increased our efforts to make larger, profitable acquisitions. Among the areas targeted for growth through acquisitions were personal care ingredients and coating additives. These areas fit our strengths in surface-active chemistry and product innovation. We also introduced new tools and training to improve our ability to complete acquisitions successfully, including refinements to our due diligence and integration processes. Prior to the acquisition of Noveon International, we made eight other acquisitions since 2000, with aggregate annual revenues of approximately $200.0 million.

     By early 2004, we believe we had established the basis for acquiring Noveon International. We had developed significant experience evaluating and integrating acquired businesses and had expanded our presence in the personal care and coatings markets that offered potential for synergies with Noveon International.

THE NOVEON INTERNATIONAL ACQUISITION

     On June 3, 2004, we acquired Noveon International, a leading global producer and marketer of technologically advanced specialty materials and chemicals used in the industrial and consumer markets. With the acquisition of Noveon International, we have accelerated our program to attain a substantial presence in the personal care and coatings markets by adding a number of higher growth, industry-leading products under highly recognizable brand names, including Carbopol(R) and Hycar(R), to our already strong portfolio of lubricant and fuel additive products and consumer product ingredients. Additionally, Noveon International has a number of industry-leading specialty materials businesses, including TempRite(R) CPVC and Estane(R) TPU, that generate strong cash flow. We believe that the Noveon International acquisition meets the core tenets of our stated strategy to:

     - maintain technology leadership;

     - apply our formulation expertise to extend applications into new markets; and

     - expand the global breadth of our businesses.

     We expect the diversity of our combined businesses, customer base and end markets to provide greater stability for our operations, and to generate strong cash flow from operations to reduce indebtedness while also pursuing selective future growth opportunities.

     With the acquisition of Noveon International, we have broadened our customer base and have diversified the end uses for which we sell our products. Based on 2003 pro forma revenues, 45% of our pro forma revenues were from sales for vehicle and equipment maintenance, 15% from sales for industrial end uses, 15% from sales to the personal care and consumer industries, 8% from sales to the vehicle production industry, 7% from sales to the construction industry, 5% from sales to the textile industry and 5% from sales for paper, packaging and printing.

     The following chart sets forth the historical net revenues for the year ended December 31, 2003 of Lubrizol and Noveon International attributable to each of our primary product lines, including a pro forma combined total (in millions):

                                                                                           PRO
                                                                            NOVEON        FORMA
REPORTING SEGMENTS AND PRODUCT LINES                          LUBRIZOL   INTERNATIONAL   COMBINED
------------------------------------                          --------   -------------   --------
LUBRICANT ADDITIVES
  Engine additives..........................................  $1,125.6                   $1,125.6
  Specialty driveline and industrial oil additives..........     622.2                      622.2
  Services and equipment....................................      48.9                       48.9
                                                              --------                   --------
                                                               1,796.7                    1,796.7
SPECIALTY CHEMICALS
  Consumer specialties......................................     146.5     $  411.5         558.0
  Performance coatings......................................     108.9        375.5         484.4
  Specialty materials.......................................         -        343.1         343.1
                                                              --------     --------      --------
                                                                 255.4      1,130.1       1,385.5
                                                              --------     --------      --------
Total net revenues..........................................  $2,052.1     $1,130.1      $3,182.2
                                                              ========     ========      ========

     We have established a target of $40.0 million in annual cost savings from the integration of Noveon International that we expect to achieve by reducing costs of raw materials and outside services, rationalizing manufacturing operations and consolidating corporate functions, and repositioning our commercial development activities. Within a month of closing the acquisition, we announced workforce reductions that are estimated to achieve $16.0 million in annual cost savings. Longer term, we will seek to grow revenues and profits by pursuing cross-marketing opportunities, leveraging our geographical infrastructure, enhancing product development capabilities and further streamlining operations. For example, Lubrizol's stronger position in the European coatings market will be combined with Noveon International's greater share of the North American coatings market to increase the cross-marketing opportunities for our products. We expect that the integration of Noveon International will be facilitated by our companies' common roots in the greater Cleveland area.

BUSINESS SEGMENTS

     Following our acquisition of Noveon International, we reorganized our business into two business units and reporting segments: the lubricant additives segment, also referred to as Lubrizol Additives, and the specialty chemicals segment, also referred to as Noveon. The Lubrizol Additives segment is comprised of our previous business in fluid technologies for transportation, advanced fluid systems, emulsified products and the former industrial additives product group of our previous business in fluid technologies for industry. The Noveon segment is comprised of the product lines of Noveon International and the former performance chemicals product group of fluid technologies for industry. For the year ended December 31, 2003, the lubricant additives segment represented 56% and the specialty chemicals segment represented 44% of our pro forma consolidated net sales.

     The following chart summarizes the product groupings within each of our key product lines.


                            THE LUBRIZOL CORPORATION

Lubricant Additives Segment (Lubrizol Additives)

     Engine Additives
          Passenger Car Motor Oils
          Heavy-duty Diesel Engine Oils
          Marine Diesel, Small Engines, Stationery Gas Oils
          Viscosity Modifiers
          Fuel, Refinery and OilField Products

     Specialty Driveline and Industrial Oil Additives
          Automatic Transmission Fluids
          Gear Oils
          Farm Tractor Fluids
          Hydraulic Fluids
          Grease Additives
          Metalworking Fluids
          Compressor Lubricants
          Industrial Gear Oils

     Services and Equipment
          Custom Solutions
          Fluid Metering Equipment
          Diesel Oxidation Catalysts
          Diesel Particulate Filters


Specialty Chemicals Segment (Noveon)

     Consumer Specialties
          Personal Care and Pharmaceuticals
          Food and Beverage
          Polymer Additives

     Performance Coatings
          Specialty Resins and Polymers
          Coating Additives

     Specialty Materials
          TempRite(R) CPVC
          Estane(R) TPU




LUBRICANT ADDITIVES SEGMENT

     The lubricant additives segment, also referred to as Lubrizol Additives, is the leading global supplier of additives for transportation and industrial lubricants. We pioneered the development of lubricant additives over 75 years ago and continue to maintain leadership in this $5.0 billion industry today. Our customers rely on our products to reduce environmental impact and improve the performance and lifespan of critical components, such as engines, transmissions and gear drives for cars, trucks, buses, off-highway equipment, marine engines and industrial applications.

     In 2003, the Lubrizol Additives segment generated pro forma net revenues of $1,796.7 million and pro forma segment operating income of $201.5 million. For the six months ended June 30, 2004, the Lubrizol Additives segment generated pro forma net revenues of $1,013.3 million and pro forma segment operating income of $135.5 million, and for the six months ended June 30, 2003, the Lubrizol Additives segment generated pro forma net revenues of $903.2 million and pro forma segment operating income of $114.2 million. See the section of this prospectus supplement titled "Pro Forma Financial Information."

     Our products serve to increase cost-effectiveness by reducing friction and heat, resisting oxidation, minimizing deposit formation, and preventing corrosion and wear. Through our in-house research, development and testing programs, we have the capability to invent and develop a broad range of proprietary chemical components, including antioxidants, anti-wear agents, corrosion inhibitors, detergents, dispersants, friction modifiers and viscosity modifiers. We formulate proprietary additive packages by combining these different components to create unique products targeting specific customer problems. We are recognized by our customers for innovative technology, the broadest product line and high quality products. Our key components of our additive packages include:

     - antioxidants that retard oil thickening;

     - anti-wear agents that protect surfaces in metal-to-metal contact;

     - corrosion inhibitors that prevent rust;

     - detergents that prevent deposit build-up;

     - dispersants that protect equipment by suspending contaminant particles;

     - friction modifiers that control friction at surfaces;

     - polymer-based viscosity modifiers that allow lubricants to operate over broad temperature ranges; and

     - pour point depressants that control low-temperature fluid thickening.

     Our products are essential to the performance of the finished lubricant, yet represent a relatively small portion of its volume. Our products are often designed to meet specific customer requirements, creating a unique barrier to competition. For example, we work with customers to develop additive packages that perform in combination with their proprietary base oil or that meet their marketing objectives to differentiate their lubricant. Extensive testing is conducted in our world-class laboratories, global mechanical testing facilities and in the field, to determine additive performance under actual operating conditions. With this testing, we provide proof of performance, which enables our customers to label and certify the lubricant as meeting the exact performance specifications required for these products by the industry. The majority of our products are designed to meet an industry standard or specification.

     We have three primary product lines within our Lubrizol Additives segment: engine additives, specialty driveline and industrial oil additives, and services and equipment.

     ENGINE ADDITIVES. Our engine additives products hold the #1 global position for a wide range of additives for passenger car, heavy-duty diesel, marine diesel, stationary gas and small engines. We also produce fuel additives and refinery and oilfield products. Our customers, who include major global and regional oil companies, refineries and specialized lubricant producers and marketers, blend our additive products with their base oil and distribute the finished lubricant to end users via retail, commercial or vehicle OEM channels. Passenger car motor oils and diesel engine oils are more than 80% of our engine additive sales. In 2003, our engine additives products generated net sales of $1,125.6 million.

     The industry is relatively non-cyclical because it is primarily based on the maintenance of vehicles and equipment. Fundamental drivers of demand include:

     - service intervals;

     - vehicle usage including passenger car miles driven and diesel truck tonnage;

     - average age of the vehicle fleet in service; and

     - requirements for new technology based on mandates for emissions control and fuel economy.

     We estimate the annual growth rate of the engine and fuel additives industry is 0-1% worldwide. The growth rate of the market has declined in the past decade because the improved performance of lubricants and additives allowed lubricants to last longer between oil changes and innovations in engines, vehicles and vehicle components extended the service intervals between required fluid changes. Additionally, the industry has seen a wave of customer consolidation, specifically among the oil companies. The result is intensified competition among the lubricant additive suppliers. However, in 2003 and currently in 2004, the industry has been able to increase prices in response to higher raw material costs. We have traditionally been the price leader in the industry.

     The industry currently has capacity utilization rates in the 70-80% range. Historically, we believe a capacity utilization rate of 85% or greater provided good industry-wide profitability. Although there is excess capacity for some chemical components, certain components such as sulfonate and phenate detergents and aminic, phenolic and sulfurized antioxidants are near capacity. Certain raw materials for dispersants are currently capacity constrained, exceeding 90% utilization. These include polyisobutylene, maleic anhydride and polyisobutylene succinic anhydride.

     We see growth opportunities in the engine and fuel additives market based on the following factors:

     - Standard changes. The North American passenger car motor oil market is moving to a new standard, designated GF-4, which is timed for the introduction of the 2005 model-year vehicles. GF-4 is designed to allow OEMs to extend their emissions systems warranties from 100,000 to 120,000 miles. We have met this standard successfully and expect a slight price premium. Additionally, the 2007 diesel engine standard in North America will require engine manufacturers to reduce diesel emissions by 90% from current allowable levels. This standard is particularly challenging, but we believe we can meet this standard successfully with new, higher performance lubricant additives.

     - Higher demand growth in emerging markets. We believe there is an opportunity in emerging markets such as China and India. We estimate that the potential market in China will be approximately $200.0 million in five years. Through our joint venture with PetroChina, we are positioned to grow our business in this emerging market.

     - Fuel additives for alternative fuels. The increased use of alternative fuels such as biodiesel, ethanol and ediesel, has created demand for specific fuel additives. We have developed a proprietary range of fuel additive products for the bulk market and the aftermarket that improve horsepower, engine operation, engine life, and fuel economy, while also reducing emissions.

     The following is a list of representative uses for and a description of our engine additives products:

        CATEGORY                      PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
Engine Additives          Passenger car motor oils, heavy-duty    Additives that extend engine life,
                          diesel engine oils, marine diesel,      minimize emissions and enhance fuel
                          small engines, stationary gas and       economy.
                          viscosity modifiers
                          Fuel, refinery and oilfield products    Additives designed to eliminate
                          and other components                    deposits and provide fuel system
                                                                  cleanliness, prevent rust and
                                                                  corrosion, enhance fuel economy,
                                                                  provide anti-knock, lower volatility
                                                                  and improve storage stability.

     SPECIALTY DRIVELINE AND INDUSTRIAL OIL ADDITIVES. We are a global supplier of specialty driveline and industrial additive products for use in driveline and industrial applications. In 2003, our specialty driveline and industrial oil additives products generated net sales of $622.2 million.

  SPECIALTY DRIVELINE ADDITIVES

     Our specialty driveline additives product line includes additives for automatic transmission oils and gear oils for cars, trucks, buses, off-highway equipment and farm tractors. Relative to engine oils, specialty driveline additives are more complex formulations that carry higher average pricing and value and have longer product life cycles. We sell our products to major global and regional oil companies, specialized lubricant producers and marketers. Our customers use our products to blend with their lubricant fluids and distribute the finished lubricant to end users via retail, commercial or vehicle OEM channels. The specialty driveline additives industry is characterized by well-established product lines that meet OEM specifications and carry OEM approvals. Meeting OEM standards and approvals creates a barrier to competition.

     The market for specialty driveline additives is stable but is dependent on new auto and truck production. Fundamental drivers of demand include:

     - new auto and truck production;

     - OEM warranty claims;

     - OEM decisions to differentiate and optimize total driveline system performance;

     - service intervals; and

     - advances in power transmission technology.

     We estimate the annual growth rate of the specialty driveline additives industry is 0.5-1.0% worldwide. The growth rate has declined in the last decade based on encouragement from OEMs for the development of "fill-for-life" lubricants that do not require regular maintenance. Similar to engine additives, heavy-duty truck fleets have increased drain intervals for gear oils and transmission fluids, which has also reduced the industry growth rate. In specialty driveline additives, we see opportunities for growth in the following areas:

     - Demand for high performance fluids. OEMs are increasingly incorporating high-performance fluids in the component design process in order to address long-term vehicle operating cost, fuel economy and warranty issues. One example of this trend is in the European market, where drivers are moving away from older manual transmissions toward significantly advanced designs that include automatic and dual clutch transmissions. We are working directly with our customers and OEMs to design and formulate new specialized products to meet OEM requirements. In addition, we are expanding our product lines by incorporating more of our proprietary additives, such as polymer-based viscosity modifiers.

     - Demand for global supply capabilities. OEMs are increasingly using global standards that require approved, OEM-specific lubricants for use in their products. We are the only producer in the industry with local formulators and testing facilities in North America, Europe and Asia. Our global infrastructure is a key component of our market leadership.

  INDUSTRIAL OIL ADDITIVES

     Our industrial oil additives product line includes additives for hydraulic lubricants, metalworking fluids, industrial gear oils and grease, as well as compressor lubricants. We sell our products to major global and regional oil companies, specialized lubricant producers and marketers. Our customers use our products to blend with their fluid products and distribute the finished lubricant to end users via retail, commercial or OEM channels.

     Because our products are sold to industrial end-markets, our industrial oil additives product line is exposed to economic cycles more than other product lines within the lubricant additives segment. Fundamental drivers of demand include:

     - service intervals;

     - industrial production; and

     - evolution of environmentally friendly fluids.

     We estimate the annual growth rate of the industrial oil additives industry is 0.5-1.0% worldwide. Similar to the specialty driveline additives market, growth prospects for industrial oil additives have been affected somewhat by the market's transition to longer service intervals. In addition, improvements in plant lubrication practices have reduced lubricant consumption. In industrial oil additives, we see opportunities for growth in the following areas:

     - Product substitution. We are developing new performance fluids to substitute for products that are being phased-out or are no longer available. Currently in the metalworking market there is a shift in production substitution from natural sodium sulfonate emulsifiers to new, synthetic formulations. Historically, natural sodium sulfonate emulsifiers, by-products of white oil production, have been used to provide lubricity and rust protection for cutting metals. Over time, refinery process improvements have reduced the amount of by-product and, as a result, the principal U.S. supplier eliminated its capacity in 2003. We have created a cost-effective replacement product, based on our core proprietary technology, which improves on the performance deficiencies of the typical alternative synthetic sulfonates offered in the marketplace.

     - Joint custom product design. To create additional competitive barriers, we continue to work with OEMs and our oil company customers to design and develop products that are a key component of the total value of their equipment. Examples of our cooperative product development include custom synthetic lubricants for refrigeration compressors and industrial equipment, products that address safety issues regarding worker exposure to metalworking fluids, grease products that reduce the customer's manufacturing costs by reducing complexity and simplifying processing, and hydraulic additives that address requirements of the construction industry for improving the power of hydraulic systems.

     The following is a list of representative uses for and a description of our specialty driveline and industrial oil additives products:

        CATEGORY                      PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
Specialty Driveline and   Driveline additives for automatic       OEM-specific additives that provide
Industrial Oil Additives  transmission fluids, gear oils and      multiple and complex performance
                          farm tractor fluids                     properties, including reducing friction
                                                                  in order to prevent wear of
                                                                  transmissions, gears and farm tractor
                                                                  components.
                          Additives for industrial fluids,        A wide range of additives to meet the
                          including hydraulics, metalworking,     lubricant performance requirements of
                          industrial gear, grease and             industrial equipment.
                          compressor fluids

     SERVICES AND EQUIPMENT. Our services and equipment product line includes our commercial development activities in advanced fluid systems and emulsified products, which is comprised of PuriNOx(TM) low-emissions diesel fuel. Advanced fluid systems include products used in emission control, such as catalyst, exhaust and filter systems, FluiPak(TM) sensor systems and precision metering devices used in blending and additive injection operations. In 2003, our services and equipment products generated net sales of $48.9 million.

     The following is a list of representative uses for and a description of our services and equipment products:

        CATEGORY                      PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
Services and Equipment    Custom Solutions                        Custom blending of finished lubricants
                                                                  and training services for oil company
                                                                  customers
                          PuriNOx(TM)                             Low-emissions diesel fuel.
                          FluiPak(TM)                             Sensor systems and precision metering
                                                                  devices used in blending and additive
                                                                  injection operations.

SPECIALTY CHEMICALS SEGMENT

     The specialty chemicals segment, also referred to as Noveon, represents a diverse portfolio of performance chemicals used in consumer and industrial applications, such as ingredients for personal care and pharmaceutical products, food and beverage products, emulsions and additives for coatings and inks, and specialty plastics and materials.

     In 2003, the Noveon segment generated pro forma net revenues of $1,385.5 million and pro forma segment operating income of $86.9 million. For the six months ended June 30, 2004, the Noveon segment generated pro forma net revenues of $824.5 million and pro forma segment operating income of $80.0 million, and for the six months ended June 30, 2003, the Noveon segment generated pro forma net revenues of $693.2 million and pro forma segment operating income of $45.7 million. See the section of this prospectus supplement titled "Pro Forma Financial Information."

     We have three primary product lines within our Noveon segment: consumer specialties, performance coatings and specialty materials.

     CONSUMER SPECIALTIES. We are a global producer of specialty chemicals targeting the personal care, pharmaceutical and food and beverage industries and we are a provider of engineered adhesives, polymer additives and specialty emulsifiers. Key products in this product line include Carbopol(R) acrylic thickeners, film formers, fixatives, emollients, silicones, botanicals, active pharmaceutical ingredients and intermediates, benzoate preservatives, fragrances, synthetic food dyes, natural colorants, Hycar(R) reactive liquid polymers, rubber and lubricant antioxidants, rubber accelerators and ADEX(TM) emulsifiers for mining explosives. In 2003, our consumer specialties product lines generated pro forma net sales of $558.0 million.

  PERSONAL CARE AND PHARMACEUTICALS

     We are a global producer of specialty chemicals targeting the personal care and pharmaceutical industries. Our products impart physical and sensory properties, such as texture, stability and thickness to products, including lotions, shampoos, hair gels, cosmetics and personal and oral hygiene products. Key products in this area include selected functional specialties and formulation additives such as specialty surfactants, methyl glucoside and lanolin derivatives, and Carbopol(R) acrylic thickeners, film formers and fixatives. Our products are an important component of the functionality and aesthetics of the end product, but typically represent a small portion of the customer's total product costs. Key product families include:

     - Carbopol(R) acrylic thickener, which is the global leader in synthetic thickeners due to its efficient stabilizing properties and superior thickening capabilities. Primary end-uses in the personal care industry include hair care, skin care and personal and oral hygiene products. Pharmaceutical primary end-uses include topical and controlled-release applications.

     - Methyl glucoside and lanolin derivatives that enhance the functional and aesthetic properties of personal care products by delivering characteristics such as emulsification, thickening and moisturizing, as well as imparting the elegant feel to lotions and creams.

     - AMPS(R) specialty monomers that are used in the manufacture of polymers for a variety of applications such as dishwashing detergents to reduce spotting, skin creams to improve lubricity and feel, medical gels for defibrillator pads to enhance conductivity, and coatings and adhesives to improve adhesion.

     - Chemron specialty surfactants and additives that enhance the functional and aesthetic properties of personal care products and household and industrial cleaners by improving characteristics such as foaming, cleansing, conditioning and mildness. Surfactants are primarily used in hair care products, such as shampoos and body washes.

     Key growth drivers for our personal care and pharmaceutical products include:

     - consumer demand for more efficient, innovative and convenient products;

     - consumer preference for natural products;

     - an aging population that desires a youthful appearance;

     - population growth; and

     - growth in developing nations.

     We estimate the annual growth rate of the personal care industry is 3-5% worldwide. Carbopol(R) acrylic thickener shipment volume for personal care and pharmaceuticals grew at a compound annual rate of approximately 8.5% per year between 1993 and 2003. We continue to develop new end-use applications for Carbopol(R) acrylic thickeners, which we believe will continue to drive significant demand growth. We expect Carbopol(R) acrylic thickener growth to exceed the growth of the personal care industry as its products continue to gain sales at the expense of natural and inorganic thickeners. In addition, Noveon International successfully launched new products including Carbopol(R) Aqua SF1, a liquid thickener, in 2002 and Fixate(TM), a hair styling resin, in 2003, both of which have expanded our personal care end-use applications.

     Recent acquisitions have extended our product breadth in personal care. In September 2003, we purchased a natural skin care ingredients business from Dow Chemical. In October 2003, Noveon International purchased a controlling interest in SNP, a Thailand-based manufacturer and marketer of botanical extracts used in personal care product formulations. SNP provides us with access to products that we plan to sell throughout our global distribution system. In January 2004, Noveon International purchased Scher Chemicals, Inc., a manufacturer of emollient and surfactant specialty chemicals used in cosmetic and other personal care formulations.

     In personal care, we see opportunities for growth in the following areas:

     - Demand for innovations in skin care products. Recent acquisitions of natural products, emollients and specialty surfactants allow us to participate more fully in skin care formulations, one of the largest and fastest growing areas of the personal care industry.

     - Demand for functional ingredients that provide discernible benefits. Consumers of personal care products increasingly value performance in addition to aesthetic properties. In response, we have expanded our personal care ingredients portfolio to offer functional products. These include rheology modifiers, actives and specialty silicones, emollients and surfactants.

     - Value of ingredients and services that support formulators of personal care products. Our formulating aids, including thickeners, emollients, moisturizers, specialty emulsifiers, colors, pigments and specialty surfactants, support the increasing technical challenges faced by formulators who develop new personal care products. Formulators also value our technical service, rapid order fulfillment and global infrastructure.

     The following is a list of representative uses for and a description of our personal care and pharmaceuticals products:

        CATEGORY                      PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
Personal Care and         Carbopol(R)                             Acrylic thickener, which imparts
Pharmaceuticals                                                   stability and improves aesthetics.
                                                                  Often used as a controlled release
                                                                  agent.
                          Pemulen(R)                              Polymeric emulsifier reducing
                                                                  formulation irritancy and providing
                                                                  unique sensory properties.
                          Avalure(R)                              Polymers for color cosmetics and skin
                                                                  care.
                          Specialty silicones                     Polymers affecting slip-and-feel.
                          Fixate(TM)                              Resin for hair styling.
                          Emollients                              Improve skin feel and appearance.
                          Colorants                               Impart color in personal care products.
                          Botanical extracts                      Specialty additives for cosmetic and
                                                                  skin care formulations.

        CATEGORY                      PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
                          Methyl glucoside derivatives,           Natural thickeners, emulsifiers and
                          including Glucamate(R)                  moisturizers for shampoos, liquid
                                                                  cleansers, face and body creams and
                                                                  lotions.
                          Lanolin derivatives                     Natural emollients, emulsifiers and
                                                                  conditioners for creams, lotions and
                                                                  color cosmetics.
                          AMPS(R) monomers                        Specialty monomer for high performance
                                                                  polymers.
                          Chemron specialty surfactants,          Enhance cleansing, foaming and
                          including Sulfochem(R)                  moisturizing of shampoos, body washes,
                                                                  industrial and household cleaners.
                          Polycarbophil                           Active agent for bulk laxatives.
                          Amino acid-based actives                Active ingredients for pharmaceuticals.
                          Advanced intermediates                  Used in the production of active
                                                                  pharmaceutical ingredients.
                          Cassia gum                              Gelling agents for human food (Japan)
                                                                  and pet food.

  FOOD AND BEVERAGE

     We are a supplier of products that preserve freshness and improve the color and consistency of food and beverages, making them more appealing to consumers. We are a leading global producer of benzoate preservatives, a leading U.S. supplier of synthetic colorants and an integrated producer of flavors, fragrances and other food additives to the food and beverage industry. Benzoates improve the shelf life of consumable goods and are the preservative of choice for manufacturers of soft drinks, bottled beverages, fruit-based products and prepared salads due to their anti-microbial properties. We believe that our Kalama, Washington benzoate facility is the largest facility of its type in North America and the second largest in the world, giving us the capability to serve large customers globally. This facility also produces a number of high-value, distinct flavor and fragrance products for use in many food and personal care products as well as certain intermediate products. The intermediate products include plasticizers used in adhesives, sealants and safety glass, and phenol, a co-product, used for adhesive resins in forest-product applications.

     We consolidated a series of small acquisitions that supply foam control agents that reduce the amount of foam generated in a variety of industrial processes. Our antifoam and defoaming agents are based on a wide variety of chemistries, including silicone. We specialize in defoamers and antifoam agents for the food processing, fermentation, grain and sugar-sweetener industries, as well as for the metalworking, coatings, ink, textile, pharmaceutical, water treatment, mining and pulp and paper industries.

     We also sell a full line of FDA-approved food, drug and cosmetic primary dyes (including blends of primary dyes), as well as lakes and natural colors. Primary end-uses for our product line within food and beverage applications include soft drinks and processed foods, such as canned soup and pre-made meals. In addition, within the colorant operation, we produce pigment dispersions for use in architectural coatings and technical dyes used in household dyes and other applications. We also sell defoamer and anti-foam additives that are used in food applications to manage the level of foaming that occurs.

     The food and beverage industry is a product-focused and fragmented industry that has historically grown with gross domestic product. We expect growth to be driven by consumer demand for convenient and nutritious foods that require additives to preserve freshness and enhance taste, texture and appearance.

     The following is a list of representative uses for and a description of our food and beverage products:

        CATEGORY                      PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
Food and Beverage         COLORS
                          Food, drug and cosmetic dyes, lakes,    Colorants for beverages, confectionary
                          natural colors and pigments             goods, cosmetics, dry mixes/snacks,
                                                                  processed foods and pet food and
                                                                  colorants for inks, paints and paper
                                                                  dyes.
                          BENZOATES
                          Sodium benzoate and potassium           Improves shelf life for certain
                          benzoate                                consumable goods. Preservative for
                                                                  manufacturers of soft drinks, bottled
                                                                  beverages, fruit-based products and
                                                                  prepared salads.
                          FLAVORS AND FRAGRANCES
                          Benzaldehyde-based chemicals            Food, personal care and soap products.
                          INTERMEDIATES
                          Phenol, benzaldehyde, benzyl alcohol    Pharmaceuticals, coatings, agrochemical
                          and benzoic acid                        products, plasticizers, adhesives,
                                                                  sealant products and alkyd resins.
                          FOAM CONTROL AGENTS
                          Silicone and other chemistries          Reduce foam in processing of food,
                                                                  grain, fermentation and a wide range of
                                                                  industrial products.

  POLYMER ADDITIVES

     We believe we are the largest global supplier of reactive liquid polymers
(RLP), sold under the trademark Hycar(R), and one of the leading North American producers of polymer additives including rubber and lubricant antioxidants and rubber accelerators. Our products in this category extend the life and improve the performance characteristics of rubber, lubricating oil, plastics and thermoset resin-based formulations. RLP is a high-growth niche product for technologically challenging applications, including structural and engineered adhesives used in aerospace, transportation and electronics. RLP improves impact and crack resistance in composites and coatings and improves the toughness and long-term durability of epoxy-based structural adhesives. RLP growth is anticipated to exceed overall growth of the high-end adhesives industry, as the product is increasingly utilized for its superior performance characteristics relative to other binding agents.

     Our antioxidant products are used in rubber, plastics and lubricants and are marketed under the Good-Rite(R) name, a leading industry brand. Antioxidants prevent oxidative degradation and are primarily utilized by rubber manufacturers and, to a lesser extent, plastic manufacturers, to impart durability and prevent the loss of functional attributes such as flexibility. In motor oil and other lubricants, antioxidants prevent thermal breakdown and extend product life. We also manufacture a line of accelerators, marketed under our brand, Cure-Rite(R), which are utilized by rubber manufacturers to reduce the vulcanization/curing time, and thereby improve manufacturing productivity. Key growth drivers for our antioxidants and accelerators include:

     - government regulation requiring higher quality lubricants;

     - vehicle usage including passenger car miles driven and diesel truck tonnage; and

     - consumer and government pressure on tire manufacturers to produce higher quality tires.

     The following is a list of representative uses for and a description of our polymer additives products:

    CATEGORY                     PRODUCT/BRAND                              DESCRIPTION
-----------------    -------------------------------------    ----------------------------------------
Polymer Additives    REACTIVE LIQUID POLYMER
                     Hycar(R)                                 Used as a toughener and flexibilizer in
                                                              thermoset resin formulations
                                                              (construction, composites, coatings and
                                                              structural adhesives).
                     ANTIOXIDANTS
                     Good-Rite(R)                             Primarily used by rubber manufacturers
                                                              to prevent oxidative degradations,
                                                              impart durability and prevent loss of
                                                              flexibility.
                     ACCELERATORS
                     Cure-Rite(R)                             Helps reduce vulcanization/curing time.

     PERFORMANCE COATINGS. We are a leading supplier of specialty resins and additives for the coatings and inks markets worldwide. We offer a wide range of products for formulating paints, coatings and inks. In 2003, our performance coatings products generated pro forma net sales of $484.4 million.

     Our business strategy for performance coatings is centered on our ability to formulate and compound polymer emulsions to create customized solutions meeting the specific needs of our customers. Many of our coatings customers have expanded their operations around the world. In response, Noveon International expanded its product lines and geographic coverage with a focus on strategic international account customers. We also recognize the importance of middle tier and local customers, who we service economically with our trained local agents and distributor network. Noveon International had success with water-borne acrylic and polyurethane technologies as global restrictions targeting the reduction of the volatile organic compounds prevalent in solvent-based products have become more stringent. We will continue to develop innovative products based on these technologies to enhance our portfolio. We expect water-borne formulations to continue to grow faster than the overall industry growth rate for the niche industries in which we participate.

     Key growth drivers include:

     - environmental regulations that limit the use of solvent-based coatings and stimulate development of powder, radiation-cured and water-based coatings;

     - consumer preference for creative packaging;

     - consolidation and globalization of the customer base, leading to preference for global suppliers of specialty resins and coating additives;

     - customer preference for fewer and larger suppliers of specialty resins and coating additives, as they streamline costs and reduce complexity; and

     - improved performance and ease of application use of water-based products.

     According to SRI International, an independent, nonprofit research institute, the annual global demand in 2002 for paint and coatings was approximately $60.0 billion, of which synthetic polymer resins comprised approximately $10.0 billion. In addition, we selectively serve the additives industry for paints, coatings and inks, which had estimated annual demand of $2.8 billion in 2003, according to Kusumgar, Nerlfi and Growney, a consulting and market research firm.

  SPECIALTY RESINS AND POLYMERS

     Our water-based polymer emulsions and dispersions, including resins and auxiliaries, are used in the production of high-end paint and coatings for wood, paper, metal, concrete, plastic, textiles and other surfaces. Our acrylic emulsions and polyurethane dispersions, which are environmentally attractive substitutes for solvent-based and hydrocarbon products, are valued for the superior gloss and durability properties they provide. In addition, our polymers are used as ink vehicles, overprint varnishes and functional coatings for specialty paper, printing and packaging applications. We supply acrylic emulsions used to improve the appearance, texture, durability and flame retardance of high-end specialty textiles sold to the home furnishings, technical fabrics and apparel industries. In addition, we believe we are the only fully integrated U.S. supplier of glyoxal and glyoxal-based resins for durable press and wrinkle-resistant textile additives.

     In addition to water-based polymers, we specialize in unique, non-aqueous acrylic and other proprietary polymer resins for the paint and coatings, printing ink, laminating, adhesives and sealants, and grease markets. These value-added Doresco(R) specialty resins not only function as carriers for pigment, but also provide surface protection and adhesion properties. We work closely with our customers to develop resins that address their specific problems.

     The following is a list of representative uses for and a description of our specialty resins and polymer products:

      CATEGORY                     PRODUCT/BRAND                             DESCRIPTION
--------------------   -------------------------------------   ----------------------------------------
Specialty Resins and   Acrylic Emulsions, Polyurethane         Provide superior gloss and durability
Polymers               Dispersions and Other Water-based       properties to paints and coatings. End
                       Systems, Hycar(R), Sancure(R),          markets include wood, paper, metal,
                       Algan(R), Performax(R)                  concrete, plastic and textiles.
                       Acrylic and Other Polymer Resins,       Function as carriers for pigments, and
                       Doresco(R)                              provide surface protection and adhesion
                                                               properties. End-markets include paint
                                                               and coatings, printing ink, laminating,
                                                               adhesives and sealants and grease.

  COATING ADDITIVES

     Our additives for coatings and inks are used to enhance the appearance and durability of coatings in architectural and industrial uses, as well as to improve their processing and application characteristics. Additives such as pigment dispersants enhance the processing and performance of printing ink, while also maximizing color strength and stability in coatings and plastics. We are a leading global supplier of surface modifiers that improve the abrasion resistance properties and film characteristics of printing ink and coatings. Our products include:

     - High-performance hyperdispersants for coatings, inks, thermoplastics and thermoset composites. We are a world leader in polymeric hyperdispersant technology, sold under the Solsperse(R) and Solplus(R) trade names. Hyperdispersants improve the dispersion of almost any solid particulate (including pigments, fillers, flame retardants and fibers) into almost any liquid medium (water, solvents and resins). They are primarily used to achieve even color saturation. They enrich and strengthen color, while reducing production costs and solvent emissions. We also produce Ircosperse(R) pigment dispersants for coatings and COLORBURST(TM) pigment dispersants for printing inks.

     - Surface modifiers improve the performance of industrial, architectural, can, coil, wood and powder coatings by enhancing and protecting surfaces. Lanco(R), Lanco(R) Glidd, Lanco(R) Matt and Aquaslip(TM )surface modifiers impart a variety of properties to a coating, including enhanced slip, improved abrasion and scratch resistance, matting, texturing and a silky, soft feel.

     - Rheology control additives improve the performance of coatings by providing thickening, sag control, pigment anti-settling and improved surface appearance. Rheology control additives are sold under the brand names Ircothix(R), Ircogel(R) and Solthix(R).

     - Foam control additives for paints and coatings minimize air bubbles and are sold under the FOAM BLAST(R) and Antibubble(TM) brands.

     - Specialized additives for inks improve rub resistance properties and film characteristics.

     The following is a list of representative uses for and a description of our coating additives products:

    CATEGORY                    PRODUCT/BRAND                              DESCRIPTION
-----------------   -------------------------------------   ------------------------------------------
Coating Additives   Dispersants, Solsperse(R)               Improve the dispersion of almost any solid
                    Ircosperse(R), COLORBURST(TM)           particulate into almost any liquid medium.
                                                            End-markets include coatings and printing
                                                            inks.
                    Surface Modifiers, Lanco(R), Lanco(R)   Impart a variety of properties to a
                    Glidd, Lanco(R) Matt, Aquaslip(TM)      coating, including enhanced slip, improved
                                                            abrasion and scratch resistance, matting,
                                                            texturing and a silky, soft feel. End
                                                            markets include industrial, architectural,
                                                            can and coil, wood and powder coatings.
                    Rheology Control Additives,             Provide thickening, sag control and
                    Ircothix(R), Ircogel(R), Solthix(R)     improved surface appearance of coatings.
                    Foam Control Additives, FOAM            Minimize air bubbles in paints and
                    BLAST(R), Antibubble(TM)                coatings.
                    Specialized Additives for Inks,         Improve the processing, performance and
                    Duotron(R), Liquitron(R), Fluotron(R)   rub resistance properties.

     SPECIALTY MATERIALS. We are the largest global supplier of chlorinated polyvinyl chloride (CPVC) resins and compounds, sold under the trademark TempRite(R). We are also a leading producer of cross-linked polyethylene compounds (PEX) sold under the trademark TempRite(R). Applications for TempRite(R) resins and compounds include piping for residential and commercial plumbing and fire sprinkler systems. In addition to TempRite(R), we are also a leading producer of thermoplastic polyurethane (TPU), sold under the trademark Estane(R). Applications for Estane(R) TPU include plastic film and sheet for various coatings processes. In 2003, the specialty materials product line generated pro forma net sales of $343.1 million.

  CHLORINATED POLYVINYL CHLORIDE

     TempRite(R) CPVC is a technologically advanced heat, fire and chemical resistant polymer that we developed to serve technically demanding applications not well served by traditional PVC and other commodity plastics. Our TempRite(R) CPVC polymers are sold to customers who produce plastic piping for residential and commercial plumbing, fire sprinkler systems and industrial piping applications. TempRite(R) CPVC piping has inherent advantages over copper and other metals due to its heat and corrosion resistance, increased insulation properties, mold resistance, ease of installation and lower installed cost. We market our branded TempRite(R) CPVC products for specific applications:
FlowGuard(R) and FlowGuard Gold(R) for residential and commercial plumbing, BlazeMaster(R) for fire sprinkler systems and Corzan(R) for industrial piping. We believe we have strong end-user awareness of our brands by using a direct sales force that markets directly to builders, contractors, plumbers, architects, engineers and building owners.

     In 2001, Noveon International purchased select assets and technology to manufacture PEX compounds, further used to produce PEX pipe. TempRite(R) PEX enables us to add a flexible piping compound to our rigid piping product offering. TempRite(R) PEX is a small but growing product for applications that demand flexible piping systems.

     Key growth drivers for TempRite(R) CPVC and TempRite(R) PEX include:

     - continuing substitution of CPVC and PEX for metals, other plastics and other more costly materials;

     - increasing product awareness among builders, contractors and plumbers;

     - residential and commercial real estate expenditures;

     - housing needs in developing countries; and

     - additional regulatory and building code approvals.

     Based on market research data from the Freedonia Group Incorporated, we estimate that in 2002, the industry demand for all piping applications in which CPVC and PEX participate was in excess of $1.0 billion. We expect the niche applications for BlazeMaster(R) fire sprinkler piping and Corzan(R) industrial piping to continue to grow at a faster rate than metals used in similar applications. We believe that, just as plastic has replaced virtually all drain, waste and vent piping systems, highly engineered plastics like CPVC and PEX approved for potable water systems will continue to take market share from copper and other metals in commercial and residential plumbing systems.

     The following is a list of representative uses for and a description of our CPVC and PEX products:

CATEGORY                              PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
CPVC                      TempRite(R)                             Residential plumbing
                          FlowGuard(R)                            Residential and commercial plumbing
                          FlowGuard Gold(R)                       Residential and commercial plumbing
                          Corzan(R)                               Industrial piping
                          BlazeMaster(R)                          Fire sprinkler piping
PEX                       TempRite(R)                             Flexible piping systems

  THERMOPLASTIC POLYURETHANE

     Estane(R) TPU, an engineered, highly versatile thermoplastic, provides a high quality, lower cost alternative to rigid plastics and flexible rubber. Performance attributes of Estane(R) TPU include abrasion, heat and chemical resistance, minimal fatigue from bending, ease of processing and good paintability. These performance characteristics make Estane(R) TPU attractive for use in a broad range of end-uses, including film and sheet for various coating processes, wire and cable insulation, athletic equipment (such as footwear), medical applications, pneumatic tubing and automotive molded parts. Noveon International recently introduced several new product families that extend the uses for Estane(R) TPU. This includes products that can be melt spun into elastic spandex fibers and materials that offer enhanced breathability for garments. We believe that Estane(R) TPU is one of the industry's leading brand names. We also market Stat-Rite(R) thermoplastics, which are static dissipative materials used in packaging for the electronics industry. In addition, we market fiber-reinforced TPU under the Estaloc(R) brand. Estaloc(R) reinforced engineering thermoplastics offer the functional properties of traditional TPU, yet are reinforced for higher stiffness to provide the strength, dimensional stability and impact resistance required to withstand a variety of tough applications and harsh environments. Applications include sporting goods, agricultural equipment and other mechanical components. Key growth drivers for TPU include:

     - demand for technical coated fabric and other materials;

     - recreational activities;

     - new application development; and

     - increased substitution of TPU for other plastics.

     We believe that the current annual global market for TPU products is approximately $800.0 million. We expect substantial growth in TPU volumes to occur in both new and existing end-use applications. The faster growing, higher value portion of the industry is the extrusion sector, which is driven by its rapid replacement of similar materials and its use in high-growth applications. Overall sales of TPU should continue to grow through ongoing replacement of rigid plastics, flexible rubber and other materials. We believe that we are well positioned to grow faster than the overall TPU industry due to our focus on extruded applications and our commitment to develop new technology for high value applications.

     In October 2003, Noveon International purchased select assets and technology of Thermedics Polymer Products, LLC, a manufacturer of aliphatic TPU, which will allow us to enter high-value optical film, medical tubing and other applications.

     The following is a list of representative uses for and a description of our TPU products:

CATEGORY                              PRODUCT/BRAND                             DESCRIPTION
------------------------  -------------------------------------   ---------------------------------------
TPU                       Estane(R)                               Aromatic grades for film and sheet,
                                                                  wire and cable insulation, athletic
                                                                  equipment, medical applications,
                                                                  pneumatic tubing, automotive molded
                                                                  parts and adhesives.
                          Estaloc(R)                              Automotive trim, sporting goods,
                                                                  agricultural equipment and other
                                                                  mechanical components.
                          Stat-Rite(R)                            Packaging of semiconductors, sensitive
                                                                  electronic components, disk drive heads
                                                                  and cell phone components.
                          Tecoflex(R)                             Aliphatic grades for optical film,
                                                                  medical tubing and general industrial
                                                                  applications.

COMPETITION

     Our Lubrizol Additives business is highly competitive in terms of price, technology development, product performance and customer service. Our principal competitors, both in the United States and overseas, are Infineum, a joint venture involving Shell Oil Company and Exxon Mobil Corporation; Chevron Oronite Company, a subsidiary of ChevronTexaco Corporation; and Afton Chemical Corporation, a subsidiary of NewMarket Corporation (formerly Ethyl Corporation). Petroleum companies also produce, either directly or indirectly, lubricants and fuel additives for their own use and also sell additives to others. These petroleum companies are also our customers, and some of them sell raw materials to us. We believe, based on volume sold, that we are the leading supplier of performance additives for lubricants to the petroleum industry.

     Our Noveon business faces a variety of competitors in each of our product lines, but we believe no single company competes with us across all of our existing product lines. The specialty chemicals industry is highly fragmented. Individual products or service offerings compete on a global, regional and local level due to the nature of the businesses and products, as well as the applications and customers served. The following chart sets forth our principal competitors of the Noveon business by product line:

PRODUCT LINE                                         PRINCIPAL COMPETITORS
------------                      ------------------------------------------------------------
Consumer specialties...........   Cognis, CP Kelco, Croda, DSM, FMC, Hercules, ISP, Nihon
                                  Junkayu, Quest, Rhodia, Rohm and Haas, Sensient, Sigma/3V,
                                  Sumitomo Seika, Symrise, Tessenderlo, Velsicol
Performance coatings...........   Avecia, BASF, Bayer, Byk, Ciba, Clariant, Dow Chemical,
                                  Eastman, Johnson Polymer, OMNOVA, Parachem, PolymerLatex,
                                  Reichhold, Rohm and Haas, Tego, UCB
Specialty materials............   Atofina, BASF, Bayer, Dow Chemical, Georgia Gulf, Huntsman,
                                  Kaneka, Sekisui Chemical, Victaulic

SALES AND MARKETING

     We primarily market our lubricant and fuel additives products worldwide through our own direct sales organization. In addition, we use sales agents and distributors where necessary. Our additives customers primarily consist of oil refiners and independent oil blenders and are located in more than 100 countries. Our ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, accounted for approximately 33% of our pro forma consolidated net sales in 2003.

     In order to maximize our understanding of customer needs as well as emerging trends, our sales and marketing activities for our specialty chemicals products are organized by end-use applications. Each sales team includes representatives from sales, marketing and research and development.

     Most of our sales and marketing staff is technically oriented and works closely with customers to develop products and formulations that deliver the desired product attributes. Some of our laboratories are equipped with small-scale equipment that replicates our customers' processing capabilities, which ensure our solutions are easily and efficiently implemented at our customers' facilities.

     Finally, some of our sales and marketing resources are dedicated to stimulating end-use demand for our products. For example, in the case of our TempRite(R) plumbing, fire sprinkler and industrial piping applications, our resources are focused on marketing to building contractors, plumbers, distributors and construction code officials to convince them to specify our products in their projects or building codes.

RESEARCH, DEVELOPMENT AND TECHNOLOGY

     Technology leadership in design and formulation of additives and specialty chemicals drives our business. Historically, we have emphasized consistent investment in research. Excluding acquisitions, research, development and testing expense has consistently been about 8% of sales for the last two decades -- higher than most chemical companies. Research expense alone has been 4.5% to 5.0% of sales annually for the last 10 years. We have developed internally a large percentage of the products we manufacture and sell. Our internal technical resources encompass chemical synthesis, state-of-the-art physical and analytical science, statistical and computer modeling expertise and extensive applications technology and testing laboratories. We balance centralized research facilities with applications technology capabilities that are closely tied to their counterparts in the commercial organizations. Our technical facilities are located all over the world. We provide tools and processes for knowledge sharing and for leveraging our technology globally and across product lines.

     LUBRICANT ADDITIVES. In our lubricant additives segment, the majority of the additives we manufacture and sell are developed by our in-house research group. Technological advances in materials and in the design of engines and other automotive equipment, combined with rising demands for environmental protection and fuel economy, require increasingly sophisticated research capabilities to meet industry performance standards.

     We have technical facilities in Wickliffe, Ohio; Hazelwood, England; and Kinura, Japan for lubricant additives research. We also conduct a limited program of corporate research designed to leverage technology across our product lines. We maintain mechanical testing laboratories at those three locations, equipped with a variety of gasoline and diesel engines, driveline and other mechanical equipment to evaluate the performance of additives for lubricants and fuels. In addition, we make extensive use of independent research firms. Global field testing is conducted through various arrangements with fleet operators and others.

     We maintain offices in Detroit, Michigan; Hazelwood, England; Paris, France; Hamburg, Germany; Shanghai, China; Bombay, India; Tokyo, Japan; and Seoul, Korea to maintain close contact with the principal automotive and OEMs of the world and to keep us abreast of the performance requirements for our products. These liaison activities also serve as contacts for cooperative development and evaluation of products for future applications.

     SPECIALTY CHEMICALS. Our specialty chemicals segment has had a long history as an industry innovator, creating proprietary, high-performance materials for our customers, including ingredients for personal care products, the invention of Carbopol(R) acrylic thickener, additives for coatings and the commercial development of TempRite(R) CPVC. We have leveraged our core surface-active chemistry into new specialty chemicals and materials markets through acquisitions and application technology expertise. Our specialty chemical and materials products are derived from a broad range of technology platforms developed either internally or externally through licensing, acquisition or joint technological alliances with global suppliers and customers.

     Our primary research facility for our Noveon segment is located in Brecksville, Ohio, where we develop new technologies and products and conduct applications development and technical service for our customers. We maintain technical facilities for personal care in California and for coatings and inks in New Jersey and Chicago. For our customers outside of North America, we operate regional technical facilities in various locations in Europe and Asia.

     PATENTS. We own approximately 3,000 patents worldwide relating to our products and manufacturing processes. Although these domestic and foreign patents expire from time to time, we continue to apply for and obtain patent protection for new products on an ongoing basis. We believe that, in the aggregate, our patents constitute an important asset. However, we do not regard our business as being materially dependent upon any single patent or any group of related patents. We use patents in both of our reporting segments.

     RESEARCH, TESTING AND DEVELOPMENT EXPENDITURES. Our pro forma consolidated research, testing and development expenditures were $211.7 million in 2003, or 6.7% of our pro forma consolidated net sales. Our research and development staff includes approximately 700 professionals, many of whom possess PhDs or equivalent degrees, and approximately 450 technical service employees. Our research and development staff works with both our sales force and customers to use our wide spectrum of technology platforms and processing capabilities to enhance our product offerings in the specialty chemicals industry. We have developed many of our products in cooperation with our customers, often as a result of their specific needs, resulting in long-standing customer relationships.

RAW MATERIALS

     We use a broad variety of specialty and commodity chemical raw materials in our manufacturing processes, and use oil in processing and blending additives. These raw materials are available from several sources. The materials that we choose to purchase from a single source generally have long-term supply contracts as a basis to guarantee supply reliability. For the most part, our raw materials are derived from petroleum and petrochemical-based feedstocks.

     Lubricant base oil is our single largest purchased raw material, representing about one-third of our purchases, by weight, for the Lubrizol Additives segment. Other major categories of raw materials for lubricant additives include olefins and esters (approximately 15% of purchases); inorganic acids, bases and oxides (approximately 6%); and alcohols and glycols (approximately 5%). We estimate that raw materials derived from petrochemicals are approximately 75% of our purchases for the lubricant additives segment. For our Noveon segment, no single raw material represents more than 5% of purchases. The top seven raw materials total about 30% of purchases for Noveon. Principal raw materials for the specialty chemicals segment include acrylates for personal care and coatings, toluene for food and beverages, and PVC, PTMEG, MDI and styrene for specialty materials.

ENVIRONMENTAL MATTERS

     We are subject to foreign, federal, state and local laws and regulations designed to protect the environment and limit manufacturing wastes and emissions. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and the consequent financial liability to us. Compliance with environmental laws and regulations requires continuing management effort and expenditures. We have incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations and to obtain and maintain all necessary permits. We believe that the cost of complying with environmental laws and regulations will not have a material effect on our earnings, liquidity or competitive position, although we cannot provide you assurance in that regard.

     We believe that our business, operations and facilities are being operated in compliance, in all material respects, with applicable environmental laws and regulations, many of which provide for substantial fines, penalties and criminal sanctions for violations. The operation of manufacturing plants entails environmental risks, and we may incur material costs or liabilities in the future that could adversely affect us. For example, we may be required to comply with evolving environmental laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered contamination or other conditions or information that require a response on our part.

     Among other environmental laws, we are subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as Superfund), under which we have been designated as a "potentially responsible party" that may be liable for cleanup costs associated with various waste sites, some of which are on the U.S. Environmental Protection Agency Superfund priority list. Our experience, consistent with what we believe to be the experience of others in similar cases, is that Superfund site liability tends to be apportioned among parties based upon the contribution of materials to the Superfund site. Accordingly, we measure our liability and carry out our financial reporting responsibilities with respect to Superfund sites based upon this standard, even though Superfund site liability is technically joint and several in nature. We accrue for estimated environmental liabilities with charges to cost of sales. We believe our environmental accrual is adequate to provide for our portion of the costs of all such known environmental liabilities. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse affect on our financial position, operating results or liquidity, although we cannot provide you assurance in that regard.

     Noveon International is the beneficiary of agreements with Goodrich Corporation that require Goodrich to indemnify Noveon International for, among other things, certain environmental liabilities and costs relating to facilities of the former Performance Materials Segment of Goodrich. However, we cannot assure you that Goodrich or other third party indemnitors will, in the future, honor their indemnification obligations to us.

EMPLOYEES

     At July 31, 2004, we had approximately 7,700 employees of which approximately 56% were in the United States. We believe that our relationship with our employees is good. Seven of our U.S. sites, and approximately 11% of our domestic employees, are organized by labor unions with collective bargaining agreements that are subject to periodic renegotiation. The durations of these collective bargaining agreements vary from three to five years, with four agreements expiring in 2004 and 2005. We expect to enter into new agreements with these unions as the current agreements expire.

MANUFACTURING AND PROPERTIES

     We possess global manufacturing, laboratory and sales and technical service facilities enabling us to provide customers with worldwide service and a reliable supply of products. Our corporate headquarters is located in Wickliffe, Ohio. We have manufacturing facilities, laboratories and offices, which we own or lease, at 40 sites in the United States and 56 sites in 25 other countries. We also have entered into long-term contracts for the exclusive use of major marine terminal facilities at various ports and leases for storage facilities. We maintain a capital expenditure program to support our operations and believe our facilities are adequate for our present operations and for the foreseeable future.

     We supply our customers abroad through exports from the United States and from overseas manufacturing plants. We believe the political and economic risks related to our foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

LEGAL PROCEEDINGS

     We are engaged in legal proceedings arising in the ordinary course of business. We believe that the ultimate outcome of these proceedings will not have a material adverse impact on our results of operations, financial position or cash flows.

                                   MANAGEMENT

     The following table shows certain information regarding each of Lubrizol's executive officers.

NAME                                        AGE                    POSITION
----                                        ---                    --------
William G. Bares..........................  63    Chairman of the Board
James L. Hambrick.........................  49    President and Chief Executive Officer
Joseph W. Bauer...........................  51    Vice President and General Counsel
Donald W. Bogus...........................  57    Senior Vice President and
                                                  President -- Noveon Segment
Charles P. Cooley.........................  49    Senior Vice President and Chief Financial
                                                  Officer
W. Scott Emerick..........................  40    Controller
Stephen F. Kirk...........................  55    Senior Vice President and
                                                  President -- Lubrizol Additives Segment
Gregory R. Lewis..........................  45    Vice President and General
                                                  Counsel -- Noveon Segment
Gregory P. Lieb...........................  51    Vice President, Finance -- Lubrizol
                                                  Additives Segment
Annora C. Marcus..........................  42    Assistant Secretary
Scott A. McKinley.........................  43    Vice President, Finance -- Noveon Segment
Mark W. Meister...........................  50    Vice President and Chief Ethics Officer
Larry Norwood.............................  54    Vice President, Operations -- Lubrizol
                                                  Additives Segment
Rosanne S. Potter.........................  45    Treasurer
Leslie M. Reynolds........................  44    Corporate Secretary
Patrick H. Saunier........................  48    Vice President
Jeffrey A. Vavruska.......................  44    Chief Tax Officer
Joanne Wanstreet..........................  52    Vice President

     WILLIAM G. BARES is chairman of the board of directors of The Lubrizol Corporation. Mr. Bares joined the Company as a process development engineer in 1963. He was appointed director of process development in 1972, vice president in 1978, executive vice president in 1980, president in 1982, chief operating officer in 1987, chief executive officer in 1996 and chairman in 1996. In April 2004, Mr. Bares stepped down from his role as chief executive officer. He continues as an employee of the Company. In addition to his corporate responsibilities, Mr. Bares is a director of Oglebay Norton Company, KeyCorp, Applied Industrial Technologies and Cleveland Tomorrow/Greater Cleveland Partnership. He is also an executive board member for the Boy Scouts of America Greater Western Reserve Council, serves as a trustee for the Northeast Ohio Council on Higher Education and holds an honorary position on the local Learning About Business advisory board. He holds a BS degree in chemical engineering from Purdue University and received an MBA from Case Western Reserve University.

     JAMES L. HAMBRICK is president and chief executive officer of The Lubrizol Corporation. He was elected president in January 2003 and chief executive officer in April 2004. Mr. Hambrick began his career at Lubrizol's Deer Park, Texas plant in 1973 as a co-operative education student and was hired full time in 1978. His career has encompassed a variety of responsible positions in operations, marketing, technology and business development. He led international market development activities in the former Soviet Union and China for most of the 1990s. He was global business manager for engine oils from 1998 to 1999, and was elected an officer of the Company in April 2000. As vice president for Asia-Pacific, he was based in Singapore and was responsible for leading the Company's activities in the Far East region. Mr. Hambrick holds a BS degree in chemical engineering from Texas A&M University. He is a member of the American Institute of Chemical Engineers.

     JOSEPH W. BAUER is vice president and general counsel of The Lubrizol Corporation. He joined Lubrizol in 1985 as litigation counsel, was named general counsel of the Company in 1991 and elected an officer in 1992. Prior to joining Lubrizol, Mr. Bauer practiced commercial litigation with the firm of Jones, Day, Reavis & Pogue from 1981 to 1985. In recent years, Mr. Bauer has presented to various groups of lawyers and judges including the Canadian-U.S. Law Institute, The American Corporate Counsel Association, the Ohio Judicial Conference and various law firms. He holds BA and JD degrees from The University of Toledo.

     DONALD W. BOGUS is senior vice president of The Lubrizol Corporation and president of the Noveon segment. He joined Lubrizol in 2000 as vice president responsible for the Fluid Technologies for Industry segment. He also led Lubrizol's mergers and acquisitions committee. Prior to joining Lubrizol, Mr. Bogus was an executive officer at PPG Industries where he was vice president of specialty chemicals and vice president of industrial coatings. Mr. Bogus holds a BS degree in biology/chemistry from Baldwin Wallace College. Mr. Bogus is a member of Baldwin Wallace's Board of Trustees and a Committee Member, and is on their business division's Business Advisory Board.

     CHARLES P. COOLEY is senior vice president and chief financial officer of The Lubrizol Corporation. His responsibilities include treasury, planning, mergers and acquisitions, financial reporting, internal audit, tax and risk management. Mr. Cooley joined Lubrizol in 1998. Previously, he spent 15 years with the Atlantic Richfield Company in Los Angeles in a variety of financial positions, including vice president, finance for ARCO Products Company and assistant treasurer for corporate finance. From 1978 to 1981, he was a commercial loan officer with Manufacturers Hanover Trust Company in New York City. Mr. Cooley holds a BA degree in philosophy from Yale University and received an MBA from the Amos Tuck School of Business at Dartmouth College.

     W. SCOTT EMERICK joined The Lubrizol Corporation as controller in June 2004. He has held positions at Ernst & Young LLP, Barmet Aluminum, Flexalloy Textron and, most recently, at Noveon International as director of accounting and external financial reporting and director of finance -- TempRite(R) products. Mr. Emerick holds a BS degree in accounting from The University of Akron.

     STEPHEN F. KIRK is senior vice president of The Lubrizol Corporation and president of the Lubrizol Additives segment. Mr. Kirk joined Lubrizol as a process development engineer in 1972. He has served in a variety of sales and marketing positions, including vice president of marketing, vice president of sales and, in 1998, vice president of sales and marketing. He is on the board of directors of the National Petrochemical and Refiners Association and is past chairman of the American Chemistry Council Petroleum Additives Panel. He is also a member of the Society of Automotive Engineers, American Petroleum Institute and American Institute of Chemical Engineers. He is a director of Vocational Guidance Service, and he has been active in Boy Scouts of America. Mr. Kirk holds BS and ME degrees in chemical engineering from Cornell University and received an MBA from Cleveland State University.

     GREGORY R. LEWIS is vice president and general counsel to the Noveon segment. Mr. Lewis joined Lubrizol in 1984 as a process development engineer, after working two years at Gulf Oil and four years as a cooperative education student at Lubrizol. While working, he obtained his law degree and, in 1992, he transferred to Lubrizol's legal division. He has held positions as assistant to the general counsel, assistant secretary of Lubrizol and vice president of Asia Pacific, based in Singapore. He was appointed an officer in 2001. Mr. Lewis holds a BS degree in chemical engineering from Purdue University and a JD degree from Cleveland Marshall College of Law.

     GREGORY P. LIEB is vice president of finance for the Lubrizol Additives segment. He has spent twenty years with Lubrizol in the finance division. Most recently, he was controller -- commercial analysis and support. Mr. Lieb holds a BBA degree in accounting from Ohio University.

     ANNORA C. MARCUS is assistant secretary of The Lubrizol Corporation. Ms. Marcus joined Lubrizol in 1989 as a domestic tax analyst and has held various domestic and international tax-related positions in the Company's finance division, most recently as Director -- Foreign Audits/Transfer Pricing. Ms. Marcus holds a BSBA in accounting from John Carroll University. Ms. Marcus is a member of the Tax Executives Institute -- European Chapter.

     SCOTT A. MCKINLEY is vice president of finance for the Noveon segment. From 2001 to 2004, he was vice president and controller for Noveon International. Previously, he was the director, financial planning and analysis, for the Performance Materials Segment of Goodrich Corporation. Prior to joining Goodrich in late 1998, Mr. McKinley spent 15 years in a variety of financial roles with the General Electric Company, including assignments at GE Power Systems, Aerospace, Aircraft Engines, Transportation and the corporate headquarters. Mr. McKinley holds a BBA degree from the University of Iowa.

     MARK W. MEISTER has been the vice president of human resources for The Lubrizol Corporation since 1993 and chief ethics officer since 1994. He oversees the Company's global human resource function and has responsibility for the ethical and legal conduct program. Mr. Meister has 25 years of experience in the human resources field, having worked for firms including The Hoover Company and Regal Ware and as director of human resources for Agrigenetics, a former subsidiary of Lubrizol. He holds a BA degree from Marquette University and received an MBA from Kent State University. Mr. Meister is active in the Ethics Officers Association and the Josephson Institute and serves on the Board of Trustees for the Council for Ethics in Economics.

     LARRY NORWOOD is vice president of operations for the Lubrizol Additives segment. He was appointed an officer in April 2004. Mr. Norwood joined Lubrizol in 1973. He has held various management roles within operations at Lubrizol's headquarters in Wickliffe, Ohio and the manufacturing facilities in Deer Park and Bayport, Texas. Most recently, he has served as general manager of the Texas facilities. Mr. Norwood received a BS degree in chemical engineering from Lamar University.

     ROSANNE S. POTTER is treasurer of The Lubrizol Corporation. She joined Lubrizol in 2001. Her previous 20 years of treasury assignments include extensive experience in the specialty chemical industry. She was vice president and treasurer of Dexter Corporation, treasurer of BetzDearborn, Inc. and assistant treasurer of Morton International. Ms. Potter holds a BA in economics and French from Boston College and an MBA in finance from Loyola University.

     LESLIE M. REYNOLDS is corporate secretary and counsel for The Lubrizol Corporation. Ms. Reynolds joined Lubrizol in 1991 serving as legal counsel in the areas of employee benefits, employment law and securities law. She served as assistant secretary from 1997 until her appointment as corporate secretary in April 2001. Prior to joining Lubrizol, Ms. Reynolds was an attorney for Squire, Sanders & Dempsey L.L.P. where she specialized in employee benefits. She received a BS in business administration with a major in accounting from Indiana University and a JD degree from the University of Illinois.

     PATRICK H. SAUNIER is vice president for information systems and business processes for The Lubrizol Corporation. Mr. Saunier joined Lubrizol's manufacturing facility in Rouen, France in 1981. He has held a variety of positions in operations, marketing and information technology based in France, the U.K. and the U.S. In the late 1990s, he led the implementation of Lubrizol's enterprise resource planning system for the U.S. and Europe. Since 1999, he has led the European shared services organization. Mr. Saunier received his degree in chemical engineering from Institut National des Sciences Appliquees in Toulouse and his degree in business management from Institut d'Administration des Entreprises in Toulouse.

     JEFFREY A. VAVRUSKA joined The Lubrizol Corporation as chief tax officer in 2004. Previously he worked 18 years in tax roles at American Greetings Corporation, where he was executive director of tax, Cleveland Cliffs, Inc., BP America and Price Waterhouse. Mr. Vavruska holds a BA degree in business administration with a major in accounting from Cleveland State University and a JD from Cleveland Marshall College of Law.

     JOANNE WANSTREET is vice president with responsibility for global communications and investor relations for The Lubrizol Corporation. Ms. Wanstreet joined Lubrizol in 1987. She has held a variety of positions in marketing, commercial development, R&D management and finance. Prior to her 2002 appointment as vice president, she was manager for investor relations. She worked at McKinsey and Company before joining Lubrizol. Ms. Wanstreet holds a BA degree in English from Case Western Reserve University and an MBA from the University of Michigan.

                          DESCRIPTION OF COMMON SHARES

     We are authorized to issue up to 120,000,000 common shares, without par value. For a description of the terms of our common shares, see the section of the accompanying prospectus entitled "Description of Common Shares."

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                   FOR NON-U.S. HOLDERS OF OUR COMMON SHARES

     The following is a description of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common shares acquired by Non-U.S. Holders in this offering. A "Non-U.S. Holder" means any person or entity that is a beneficial owner of our common shares, other than an entity treated as a partnership, that is not any of the following for U.S. federal income tax purposes:

     - an individual citizen or resident of the United States;

     - a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any state thereof or the District of Columbia;

     - an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) which has made an election to be treated as a U.S. person under applicable Treasury Regulations.

     If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common shares should consult their tax advisors.

     This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder and judicial and administrative authority, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We assume in the summary that a Non-U.S. Holder holds our common shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address aspects of U.S. federal taxation other than income and estate taxation. This summary does not discuss all the tax consequences that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder's particular circumstances, nor does it consider any specific facts or circumstances that may apply to a Non-U.S. Holder subject to special treatment under the U.S. federal income tax laws. In particular, this summary does not address the tax treatment of special classes of Non-U.S. Holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, partnerships or other entities classified as partnerships or flow-through entities for U.S. federal income tax purposes, persons holding our common shares as part of a straddle, hedge, conversion, or other integrated transaction, or U.S. expatriates. Moreover, special rules may apply if a Non-U.S. Holder is a "controlled foreign corporation," "passive foreign investment company," or "foreign personal holding company," as defined under the Code. In addition, this summary does not address any state, local, or foreign tax considerations that may be relevant to a Non-U.S. Holder's decision to purchase common shares.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES, AND THE NON-U.S. TAX CONSEQUENCES, TO THEM OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

U.S. FEDERAL INCOME TAX

     Distributions. If we pay distributions on our common shares, those payments will constitute dividends for U.S. income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If those distributions exceed our current and accumulated earnings and profits, (1) the distributions will constitute a return of capital (to the extent of the Non-U.S. Holder's basis in the shares) and will reduce the Non-U.S. Holder's basis in the shares, but not below zero, and (2) any remaining amount of the distributions will be treated as capital gain from the sale of shares.

     In general, dividends we pay to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the Non-U.S. Holder within the United States.

     Dividends effectively connected with such a U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a Non-U.S. Holder, generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation or deemed repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments and exceptions.

     A Non-U.S. Holder of common shares who wishes to claim the benefit of an applicable income tax treaty rate for U.S. withholding tax on dividends, will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person or (b) if the common shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

     A Non-U.S. Holder of common shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     Disposition Of Our Common Shares. Generally, Non-U.S. Holders will not be subject to U.S. federal income tax, or withholding thereof, in respect of gain recognized on a disposition of our common shares unless one or more of the following exceptions applies:

     - The gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States, or if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the U.S. In any such case, gain will be subject to regular graduated U.S. federal income tax rates, and the branch profits tax described above under "U.S. Federal Income Tax -- Distributions" may also apply if the Non-U.S. Holder is a corporation.

     - In the case of a Non-U.S. Holder who is a non-resident alien individual and holds our common shares as a capital asset, the Non-U.S. Holder is present in the U.S. for 183 or more days in the taxable year of the sale and other conditions are met. In any such case, the Non-U.S. Holder will be subject to U.S. federal income tax at a 30% rate on the gain.

     - The Non-U.S. Holder is subject to U.S. federal income tax under provisions of U.S. federal income tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States).

     - We are or, during the past five years, have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met.

     Generally, a corporation is a "United States real property holding corporation" if, at any time during the past five years, the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we are or, during the past five years, have been a United States real property holding corporation for U.S. federal income tax purposes, and we do not expect to become one in the future. Even if we are or have been a United States real property holding corporation for U.S. federal income tax purposes, a Non-U.S. Holder who is otherwise not subject to U.S. federal income tax on gain realized on a sale or other disposition of our common shares would not be subject to such taxation, but only if our common shares are "regularly traded on an established securities market" for U.S. federal income tax purposes and such Non-U.S. Holder does not own (and did not own), directly or indirectly, at any time during the five-year period ending on the date of disposition, more than five percent of the outstanding common shares.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends that we paid to a Non-U.S. Holder, and the amount of tax that we withheld on those dividends. These reporting requirements apply regardless of whether withholding tax was reduced or eliminated by an applicable tax treaty. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides or is established. Under some circumstances, Treasury Regulations require backup withholding and additional information reporting on dividends. A Non-U.S. Holder will be subject to backup withholding for the gross amount of dividends paid to such holder (at the applicable rate of 28% through 2010 and 31% thereafter) unless such holder provides Internal Revenue Service Form W-8BEN (or other applicable form) and certifies under penalty of perjury that it is a Non-U.S. Holder, and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or such holder otherwise establishes an exemption. Generally, dividends paid to a Non-U.S. Holder that are subject to the 30% U.S. federal withholding tax described above under "U.S. Federal Income Tax -- Distributions" are not subject to backup withholding.

     Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common shares within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. A Non-U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules or a credit against such Non-U.S. Holder's U.S. federal income tax liability by filing an appropriate claim for refund or credit with the Internal Revenue Service.

     Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation, including the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

U.S. FEDERAL ESTATE TAX

     If an individual Non-U.S. holder owns, or is treated as owning, our common shares at the time of his or her death, such common shares would generally be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Citigroup Global Markets Inc. is acting as the sole book-running manager of the offering, and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                               NUMBER OF
UNDERWRITER                                                      SHARES
-----------                                                    ----------
Citigroup Global Markets Inc. ..............................    7,370,000
KeyBanc Capital Markets, a division of McDonald Investments
  Inc. .....................................................    3,350,000
Deutsche Bank Securities Inc. ..............................    1,340,000
ABN AMRO Rothschild LLC.....................................    1,340,000
                                                               ----------
  Total.....................................................   13,400,000
                                                               ==========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.798 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.100 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 2,010,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares proportionate to that underwriter's initial purchase commitment.

     We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any of our common shares or any securities convertible into or exchangeable for our common shares. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     Each underwriter has represented, warranted and agreed that:

     - it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

     - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

     - the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

     The common shares are listed on the NYSE under the symbol "LZ."

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. The amounts shown assume both no exercise and full exercise of the underwriters' option to purchase additional common shares.

                                                                  PAID BY LUBRIZOL
                                                             ---------------------------
                                                             NO EXERCISE   FULL EXERCISE
                                                             -----------   -------------
Per share..................................................  $      1.33    $      1.33
Total......................................................  $17,822,000    $20,495,300

     In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $1.5 million.

     Certain of the underwriters and their affiliates have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, Citigroup Global Markets Inc. and Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., are a lead arranger and the agent, respectively, under each of the temporary bridge facility and the new credit facility entered into on August 24, 2004. In addition, Citigroup Global Markets Inc. was our financial advisor in connection with our acquisition of Noveon

International. ABN Amro Bank N.V. and KeyBank National Association, respective affiliates of ABN AMRO Rothschild LLC and KeyBanc Capital Markets, are initial lenders under the temporary bridge facility and the new credit facility. Deutsche Bank AG New York Branch, an affiliate of Deutsche Bank Securities Inc., is an initial lender under the new credit facility.

     Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common shares.

     A prospectus supplement and the accompanying prospectus may be made available in electronic format on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representative will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

PROSPECTUS

                                 $2,000,000,000

                            THE LUBRIZOL CORPORATION

                                 COMMON SHARES
                                DEBT SECURITIES

     This prospectus provides you with a general description of the common shares and debt securities that we may offer and sell from time to time. Each time we offer securities for sale we will provide a prospectus supplement that contains specific information about the terms of the offered securities and may add to, update or change the information contained in this prospectus. We will also describe in the prospectus supplement any material risk factors that an investor should consider before purchasing our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement describing the terms of the offering.

     Our common shares are listed for trading on the New York Stock Exchange under the symbol "LZ." The mailing address and telephone number of our principal executive offices are 29400 Lakeland Boulevard, Wickliffe, Ohio 44092-2298 and
(440) 943-4200.

     You should read this prospectus, the documents that are incorporated herein by reference and the applicable prospectus supplement carefully before you decide to invest in our securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is August 27, 2004.

                               TABLE OF CONTENTS

About this Prospectus.......................................     1
About The Lubrizol Corporation..............................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements..................................     2
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of Common Shares................................     4
Description of Debt Securities..............................     6
Plan of Distribution........................................    22
Legal Matters...............................................    25
Experts.....................................................    25

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement describing the terms of the offering. You should read both this prospectus and any applicable prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

                         ABOUT THE LUBRIZOL CORPORATION

     We are a leading global producer and marketer of technologically advanced chemicals and specialty materials for the transportation, consumer and industrial markets. We create additives, ingredients, resins and compounds that enhance the performance, quality and value of our customers' products.

     On June 3, 2004, we acquired Noveon International, Inc. We paid approximately $920.0 million for the equity of Noveon International, less certain transaction expenses of Noveon International, and subsequently paid approximately $1.1 billion in connection with the refinancing of the outstanding indebtedness of Noveon International and its subsidiaries. Noveon International is a leading global producer and marketer of technologically advanced specialty materials and chemicals used in a broad range of consumer and industrial applications. Noveon International's business includes a number of industry-leading product franchises marketed under some of the industry's most recognized brand names, including Carbopol(R), TempRite(R), Estane(R) and Hycar(R).

     Following our acquisition of Noveon International, we reorganized our business into two business units and operating segments: the lubricant additives segment, also referred to as Lubrizol Additives, and the specialty chemicals segment, also referred to as Noveon. The lubricant additives segment is comprised of our previous business in fluid technologies for transportation, advanced fluid systems, emulsified products and the former industrial additives product group of fluid technologies for industry. The specialty chemicals segment is comprised of the product lines of Noveon International and the former performance chemicals product group of fluid technologies for industry.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file annual, quarterly and current reports and other information with the SEC. Our reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the SEC's public reference facility by calling 1-800-SEC-0330. Our reports and other information filed by us with the SEC are also available at the SEC's website on the Internet located at www.sec.gov. Our common shares are listed for trading on the NYSE under the symbol "LZ." We maintain a website on the Internet located at www.lubrizol.com. The information on our website is not incorporated by reference in this prospectus.

     The SEC allows us to incorporate by reference in this prospectus the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We hereby incorporate by reference our filings listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until all of the securities offered under this prospectus are sold:

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       2003;

     - Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

     - Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004;

     - Our Current Reports on Form 8-K filed with the SEC on April 16, May 20, June 16, July 29, August 4 and August 20, 2004;

     - The description of our common shares contained in Item 2 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1991;

     - Our Registration Statement on Form 8-A filed with the SEC on October 1, 1997; and

     - Our Registration Statement on Form 8-A/A filed with the SEC on August 17, 1999.

     We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

     The Lubrizol Corporation
     29400 Lakeland Boulevard
     Wickliffe, Ohio 44092-2298
     (440) 943-4200
     Attn: Joanne Wanstreet

     You should only rely on the information contained in this prospectus, any prospectus supplement or any document incorporated by reference. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains, each prospectus supplement may contain and the documents incorporated by reference herein contain or will contain forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by any forward-looking statements.

     We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed or implied by the forward-looking statements made by us:

     - the effect of interest rate fluctuations on our interest expense;

     - the conditions in the debt and equity markets at the time we implement our permanent financing;

     - our ability to refinance our bridge facility by May 27, 2005, when it is due and payable;

     - our indebtedness requires the use of a significant portion of our cash flow to make interest and principal payments, thereby reducing the availability of our cash flow to fund capital expenditures, acquisitions or other general corporate purposes;

     - the overall global economic environment and the overall demand for our products on a worldwide basis;

     - the demand for our products in developing regions such as China and India, which geographic areas are an announced focus of our activities;

     - technology developments that affect longer-term trends for our products;

     - the extent to which we are successful in expanding our business in new and existing markets;

     - our ability to identify, complete and integrate acquisitions for profitable growth, especially our ability to integrate the acquisition of Noveon International;

     - our success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;

     - our ability to continue to reduce complexities and conversion costs and modify our cost structure to maintain and enhance our competitiveness;

     - our success in retaining and growing the business that we do with our largest customers;

     - the cost, availability and quality of raw materials, including petroleum-based products;

     - the cost and availability of energy, including natural gas and electricity;

     - the effects of fluctuations in currency exchange rates upon our reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;

     - the extent to which we achieve market acceptance of our commercial development programs;

     - significant changes in government regulations affecting environmental compliance; and

     - the ability to identify, understand and manage risks inherent in new markets in which we choose to expand.

                                USE OF PROCEEDS

     Unless otherwise disclosed in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities to repay outstanding indebtedness, including debt that we incurred in connection with the acquisition of Noveon International, or for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges on an historical basis for the periods indicated.

                                                                     YEAR ENDED DECEMBER 31,           SIX MONTHS
                                                              -------------------------------------       ENDED
                                                              1999    2000    2001    2002    2003    JUNE 30, 2004
                                                              -----   -----   -----   -----   -----   -------------
Ratio of earnings to fixed charges(1).......................  7.71X   7.66X   6.97X   9.29X   6.19X       3.73X

---------------

(1) Our ratio of earnings to fixed charges has been computed by dividing earnings (including distributed income of equity investees) before income taxes plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt expense and capitalized interest).

                          DESCRIPTION OF COMMON SHARES

COMMON SHARES

     The following is a summary of the provisions of our common shares. The rights of our common shares are defined by our Amended Articles of Incorporation and our Code of Regulations, as amended, and the provisions of the Ohio General Corporation Law. You should refer to those documents and provisions for more complete information regarding our common shares.

     Holders of our common shares are entitled to one vote per share on all matters upon which our shareholders are entitled to vote, including the election of directors. The holders of common shares are entitled to dividends when, as and if declared by our Board of Directors out of legally available funds. In the event of any liquidation, dissolution or winding up of our business, each holder of common shares is entitled to share ratably in all of our assets remaining after the payment of liabilities. Holders of common shares have no preemptive right to purchase any of our securities or any securities that are convertible into or exchangeable for any of our securities. The common shares are not subject to any provisions relating to redemption. The common shares have no conversion rights and are not subject to further calls or assessments by us. All of our common shares now outstanding, and all of our common shares that are issued in an offering under this prospectus, are or will be when issued fully paid and non-assessable.

     As of August 15, 2004, we have 120,000,000 common shares authorized for issuance under our Amended Articles of Incorporation, 51,774,231 common shares issued and outstanding, and 5,602,124 common shares committed to be issued pursuant to our various employee benefit and compensation plans.

     Our common shares are listed for trading on the NYSE under the symbol "LZ." As of August 15, 2004, we have 3,779 shareholders of record. This number excludes beneficial owners of common shares held in street name. Based on requests from brokers and other nominees, we estimate there are approximately 21,700 beneficial owners of our common shares.

PROVISIONS RELATING TO TAKEOVER MATTERS

     Our Board of Directors must have at least nine, and no more than thirteen, directors and is currently fixed at eleven directors, who are divided into three classes. Two classes have four directors, and the other class has three directors. Directors of each class serve for three-year terms, with one class being elected each year. The authorized number of directors and the number of directors in each class may be changed only by the affirmative vote of the holders of at least a majority of the shares entitled to vote for the election of directors that are represented at a meeting of shareholders called for the purpose of electing directors or by the affirmative vote of a majority of the directors then in office.

     Under the Ohio General Corporation Law, if a corporation's Board of Directors is divided into classes, then directors may be removed by the shareholders only for cause. Under our Code of Regulations, a director may be removed upon the vote of the holders of two-thirds of the shares that are represented at an annual meeting or any special meeting of shareholders duly called for that purpose. Unless all of the directors of a class are removed, a director may not be removed if the number of shares voted against the director's removal would be sufficient, if cumulatively voted at an election of all of the directors or all of the directors of a particular class, to elect one director. If any director is removed, the resulting vacancy may be filled by a majority vote of the Board of Directors. Any director elected to fill a vacancy will hold office until the expiration of the term of office for the class to which the director was elected.

     Nominations of persons for election as directors may be made at a meeting of shareholders by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors, or by any shareholder entitled to vote for the election of directors who gives timely notice. To be timely, a shareholder's notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting; except that, if less than 75 days' notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholder will be timely if it is received not later than the 15th day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

     A special meeting of shareholders may be called by the chairman of the board, the president, a majority of the directors acting with or without a meeting, or by shareholders holding 50% or more of the outstanding shares entitled to vote at the special meeting.

     Our Code of Regulations provides that holders of shares entitling them to exercise at least a majority of our voting power will constitute a quorum at any meeting of shareholders; except that, whether or not a quorum is present, the holders of a majority of the voting shares represented at a meeting may adjourn the meeting without notice other than by announcement at the meeting.

     Our Code of Regulations may be amended, repealed or superseded by new regulations by the affirmative vote of the holders of a majority of the shares represented at an annual meeting or any special meeting of shareholders duly called for that purpose. The provisions of our Code of Regulations regarding the number, classification and removal of directors, however, may be amended or repealed only with the affirmative vote of the holders of at least two-thirds of our voting power, unless the amendment or repeal has been recommended by at least two-thirds of the directors then in office.

     Section 1704.02 of the Ohio General Corporation Law (also known as the Merger Moratorium Law) prohibits Chapter 1704 transactions (as defined below) for a period of three years from the date on which a shareholder first becomes an interested shareholder unless the directors of the corporation prior to the shareholder becoming an interested shareholder approved the transaction or approved the transaction pursuant to which the shareholder became an interested shareholder. "Chapter 1704 transactions" include mergers, consolidations, combinations, majority share acquisitions or sales of substantial assets between an Ohio corporation and an interested shareholder or an affiliate or associate of an interested shareholder. An "interested shareholder" is defined generally as any person that beneficially owns 10% or more of the outstanding voting shares of the corporation. After the three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation, including at least a majority of the disinterested shareholders.

     Under Ohio securities law, any person making a "control bid" pursuant to a tender offer for the securities of certain publicly held companies, including our company, must file upon commencement of the bid certain information relating to the bid with the Ohio Division of Securities. The Division may within five calendar days suspend the bid if the required information has not been filed, if material information regarding the bid has not been provided to the shareholders of the company, or if there has been any other violation of the Ohio Securities Act.

     Under the Ohio General Corporation Law, the approval by the affirmative vote of holders of two-thirds of the voting power of a corporation entitled to vote on the matter is required for mergers, consolidations, majority share acquisitions, combinations involving the issuance of shares with one-sixth or more of the voting power of the corporation, and any transfers of all or substantially all of the assets of a corporation unless the articles of incorporation of the corporation specify a different proportion (which cannot be less than a majority). Our Amended Articles of Incorporation provide that these actions generally can be authorized by the holders of a majority of the outstanding shares.

     Our Amended Articles of Incorporation include provisions that require prior shareholder approval for any acquisition of shares in which a person or group obtains voting power of our company in one of the following ranges: one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority. Any such acquisition must be approved at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of both (1) the holders of a majority of the outstanding voting shares and (2) the holders of a majority of the outstanding voting shares after excluding interested shares. For this purpose, "interested shares" includes shares held by the directors who are employees and certain officers of our company and shares held by the person or group acquiring the shares. Our company has "opted out" of a similar provision that is set forth in the Ohio General Corporation Law.

     Our Amended Articles of Incorporation contain provisions that require certain related-party transactions to be approved by the affirmative vote of the holders of both a majority of the outstanding voting shares and a majority of such shares after excluding the shares owned by the related party involved in the transaction, unless certain fair price provisions are complied with. For this purpose, a "related party" means any person that beneficially owns 10% or more, but less than 90%, of our outstanding voting shares and any of such person's affiliates or associates. A "related-party transaction" includes any merger or consolidation, any sale, purchase, lease, exchange or transfer of substantial assets, the issuance or transfer of any securities, any reclassification of securities or recapitalization or the adoption of any plan or proposal for liquidation or dissolution, in each case with, to or for the benefit of a related party.

     Our Amended Articles of Incorporation may be amended, repealed or superseded by new articles of incorporation by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares.

     Our company has a shareholder rights plan. Under that plan, rights have been distributed to all of our shareholders. If any person or group acquires 20% or more of our common shares, these rights will "flip in" and permit all holders, other than the acquiring person, to purchase additional shares at a discounted price.

     Some or all of these provisions of our Amended Articles of Incorporation, Code of Regulations and Ohio law and our shareholder rights plan may have the effect of delaying, hindering or preventing a change in control of our company that is not supported by our Board of Directors, including a change in control that might result in the receipt by shareholders of a purchase price in excess of then current market prices.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. The debt securities are to be issued under an indenture (the "indenture") among Lubrizol, the Guarantors and Wells Fargo Bank, National Association, as trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The particular terms of the debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered debt securities, will be described in the prospectus supplement.

     Because the following is a summary of the material terms and provisions of the indenture and the debt securities, you should refer to the indenture and the debt securities for complete information regarding the terms and provisions of the indenture and the debt securities, including the definitions of some of the terms used below. You should also refer to the Trust Indenture Act of 1939, certain terms of which are made a part of the indenture by reference. Wherever particular articles, sections or defined terms of the indenture are referred to, such articles, sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference. For purposes of this description of debt securities, references to "Lubrizol" include only The Lubrizol Corporation and not its subsidiaries.

GENERAL

     The indenture does not limit the aggregate principal amount of debt securities that Lubrizol may issue thereunder and provides that Lubrizol may issue debt securities thereunder from time to time in one or more series. (Section 3.1) The indenture does not limit the amount of other Debt (as defined below) or debt securities, other than certain secured Debt as described below, which Lubrizol or its subsidiaries may issue.

     Unless otherwise provided in a prospectus supplement, the debt securities will be unsecured obligations of Lubrizol, ranking senior in right of payment to all future obligations of Lubrizol that are, by their terms, expressly subordinated in right of payment to the debt securities and equally in right of payment with all existing and future unsecured obligations of Lubrizol that are not so subordinated.

     The prospectus supplement relating to the particular debt securities offered thereby will describe the following terms of the offered debt securities:

     - the title of such debt securities and the series in which such debt securities will be included, which may include medium-term notes;

     - any limit upon the aggregate principal amount of such debt securities;

     - the date or dates, or the method or methods, if any, by which such date or dates will be determined, on which the principal of such debt securities will be payable;

     - the rate or rates at which such debt securities will bear interest, if any, which rate may be zero in the case of certain debt securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which such rate or rates will be determined (including, if applicable, any remarketing option or similar method), and the date or dates from which such interest, if any, will accrue or the method by which such date or dates will be determined;

     - the date or dates on which interest, if any, on such debt securities will be payable and any regular record dates applicable to the date or dates on which interest will be so payable;

     - whether and under what circumstances additional amounts in respect of certain taxes, fees, duties, assessments or governmental charges that might be imposed on holders of such debt securities will be payable and, if so, whether and on what terms Lubrizol will have the option to redeem such debt securities in lieu of paying such additional amounts (and the terms of such option);

     - the place or places where the principal of, any premium or interest on or any additional amounts with respect to such debt securities will be payable, any of such debt securities that are issued in registered form may be surrendered for registration of transfer or exchange, and any such debt securities may be surrendered for conversion or exchange;

     - whether any of such debt securities are to be redeemable at the option of Lubrizol and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities may be redeemed, in whole or in part, at the option of Lubrizol;

     - whether Lubrizol will be obligated to redeem or purchase any of such debt securities pursuant to any sinking fund or analogous provision or at the option of any holder thereof and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such debt securities so redeemed or purchased;

     - if other than in denominations of $1,000 and any integral multiple thereof, the denominations in which any debt securities to be issued in registered form will be issuable and, if other than a denomination of $5,000, the denominations in which any debt securities to be issued in bearer form will be issuable;

     - whether the debt securities will be convertible into other securities of Lubrizol and/or exchangeable for securities of other issuers and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable;

     - if other than the principal amount, the portion of the principal amount (or the method by which such portion will be determined) of such debt securities that will be payable upon declaration of acceleration of the maturity thereof;

     - if other than U.S. dollars, the currency of payment, including composite currencies, of the principal of, any premium or interest on or any additional amounts with respect to any of such debt securities;

     - whether the principal of, any premium or interest on or any additional amounts with respect to such debt securities will be payable, at the election of Lubrizol or a holder, in a currency other than that in which such debt securities are stated to be payable and the date or dates on which, the period or periods within which, and the other terms and conditions upon which such election may be made;

     - any index, formula or other method used to determine the amount of payments of principal of, any premium or interest on or any additional amounts with respect to such debt securities;

     - whether such debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for such global security or securities;

     - any deletions from, modifications of or additions to the Events of Default or covenants of Lubrizol with respect to such debt securities;

     - whether the provisions described below under "Discharge, Defeasance and Covenant Defeasance" will be applicable to such debt securities;

     - whether any of such debt securities are to be issued upon the exercise of warrants, and the time, manner and place for such debt securities to be authenticated and delivered; and

     - any other terms of such debt securities and any other deletions from or modifications or additions to the indenture in respect of such debt securities. (Section 3.1)

     Lubrizol will have the ability under the indenture to "reopen" a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of that series. Lubrizol is also permitted to issue debt securities with the same terms as previously issued debt securities. (Section 3.1)

     Unless otherwise provided in the related prospectus supplement, principal, premium, interest and additional amounts, if any, with respect to any debt securities will be payable at the office or agency maintained by Lubrizol for such purposes (initially the designated corporate trust office of the trustee). In the case of debt securities issued in registered form, interest may be paid by check mailed to the persons entitled thereto at their addresses appearing on the security register or by transfer to an account maintained by the payee with a bank located in the United States. Interest on debt securities issued in registered form will be payable on any interest payment date to the persons in whose names the debt securities are registered at the close of business on the regular record date with respect to such interest payment date. All paying agents initially designated by Lubrizol for the debt securities will be named in the related prospectus supplement. Lubrizol may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that Lubrizol will be required to maintain a paying agent in each place where the principal of, any premium or interest on or any additional amounts with respect to the debt securities are payable. (Sections 3.7 and 10.2)

     Unless otherwise provided in the related prospectus supplement, the debt securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if so required by Lubrizol or the security registrar) or exchanged for other debt securities of the same series (containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount) at the office or agency maintained by Lubrizol for such purposes (initially the designated corporate trust office of the trustee). Such transfer or exchange will be made without service charge, but Lubrizol may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses then payable. Lubrizol will not be required to (1) issue, register the transfer of, or exchange debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt securities and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (Section 3.5) Lubrizol has appointed the trustee as security registrar. Any transfer agent (in addition to the security registrar) initially designated by Lubrizol for any debt securities will be named in the related prospectus supplement. Lubrizol may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that Lubrizol will be required to maintain a transfer agent in each place where the principal of, any premium or interest on or any additional amounts with respect to the debt securities are payable. (Section 10.2)

     Unless otherwise provided in the related prospectus supplement, the debt securities will be issued only in fully registered form without coupons in minimum denominations of $1,000 and any integral multiple thereof. (Section 3.2) The debt securities may be represented in whole or in part by one or more global debt securities registered in the name of a depositary or its nominee and, if so represented, interests in such global debt security will be shown on, and transfers thereof will be effected only through, records maintained by the designated depositary and its participants as described below. Where debt securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special United States federal income tax considerations, applicable to such debt securities and to payment on and transfer and exchange of such debt securities will be described in the related prospectus supplement.

     The debt securities may be issued as original issue discount securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. Special United States federal income tax and other considerations applicable to original issue discount securities will be described in the related prospectus supplement.

     If the purchase price of any debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, or any premium or interest on, or any additional amounts with respect to, any debt securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain United States federal income tax considerations, specific terms and other information with respect to such debt securities and such foreign currency or currency units will be set forth in the related prospectus supplement.

     Lubrizol will comply with Section 14(e) of the Securities Exchange Act of 1934 and any tender offer rules under the Securities Exchange Act of 1934, to the extent applicable, in connection with any obligation of Lubrizol to purchase debt securities at the option of the holders. Any such obligation applicable to a series of debt securities will be described in the related prospectus supplement.

     Unless otherwise described in a prospectus supplement relating to any debt securities, other than as described below under "-- Limitation on Liens" and "-- Limitation on Sale/Leaseback Transactions," the indenture does not contain any provisions that would limit the ability of Lubrizol to incur indebtedness or that would afford holders of debt securities protection in the event of a sudden and significant decline in the credit quality of Lubrizol or a takeover, recapitalization or highly leveraged or similar transaction involving Lubrizol. Accordingly, Lubrizol could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect Lubrizol's capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any deletions from, modifications of or additions to the Events of Defaults described below or covenants of Lubrizol contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

GUARANTEES

     The debt securities will be jointly and severally guaranteed by each of the following wholly owned, direct and indirect domestic Subsidiaries of Lubrizol:

     - 1500 West Elizabeth Corporation                            - MPP Pipeline Corporation
     - Carroll Scientific Inc.                                    - Noveon International, Inc.
     - Chemron Corporation                                        - Noveon, Inc.
     - CPI Engineering Services, Inc.                             - FCC Acquisition Corp.
     - Engine Control Systems Ltd.                                - Noveon China, Inc.
     - Gateway Additive Company                                   - Noveon Diamalt, Inc.
     - Lubricant Investments, Inc.                                - Noveon FCC, Inc.
     - Lubrizol China, Inc.                                       - Noveon Hilton Davis, Inc.
     - Lubrizol Enterprises, Inc.                                 - Noveon Holding Corporation
     - Lubrizol Foam Control Additives, Inc.                      - Noveon Investments, LLC
     - Lubrizol Holding Inc.                                      - Noveon IP Holdings Corp.
     - Lubrizol Inter-Americas Corporation                        - Noveon Kalama, Inc.
     - Lubrizol International Management Corporation              - Noveon Textile Chemicals, Inc.
     - Lubrizol Overseas Trading Corporation                      - Performance Materials I Inc.
     - Lubrizol Performance Systems Inc.                          - Performance Materials II LLC
     - LZ Holding Corporation

     The Guarantee of each Guarantor will be a general unsecured obligation of such Guarantor and will rank senior in right of payment to all future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee and equally in right of payment with all existing and future unsecured obligations of such Guarantor that are not so subordinated. The debt securities will be effectively subordinated to the obligations of each of Lubrizol's direct and indirect Subsidiaries that are not a Guarantor of the debt securities. The Guarantee of each Guarantor of the debt securities of any series will rank equally with the Guarantee of such Guarantor of the debt securities of each other series. No stock representing more than 65% of the voting power of any foreign entity held directly or indirectly by a Guarantor will be deemed to serve as security for the debt securities under the Guarantees.

     The Guarantee of a Guarantor will be released:

     - in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person other than Lubrizol or any Subsidiary of Lubrizol;

     - in connection with the sale or other disposition of all or substantially all of the assets of such Guarantor, including by way of merger, consolidation or otherwise, to a Person other than to Lubrizol or any Subsidiary of Lubrizol;

     - in the case of any Restricted Subsidiary that is required to Guarantee outstanding debt securities pursuant to the covenant described under "-- Issuance of Subsidiary Guarantees," upon the release or discharge of the guarantee of such Restricted Subsidiary of debt of Lubrizol that resulted in the obligation to so Guarantee the debt securities; or

     - upon the release of such Guarantor from all of its obligations under its guarantee granted in favor of the lenders under the Credit Agreement.

     The amount of each Guarantee will be limited to the extent required under applicable fraudulent conveyance laws to cause such Guarantee to be enforceable.

CONVERSION AND EXCHANGE

     The terms, if any, on which debt securities of any series are convertible into or exchangeable for other securities, whether or not issued by Lubrizol, property or cash, or a combination of any of the foregoing, will be set forth in the related prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Lubrizol, in which the securities, property or cash to be received by the holders of the debt securities would be calculated according to the factors and at such time as described in the related prospectus supplement.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series.

     The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series. Lubrizol anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security. Such accounts will be designated by the underwriters or agents with respect to such debt securities, or by Lubrizol if such debt securities are offered and sold directly by Lubrizol. Ownership of beneficial interests in a global security will be limited to persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as the depositary for a global security, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by such global security registered in their names and will not receive or be entitled to receive physical delivery of debt securities of that series in definitive form.

     Principal of, any premium and interest on, and any additional amounts with respect to, debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of Lubrizol, any Guarantor, the trustee, any paying agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Lubrizol expects that the depositary for a series of debt securities or its nominee, upon receipt of any payment with respect to such debt securities, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global security for such debt securities as shown on the records of such depositary or its nominee. Lubrizol also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     The indenture provides that if (1) the depositary for a series of debt securities notifies Lubrizol that it is unwilling or unable to continue as depositary or if such depositary ceases to be eligible under the indenture and a successor depositary is not appointed by Lubrizol within 90 days of written notice, (2) Lubrizol determines that debt securities of a particular series will no longer be represented by global securities and executes and delivers to the trustee a company order to such effect, or (3) an Event of Default has occurred and is continuing with respect to a series of debt securities, the global securities will be exchanged for debt securities of such series in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive debt securities will be registered in such name or names as the depositary shall instruct the trustee. (Section 3.5) It is expected that such instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global securities.

CERTAIN COVENANTS

  LIMITATION ON LIENS

     Under the indenture, Lubrizol will covenant that, so long as any debt securities are outstanding, it will not, nor will it permit any Restricted Subsidiary to, create, incur, assume, guarantee or otherwise permit to exist any Debt secured by any mortgage, pledge, lien, security interest or other encumbrance (a "Lien") on any property (including shares of Capital Stock or Debt) of Lubrizol or any Restricted Subsidiary, whether now owned or hereafter acquired, without in any such case effectively providing, concurrently with the creation, incurrence, assumption or guarantee of any such Debt, that the debt securities (and, if Lubrizol shall so determine, any other Debt of Lubrizol or any Restricted Subsidiary that is not subordinate to the debt securities or the Guarantees and with respect to which the governing instruments require, or pursuant to which Lubrizol or such Restricted Subsidiary is otherwise obligated to provide, such security) shall be secured equally and ratably with or prior to such Debt for at least the time period such other Debt is so secured; provided that Debt secured by such Liens may be created, incurred, assumed or guaranteed, without equally and ratably securing outstanding debt securities, if the aggregate principal amount of all Debt then outstanding secured by Liens on property (including shares of Capital Stock and Debt) of Lubrizol and of any Subsidiary (not including Debt described in clauses (1) through (8) below) plus Attributable Debt of Lubrizol and its Subsidiaries in respect of sale/leaseback transactions described under "-- Limitation on Sale/ Leaseback Transactions" below that would otherwise be subject to the restrictions described under "-- Limitation on Sale/Leaseback Transactions," does not at the time the principal amount of such Debt is incurred exceed 15% of Consolidated Net Tangible Assets. If a secured revolving credit facility is established or increased without equally and ratably securing outstanding debt securities in compliance with the proviso in the immediately preceding sentence, then all subsequent borrowings under such revolving credit facility shall be deemed to be permissible under the limitation contained in the proviso in the immediately preceding sentence. (Section 10.5)

     The foregoing restrictions shall not apply to Debt secured by:

          (1) Liens on property of Lubrizol or any Restricted Subsidiary existing on the date of original issuance of the applicable series of debt securities or such other date as may be specified for such series in accordance with the indenture;

          (2) Liens on property acquired by Lubrizol or any Restricted Subsidiary (including acquisition through merger or consolidation), provided that such Liens were in existence prior to and were not created in contemplation of such acquisition and shall not extend to any other property of Lubrizol or any Restricted Subsidiary;

          (3) Liens on property (including in the case of a plant or facility, the land on which it is erected and fixtures comprising a part thereof) of Lubrizol or any Restricted Subsidiary securing the payment of all or any part of the purchase price or construction cost thereof or securing any Debt created, incurred, assumed or guaranteed prior to, at the time of or within 120 days after the latest of the acquisition of such property or the completion of such construction, for the purpose of financing all or any portion of the purchase price or construction cost thereof (provided, in the case of Liens securing the payment of all or any part of the purchase price of property of Lubrizol or any Restricted Subsidiary, as the case may be, or securing any Debt created, incurred, assumed or guaranteed for the purposes of financing all or any part of such purchase price, such Liens are limited to the property then being acquired and fixed improvements thereon and the Capital Stock of any Person formed to acquire such property and provided further, in the case of Liens securing the payment of all or any part of the construction cost of any property of Lubrizol or any Restricted Subsidiary, as the case may be, or securing Debt created, incurred, assumed or guaranteed for the purpose of financing all or any part of such construction cost, such Liens are limited to the assets or property then being constructed and the land on which such property is erected and fixtures comprising a part thereof);

          (4) Liens on property of Lubrizol or any Restricted Subsidiary to secure all or any part of the cost of development, construction, alteration, repair or improvement of all or any part of such property, or to secure Debt created, incurred, assumed or guaranteed prior to, at the time of or within 120 days after the latest of the completion of such development, construction, alteration, repair or improvement, for the purpose of financing all or any part of such cost (provided such Liens do not extend to or cover any property of Lubrizol or any Restricted Subsidiary other than the property then being developed, constructed, altered, repaired or improved and the land on which such property is erected and fixtures comprising a part thereof);

          (5) Liens in favor of Lubrizol or a Restricted Subsidiary securing Debt of Lubrizol or a Restricted Subsidiary;

          (6) Liens created in connection with tax assessments or legal proceedings and mechanic's and materialman's liens and other similar liens created in the ordinary course of business;

          (7) Liens on property of Lubrizol or any Restricted Subsidiary (except property consisting of the Capital Stock or Debt of Lubrizol or any Restricted Subsidiary) in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of either, or in favor of any other country, or any department, agency or instrumentality or political subdivision thereof, in each case to secure payments pursuant to contract or statute or to secure Debt created, incurred, assumed or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such Liens, including Liens created in connection with pollution control, industrial revenue bond or other similar financings; and

          (8) Certain permitted extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (1) through (7), inclusive, provided that any of the foregoing are limited to the same property subject to, and securing no more Debt than the Lien so extended, renewed or replaced.

     For purposes of the "Limitation on Liens" covenant described above, the creation of a Lien on property (including shares of Capital Stock or Debt) of Lubrizol or any Restricted Subsidiary to secure Debt that existed prior to the creation of such Lien will be deemed to involve the creation of Debt secured by a Lien in an amount equal to the principal amount secured by such Lien.

  LIMITATION ON SALE/LEASEBACK TRANSACTIONS

     The indenture provides that neither Lubrizol nor any Restricted Subsidiary will enter into any arrangement after the date of original issuance of the applicable series of debt securities, or such other date as may be specified for such series in accordance with the indenture, with any Person (other than Lubrizol or a Restricted Subsidiary) providing for the leasing to Lubrizol or a Restricted Subsidiary for a period of more than three years of any property which has been, or is to be, sold or transferred by Lubrizol or such Restricted Subsidiary to such Person or to any Person (other than Lubrizol or a Restricted Subsidiary) to which funds have been or are to be advanced by such Person on the security of the leased property unless:

             (a) Lubrizol or such Restricted Subsidiary would be permitted, pursuant to the provisions described under "-- Limitation on Liens" above, to incur Debt in a principal amount equal to or exceeding the Attributable Debt in respect of such sale/leaseback transaction, secured by a Lien on the property to be leased, without equally and ratably securing all outstanding debt securities issued under the indenture;

             (b) since the date of the indenture and within a period commencing within six months prior to the consummation of such arrangement and ending six months after the consummation thereof, Lubrizol or such Restricted Subsidiary has expended or will expend for any property (including amounts expended for the acquisition thereof or for additions, alterations, improvements and repairs thereto) an amount up to the net proceeds of such arrangement and Lubrizol elects to designate such amount as a credit against such arrangement (with any such amount not being so designated to be applied as set forth in (c) below); or

             (c) Lubrizol, during or immediately after the expiration of the 12 months after the consummation of such transaction, applies or causes such Restricted Subsidiary to apply to the voluntary retirement, redemption or defeasance of debt securities of any series or other Funded Debt of Lubrizol (other than Funded Debt subordinated to the debt securities) or Funded Debt of such Restricted Subsidiary an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such transaction and the fair value, in the opinion of the Board of Directors of Lubrizol, of such property at the time of entering into such transaction (in either case adjusted to reflect the remaining term of the lease and any amount utilized by Lubrizol as set forth in (b) above), less an amount equal to the principal amount of any such Funded Debt of Lubrizol or such Restricted Subsidiary, other than debt securities, voluntarily retired by Lubrizol or such Restricted Subsidiary during such 12 month period. (Section 10.6)

  ISSUANCE OF SUBSIDIARY GUARANTEES

     Lubrizol will not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee any Debt of Lubrizol unless such Restricted
Subsidiary:

          (1) executes and delivers to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee (each, a "Guarantee") all of Lubrizol's obligations under the debt securities and the indenture on the terms set forth in the indenture; and

          (2) delivers to the trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

     Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture until such Guarantee is released in accordance with the provisions of the indenture. Lubrizol may cause any other Restricted Subsidiary of Lubrizol to issue a Guarantee and become a Guarantor under the indenture. (Section 10.7)

  CONSOLIDATION, MERGER AND SALE OF ASSETS

     The indenture provides that Lubrizol may not, in a single transaction or a series of related transactions, consolidate or merge with or into any Person or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of Lubrizol's properties and assets (determined on a consolidated basis for Lubrizol and its Restricted Subsidiaries) to any Person, unless (a) Lubrizol shall be the surviving or continuing corporation or the Person (if other than Lubrizol) formed by such consolidation or into which Lubrizol is merged or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by supplemental indenture satisfactory in form and substance to the trustee, the due and punctual payment of the principal of, any premium and interest on and any additional amounts with respect to all of the debt securities issued thereunder, and the performance of Lubrizol's obligations under such indenture and the debt securities issued thereunder, and shall provide for conversion or exchange rights in accordance with the provisions of the debt securities of any series that are convertible or exchangeable into common stock or other securities; (b) immediately before and after giving effect to such transaction and treating any Debt which becomes an Obligation of Lubrizol or one of its Subsidiaries as a result of such transaction as having been incurred by Lubrizol or such Subsidiary at the time of such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; and (c) certain other conditions are met. Notwithstanding the foregoing restrictions in this paragraph, Lubrizol may (or cause or permit its Restricted Subsidiaries to) sell, assign, transfer, lease, convey or otherwise dispose of its Foreign Assets to Lubrizol or any of its Subsidiaries to the extent that such sale, assignment, transfer, lease, conveyance or disposition is also permitted under the Credit Agreement. (Section 8.1)

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of Lubrizol shall be deemed to be the transfer of all or substantially all of the properties and assets of Lubrizol.

     No Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the indenture) will, and Lubrizol will not cause or permit any Guarantor to, consolidate or merge with or into or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets to any Person, other than Lubrizol or any other Guarantor, unless (a) the Guarantor shall be the surviving or continuing corporation or the Person (if other than the Guarantor) formed by such consolidation or into which the Guarantor is merged or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by supplemental indenture satisfactory in form and substance to the trustee, all of the obligations of the Guarantor under the indenture and such Guarantor's Guarantee, and shall provide for conversion or exchange rights in accordance with the provisions of the debt securities of any series that are convertible or exchangeable into common stock or other securities; (b) immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; and (c) certain other conditions are met. Notwithstanding the foregoing restrictions in this paragraph, any Guarantor may, and Lubrizol may cause or permit any Guarantor to, sell, assign, transfer, lease, convey or otherwise dispose of its Foreign Assets to any other Subsidiary to the extent that such sale, assignment, transfer, lease, conveyance or disposition is also permitted under the Credit Agreement. (Section 8.3)

DEFINITION OF CERTAIN TERMS

     The term "Attributable Debt" as used in the indenture means, in respect of any sale/leaseback transaction described under "-- Limitation on Sale/Leaseback Transactions" above, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by the lessee of the property subject to such sale/leaseback transaction under the lease included in such transaction during the remaining term thereof (including any period for which such lease has been extended), discounted from the respective due dates thereof to such date at the rate per annum equal to the weighted average of the interest rate(s) of the debt securities, or, in the case of original issue discount securities, the yield to maturity, compounded semiannually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount of rent shall include the lesser of (i) the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such amount of rent, as the case may be, and (ii) the amount of such penalty (in which event no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated). (Section 1.1)

     The term "Capital Stock" as used in the indenture means (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such Persons, and (2) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person. (Section 1.1)

     The term "Capitalized Lease Obligation" as used in the indenture means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capitalized lease obligations under generally accepted accounting principles and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with generally accepted accounting principles. (Section 1.1)

     The term "Consolidated Net Tangible Assets" as used in the indenture means, as of any particular time, the aggregate amount of the Consolidated Assets (as defined in the indenture) of Lubrizol and its Subsidiaries (less depreciation, amortization and other applicable reserves and other items deductible therefrom under generally accepted accounting principles) after deducting therefrom (i) all current liabilities (excluding any which are by their terms extendible or renewable at the option of the obligor to a time more than 12 months after the time as of which the amount is being computed), (ii) all goodwill, trade names, trademarks, patents and other intangibles, in each case net of applicable amortization, and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of Subsidiaries, all as would be shown on a consolidated balance sheet of Lubrizol and its Subsidiaries, prepared in accordance with generally accepted accounting principles, as of the date of the most recent quarterly consolidated balance sheet of Lubrizol and its Subsidiaries, prepared in accordance with generally accepted accounting principles, provided that, in the case of the balance sheet as of the end of the first, second or fourth quarterly fiscal periods of Lubrizol, the date of such balance sheet is not more than 125 days prior to the date of determination (130 days for quarterly fiscal periods for fiscal years ending on or after December 15, 2004 and before December 15, 2005) and, in the case of a balance sheet as of the end of the third quarterly fiscal period of Lubrizol, the date of such balance sheet is not more than 150 days prior to the date of determination (165 days for quarterly fiscal periods for fiscal years ending on or after December 15, 2004 and before December 15, 2005). (Section 1.1)

     The term "Credit Agreement" as used in the indenture means the credit agreement providing, inter alia, for revolving credit loans, term loans and/or letters of credit entered into among Lubrizol and/or any Subsidiary and one or more lenders on August 24, 2004, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, refinanced, refunded or replaced in whole or in part from time to time.

     The term "Debt" as used in the indenture means, with respect to any Person, without duplication (1) Obligations of such Person for money borrowed; (2) Obligations of such Person evidenced by notes, debentures, bonds or other similar instruments; (3) all Capitalized Lease Obligations of such Person; (4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted); (5) all Obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than Obligations with respect to letters of credit securing Obligations (other than Obligations described in (1) through (4) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (6) all Obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; (7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person (whether or not such Obligation is assumed by such Person), the amount of such Obligation being deemed to be the lesser of the fair market value of such property or assets or the amount of the Obligation so secured; and (8) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Debt in clauses (1) through (7) above. (Section 1.1)

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     The term "Domestic Subsidiary" as used in the indenture means each
Subsidiary of Lubrizol organized in the United States or a political subdivision thereof.

     The term "Foreign Assets" as used in the indenture means those assets of Lubrizol or any of its Subsidiaries that (a) consist of capital stock or other equity interests of Subsidiaries that are not Domestic Subsidiaries, (b) are assets owned by Subsidiaries that are not Domestic Subsidiaries or (c) are located outside of the United States.

     The term "Funded Debt" as used in the indenture means indebtedness created, assumed or guaranteed by a Person for money borrowed that matures by its terms, or is renewable by the borrower to a date, more than 12 months after the date of original creation, assumption or guarantee. (Section 1.1)

     The term "Obligations" as used in the indenture means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt. (Section 1.1)

     The term "Person" as used in the indenture means any individual, corporation, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof. (Section 1.1)

     The term "Restricted Subsidiary" as used in the indenture means (1) any Wholly Owned Subsidiary of Lubrizol substantially all of the assets of which are located in the United States (excluding territories or possessions) and (2) any Wholly Owned Subsidiary of Lubrizol which owns, directly or indirectly, any stock or indebtedness of a Restricted Subsidiary. (Section 1.1)

     The term "Subsidiary" as used in the indenture means, with respect to any Person, (1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person and (2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person. (Section 1.1)

     The term "Wholly Owned Subsidiary" means, with respect to Lubrizol, any Subsidiary of which all the outstanding voting securities are owned by Lubrizol or any other Wholly Owned Subsidiary of Lubrizol. (Section 1.1)

EVENTS OF DEFAULT

     Each of the following events will constitute an Event of Default under the indenture with respect to any series of debt securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (1) default in the payment of any interest on any debt security of such series, or any additional amounts payable with respect thereto, when such interest becomes or such additional amounts become due and payable, and continuance of such default for a period of 30 days;

          (2) default in the payment of the principal of or any premium on any debt security of such series, or any additional amounts payable with respect thereto, when such principal or premium becomes or such additional amounts become due and payable either at maturity, upon any redemption, by declaration of acceleration or otherwise;

          (3) default in the deposit of any sinking fund payment, when and as due by the terms of any debt security of such series;

          (4) default in the performance, or breach, of any covenant or warranty contained in the indenture for the benefit of such series or in the debt securities of such series, and the continuance of such default or breach for a period of 60 days after there has been given written notice as provided in the indenture;

          (5) if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Debt of Lubrizol or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Lubrizol or any of its Restricted Subsidiaries), including an Event of Default under any other series of debt securities, whether such Debt now exists or is hereafter created or incurred, happens and consists of default in the payment of more than $25,000,000 in principal amount of such Debt at the maturity thereof (after giving effect to any applicable grace period) or results in such Debt in principal amount in excess of $25,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such default is not cured or such acceleration is not rescinded or annulled within a period of 30 days after there has been given written notice as provided in the indenture;

          (6) Lubrizol shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $25,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

          (7) certain events in bankruptcy, insolvency or reorganization of Lubrizol or the Guarantors;

          (8) any Guarantee of any Guarantor ceases to be in full force and effect or any Guarantee of such Guarantor is declared to be null and void and unenforceable or any Guarantee of such Guarantor is found to be invalid or any Guarantor denies its liability under its Guarantee (other than the release of such Guarantor in accordance with the terms of the indenture); and

          (9) any other Event of Default provided in or pursuant to the indenture with respect to debt securities of such series. (Section 5.1)

     If an Event of Default with respect to the debt securities of any series (other than an Event of Default described in (7) of the preceding paragraph) occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series by written notice as provided in the indenture may declare the principal amount (or such lesser amount as may be provided for in the debt securities of such series) of all outstanding debt securities of such series to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of not less than a majority in principal amount of the outstanding debt securities of such series may, under certain circumstances, rescind and annul such declaration of acceleration. An Event of Default described in (7) of the preceding paragraph shall cause the principal amount and accrued interest (or such lesser amount as provided for in the debt securities of such series) to become immediately due and payable without any declaration or other act by the trustee or any holder. (Section 5.2)

     The indenture provides that, within 90 days after the occurrence of any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the debt securities of any series (a "default"), the trustee must transmit, in the manner set forth in such indenture, notice of such default to the holders of the debt securities of such series unless such default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, on, or additional amounts or any sinking fund installment with respect to, any debt security of such series, the trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the trustee in good faith determine that the withholding of such notice is in the best interest of the holders of debt securities of such series; and provided, further, that in the case of any default of the character described in (5) of the second preceding paragraph, no such notice to holders will be given until at least 30 days after the default occurs. (Section 6.2)

     If an Event of Default occurs and is continuing with respect to the debt securities of any series, the trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of debt securities of such series by all appropriate judicial proceedings. (Section 5.3) The indenture provides that, subject to the duty of the trustee during any default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of debt securities, unless such holders shall have offered to the trustee reasonable indemnity. (Section 6.1) Subject to such provisions for the indemnification of the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of such series. (Section 5.12)

MODIFICATION AND WAIVER

     Lubrizol and the trustee may modify or amend the indenture with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

     - change the stated maturity of the principal of, or any premium or installment of interest on, or any additional amounts with respect to, any debt security;

     - reduce the principal amount of, or the rate (or modify the calculation of such rate) of interest on, or any additional amounts with respect to, or any premium payable upon the redemption of, any debt security;

     - change the obligation of Lubrizol and the Guarantors to pay additional amounts with respect to any debt security;

     - reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof or the amount thereof provable in bankruptcy;

     - change the redemption provisions of any debt security or the right of repayment at the option of any holder of any debt security, in either case, in a manner adverse to the holder;

     - change the place of payment or the coin or currency in which the principal of, any premium or interest on or any additional amounts with respect to any debt security is payable;

     - impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder, on or after the repayment date);

     - reduce the percentage in principal amount of the outstanding debt securities, the consent of whose holders is required in order to take specific actions;

     - reduce the requirements for quorum or voting by holders of debt securities in Section 15.4 of the indenture;

     - modify any of the provisions in the indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of debt securities except to increase any percentage vote required or to provide that other provisions of such indenture cannot be modified or waived without the consent of the holder of each debt security affected thereby;

     - make any change that adversely affects the right to convert or exchange any debt security into or for other securities of Lubrizol or other securities, cash or property in accordance with its terms;

     - release any Guarantor from any of its obligations under its Guarantee or the indenture otherwise in accordance with the terms of the indenture; or

     - modify any of the above provisions. (Section 9.2)

     Lubrizol and the trustee may modify or amend the indenture and the debt securities of any series without the consent of any holder in order to, among other things:

     - provide for a successor to Lubrizol or a Guarantor pursuant to a consolidation, merger or sale of assets;

     - add to the covenants of Lubrizol or the Guarantors for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon Lubrizol or the Guarantors by the indenture;

     - add to or change any provisions of the indenture relating to the registration and exchange of bearer debt securities, change or eliminate restrictions on payments with respect to debt securities, or permit the issuance of debt securities in uncertificated form, all in a manner that will not materially adversely affect the interests of the holders of debt securities of any series;

     - establish the form or terms of debt securities of a series;

     - provide for a successor trustee with respect to the debt securities of all or any series;

     - cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture that will not materially adversely affect the interests of the holders of debt securities of any series;

     - change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities under the indenture;

     - add any additional Events of Default with respect to all or any series of debt securities;

     - supplement any provisions of the indenture to permit or facilitate the defeasance and discharge of any series of debt securities in a manner that will not materially adversely affect the interests of the holders of debt securities of any series;

     - secure the debt securities;

     - provide for conversion or exchange rights of the holders of any series of debt securities; or

     - make any other change that does not materially adversely affect the interests of the holders of any debt securities then outstanding under the indenture. (Section 9.1)

     The holders of at least a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive compliance by Lubrizol with certain covenants of the indenture. (Section 10.9) The holders of not less than a majority in principal amount of the outstanding debt securities of any series on behalf of the holders of all debt securities of that series may waive any past default and its consequences under the indenture with respect to the debt securities of that series, except a default (1) in the payment of principal, any premium or interest on or any additional amounts with respect to debt securities of such series or (2) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of any series affected. (Section 5.13)

     Under the indenture, Lubrizol is required to furnish the trustee annually a statement as to its performance of certain of its obligations under that indenture and as to any default in such performance. Lubrizol is also required to deliver to the trustee, within five days after knowledge of the occurrence thereof, written notice of any Event of Default, or any event which after notice or lapse of time or both would constitute an Event of Default, resulting from the failure to perform or breach of any covenant or warranty contained in the indenture or the debt securities of any series. (Section 10.10)

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

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Lubrizol and/or any Guarantors may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in U.S. dollars or in the Foreign Currency in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities with respect to principal and any premium, interest and additional amounts to the date of such deposit (if such debt securities have become due and payable) or to the maturity thereof, as the case may be. (Section 4.1)

     The indenture provides that, unless the provisions of Section 4.2 thereof are made inapplicable to the debt securities of or within any series pursuant to
Section 3.1 thereof, Lubrizol may elect either (1) to defease and discharge itself and each Guarantor from any and all obligations with respect to such debt securities (except for, among other things, obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency with respect to such debt securities and to hold moneys for payment in trust) ("defeasance") or (2) to release itself from its obligations with respect to such debt securities under certain covenants as described in the related prospectus supplement, and any omission or failure to comply with such obligations shall not constitute a default or an Event of Default with respect to such debt securities ("covenant defeasance"). Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by Lubrizol with the trustee, in trust, of an amount in U.S. dollars or in the Foreign Currency in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, such debt securities on the scheduled due dates. (Section 4.2)

     Such a trust may only be established if, among other things, (1) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which Lubrizol or the Guarantors is a party or by which it is bound, (2) no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of establishment of such a trust and, with respect to defeasance only, at any time during the period ending on the 123rd day after such date and (3) Lubrizol has delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of such debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by Lubrizol, a Revenue Ruling published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture. (Section 4.2)

     "Foreign Currency" means any currency, currency unit or composite currency, including, without limitation, the euro, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments. (Section 1.1)

     "Government Obligations" means debt securities which are (1) direct obligations of the United States of America or the government or the governments which issued the Foreign Currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government or governments which issued the Foreign Currency in which the debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, and which, in the case of clauses (1) and (2), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt. (Section 1.1)

     If after Lubrizol has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, (1) the holder of a debt security of that series is entitled to, and does, elect pursuant to Section 3.1 of the indenture or the terms of such debt security to receive payment in a currency other than that in which such deposit has been made in respect of such debt security, or (2) a Conversion Event occurs in respect of the Foreign Currency in which such deposit has been made, the indebtedness represented by such debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, any premium and interest on, and any additional amounts with respect to, such debt security as such debt security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of such debt security into the currency in which such debt security becomes payable as a result of such election or such Conversion Event based on (a) in the case of payments made pursuant to clause (1) above, the applicable market exchange rate for such currency in effect on the second business day prior to such payment date, or (b) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event. (Section 4.2)

     "Conversion Event" means the cessation of use of (1) a Foreign Currency both by the government of the country or the confederation which issued such Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or
(2) any currency unit or composite currency for the purposes for which it was established. All payments of principal of, any premium and interest on, and any additional amounts with respect to, any debt security that are payable in a Foreign Currency that ceases to be used by the government or governments of issuance shall be made in U.S. dollars. (Section 1.1)

     In the event Lubrizol effects covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to any covenant as to which there has been covenant defeasance, the amount in such Foreign Currency in which such debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on such debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such Event of Default. However, Lubrizol would remain liable to make payment of such amounts due at the time of acceleration.

NEW YORK LAW TO GOVERN

     The indenture, the debt securities and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in that state. (Section 1.13)

                              PLAN OF DISTRIBUTION

     We may sell our securities from time to time by any method permitted by the Securities Act of 1933, including in the following ways:

     - through one or more underwriters on a firm commitment or best-efforts basis;

     - directly to one or more purchasers;

     - through agents;

     - through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - in privately negotiated transactions; and

     - in any combination of these methods of sale.

     We may also make direct sales through subscription rights distributed to our shareholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

     The applicable prospectus supplement will set forth the specific terms of the offering of our securities including the name or names of any underwriters, dealers or agents; the purchase price of the securities and the proceeds to us from the sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers; and any securities exchange on which the securities may be listed. Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Unless otherwise specified in the applicable prospectus supplement, each series of securities will be a new issue with no established trading market, other than our common shares, which are currently listed on the NYSE. We expect that any common shares sold pursuant to a prospectus supplement will be listed on the NYSE. We may elect to list any series of debt securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, any series of debt securities that we may issue.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

     Offers to purchase our securities may be solicited by agents designated by us from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Broker-dealers or agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers participating in the distribution of our securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

     If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

     If the securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities. Under agreements into which we may enter, underwriters, dealers and agents who participate in the

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distribution of the securities may be entitled to indemnification by us against some liabilities, including liabilities under the Securities Act of 1933.

     If we use underwriters for an offering of securities, the underwriters may acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at varying prices determined by the underwriters at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as will be set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the securities. Underwriters may sell the securities to or through dealers, who may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers of the securities.

     Any underwriting compensation paid by us to underwriters or agents in connection with any offering of the securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of our securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

     If so indicated in the applicable prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers from certain types of institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. The applicable prospectus supplement will set forth the commission payable for solicitation of such offers.

     Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriters are utilized in the sale of the securities, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent. If we sell our securities to one or more underwriters on a firm commitment basis, then the underwriters will be obligated to purchase all of the securities offered if any are purchased.

     We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

     In connection with any offering, persons participating in the offering, such as any underwriters, may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by underwriters of a greater number of securities than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

     Any underwriters, dealers or agents involved in any distribution or sale of our securities may be customers of, engage in transactions with or perform services for us from time to time.

     We will bear all costs, expenses and fees in connection with the registration of the securities as well as the expense of all commissions and discounts, if any, attributable to the sales of the securities by us.

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                                 LEGAL MATTERS

     The validity of the securities that we are offering has been passed upon for us by Thompson Hine LLP. Shearman & Sterling LLP, New York, New York, may pass upon legal matters for the underwriters with respect to any underwritten offering of common shares or debt securities. Shearman & Sterling LLP will rely upon Thompson Hine LLP with respect to matters of Ohio law.

                                    EXPERTS

     The consolidated financial statements of The Lubrizol Corporation as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference from The Lubrizol Corporation's Current Report on Form 8-K dated August 20, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142 in 2002), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent registered public accounting firm, have audited the consolidated financial statements of Noveon International, Inc. at December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 and for the ten months ended December 31, 2001, and the consolidated financial statements of BFGoodrich Performance Materials (a segment of Goodrich Corporation) for the two months ended February 28, 2001, as set forth in their reports, included in The Lubrizol Corporation's Current Report (Form 8-K) dated May 20, 2004 and incorporated by reference in The Lubrizol Corporation's Current Report (Form 8-K/A) dated July 29, 2004, which are incorporated by reference in this prospectus. Ernst & Young LLP has also audited the consolidated financial statements of Noveon International, Inc. at December 31, 2003 and for the year then ended, as set forth in their report, included in The Lubrizol Corporation's Current Report (Form 8-K) dated August 4, 2004, which is incorporated by reference in this prospectus. Such consolidated financial statements are incorporated by reference in reliance on Ernst & Young's reports given on their authority as experts in accounting and auditing.

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                            13,400,000 COMMON SHARES

                              [LUBRIZOL CORP LOGO]

                            THE LUBRIZOL CORPORATION

                                  ------------
                             PROSPECTUS SUPPLEMENT
                               SEPTEMBER 22, 2004

                                  ------------

                                   CITIGROUP

                            KEYBANC CAPITAL MARKETS

                            ABN AMRO ROTHSCHILD LLC

                            DEUTSCHE BANK SECURITIES

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